As filed with the Securities and Exchange Commission on November 14, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VOLCOM, INC.
(Exact name of registrant as specified in its charter)

Delaware	2300	33-0466919
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1740 Monrovia Avenue
Costa Mesa, California 92627
(949) 646-2175
(Address, including zip code, and telephone number,
including area code, of the registrant’s principal executive offices)

Douglas P. Collier
Chief Financial Officer
Volcom, Inc.
1740 Monrovia Avenue
Costa Mesa, California 92627
(949) 646-2175
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Cary K. Hyden, Esq.	S. Hoby Darling, Esq.	Eric S. Haueter, Esq.
Shayne Kennedy, Esq.	General Counsel	Prashant Gupta, Esq.
Latham & Watkins LLP	Volcom, Inc.	Sidley Austin Brown & Wood LLP
650 Town Center Drive, Suite 2000	1740 Monrovia Avenue	555 California Street
Costa Mesa, California 92626	Costa Mesa, California 92627	San Francisco, California 94104
(714) 540-1235	(949) 646-2175	(415) 772-1200

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	per Share(2)	Offering Price(2)	Fee

Common Stock, $0.001 par value	5,750,000	$31.855	$183,166,250.00	$ 21,558.67

(1)	Includes shares to be sold upon exercise, if any, of the underwriters’ over-allotment option. See “Underwriting.”

(2)	Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average high and low sales prices of our common stock on November 8, 2005, as reported on the Nasdaq National Market.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

       You should rely only on the information contained in this prospectus. Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of our common stock in any circumstances under which the offer or solicitation is unlawful.
       Volcom®, (VOLCOM LOGO)® (The Stone Design mark), Volcom Entertainment®, Veeco Productions®, Amphibulator™, Band Joust™, Let The Kids Ride Free™, The Volcom Stage™, Vco.Operative™, Youth Against Establishment™ and Zip-Tech™ are trademarks of Volcom, Inc. This prospectus may also contain trademarks, trade names and service marks of others.

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PROSPECTUS SUMMARY
       This summary highlights selected information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock, some of which we discuss under “Risk Factors” and our consolidated financial statements and related notes.
VOLCOM, INC.
       We are an innovative designer, marketer and distributor of premium quality young mens and young womens clothing, accessories and related products under the Volcom brand name. Our products, which include t-shirts, fleece, bottoms, tops, jackets, boardshorts, denim and outerwear, incorporate distinctive combinations of fashion, functionality and athletic performance. We were founded in 1991 by Richard Woolcott and Tucker Hall in Orange County, California, the epicenter of boardsports culture. Since that time, Richard has led a committed and talented management team to create one of the leading boardsport brands in the world. We have increased our revenues from $36.6 million in 2000 to $113.2 million in 2004, representing a compound annual growth rate of 32.6%, and from $82.8 million for the nine months ended September 30, 2004 to $118.7 million for the nine months ended September 30, 2005. We have also increased our operating income from $1.5 million in 2000 to $24.4 million in 2004, and from $18.0 million for the nine months ended September 30, 2004 to $29.1 million for the nine months ended September 30, 2005.
       The Volcom brand, symbolized by The Stone (VOLCOM LOGO), is athlete-driven, creative and forward thinking. We have consistently followed our motto of “youth against establishment,” and our brand is inspired by the energy of youth culture. We believe that our brand is viewed as authentic by retailers and consumers due to our boardsports heritage and our position as the first major apparel company founded on the boardsports of skateboarding, snowboarding and surfing. The Volcom brand embodies all three of these boardsports, which differentiates us from many others within the broader action sports industry.
       Our founders set out to build a company that combined their passion for boardsports with their love of art, music and film. We support this vision with a marketing and promotion strategy that incorporates sponsorship of world-class athletes, grassroots boardsport marketing events, distinctive advertising, and by producing and selling music under our Volcom Entertainment label and boardsports-influenced films through Veeco Productions, our film production division. We believe our multi-faceted marketing approach integrates our brand image with the lifestyles and aspirations of our consumers.
       Volcom branded products are currently sold throughout the United States and in over 40 countries internationally. From our headquarters in Orange County, California, we serve the United States, Canada, Central America, Japan, Korea and Puerto Rico through in-house sales personnel, independent sales representatives and distributors. In other areas of the world, including Europe, Australia, Indonesia, South Africa and Brazil, we license our brand to entities that we believe have valuable local market insight and strong relationships with retailers in their respective territories. We receive a royalty on the sales of Volcom branded products sold by our licensees.
Business Strengths
       Our business strengths, which have enabled us to enhance, control and protect the Volcom brand image while generating strong financial performance, include:

•	an established, authentic lifestyle brand;

•	high quality, innovative products;

•	a comprehensive, integrated marketing strategy;

•	selective distribution of our products;

•	strong retailer relationships;

•	a flexible, efficient sourcing model; and

•	a proven senior management team.
Growth Strategy
       Our goal is to increase our revenues and profitability by:

•	building and reinforcing the authenticity, credibility and consumer awareness of our brand;

•	enhancing our distribution;

•	focusing on international distribution; and

•	selectively introducing new products and product lines.
Corporate History and Formation
       We were incorporated as Stone Boardwear, Inc. in California in May 1991 and have been doing business as Volcom since June 1991. We were reincorporated in Delaware in April 2005 and changed our name to Volcom, Inc. Our film production division has been doing business as Veeco Productions since September 1993. We have operated our music label, Volcom Entertainment, since 1995 and incorporated it as our wholly-owned subsidiary in April 1999. Our principal executive offices are located at 1740 Monrovia Avenue, Costa Mesa, California 92627, and our telephone number is (949) 646-2175. Our website is located at www.volcom.com. Information contained on our website does not constitute part of, nor is it incorporated into, this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	5,000,000 shares

Common stock to be outstanding immediately prior to and after this offering	24,214,120 shares

Use of proceeds	The selling stockholders will receive all of the net proceeds from the sale of shares of our common stock offered by this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Nasdaq National Market symbol	“VLCM”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase shares of our common stock.
       The number of shares of our common stock that will be outstanding immediately after this offering is based on 24,214,120 shares outstanding as of September 30, 2005 and does not take into account:

•	576,000 shares of common stock issuable upon the exercise of stock options outstanding under our 2005 Incentive Award Plan as of September 30, 2005 at a weighted average exercise price of $19.00 per share; and

•	an aggregate of 1,693,474 additional shares of common stock that were reserved and available for future award under our 2005 Incentive Award Plan as of September 30, 2005, plus scheduled annual increases in the number of shares reserved for issuance under the plan.
      Unless otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ over-allotment option to purchase up to 750,000 additional shares of our common stock from some of the selling stockholders; and

•	reflects the number of shares of our common stock outstanding on September 30, 2005.

SUMMARY CONSOLIDATED FINANCIAL DATA
       The following table sets forth certain of our summary consolidated financial data for the periods indicated. The summary consolidated statements of operations data for each of the three years in the period ended December 31, 2004 and the summary consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2002 have been derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated statements of operations data for the nine month periods ended September 30, 2004 and 2005 and the summary consolidated balance sheet data as of September 30, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read this information together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Product revenues	$56,302	$74,389	$110,601	$80,861	$116,259
Licensing revenues	833	1,877	2,574	1,956	2,477

Total revenues	57,135	76,266	113,175	82,817	118,736
Cost of goods sold	31,184	39,384	58,205	42,343	57,522

Gross profit	25,951	36,882	54,970	40,474	61,214
Selling, general and administrative expenses	18,123	22,919	30,585	22,440	32,090

Operating income	7,828	13,963	24,385	18,034	29,124
Other (expense) income	(129)	106	(6)	(57)	526

Income before provision for income taxes	7,699	14,069	24,379	17,977	29,650
Provision for income taxes(1)	215	214	374	271	7,797

Income before equity in earnings of investee	7,484	13,855	24,005	17,706	21,853
Equity in earnings of investee	129	407	588	663	331

Net income	$7,613	$14,262	$24,593	$18,369	$22,184

Net income per share:
Basic	$0.41	$0.75	$1.28	$0.96	$1.07
Diluted	$0.39	$0.73	$1.26	$0.94	$1.06
Weighted average shares outstanding:
Basic	18,771,059	19,054,109	19,142,275	19,132,694	20,762,988
Diluted	19,513,969	19,530,873	19,534,945	19,534,364	20,998,798
Pro Forma Net Income Data(2):
Income before provision for income taxes, as reported	$7,699	$14,069	$24,379	$17,977	$29,650
Pro forma provision for income taxes	3,197	5,909	10,178	7,596	12,217

Pro forma income before equity in earnings of investee	4,502	8,160	14,201	10,381	17,433
Equity in earnings of investee	129	407	588	663	331

Pro forma net income	$4,631	$8,567	$14,789	$11,044	$17,764

Pro forma net income per share:
Basic			$0.77	$0.58	$0.86
Diluted			$0.76	$0.57	$0.85
Pro forma weighted average shares outstanding:
Basic			19,142,275	19,132,694	20,762,988
Diluted			19,534,945	19,534,364	20,998,798

	As of December 31,			As of
				September 30,
	2002	2003	2004	2005

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,141	$5,079	$10,359	$65,687
Working capital	8,209	16,595	27,041	92,047
Total assets	13,902	22,601	35,886	110,314
Long-term capital lease obligations, less current portion	45	160	256	202
Total stockholders’ equity	9,019	18,044	29,502	95,522

(1)	For Federal and state income tax purposes we had elected to be treated as an S corporation from January 1, 2002 until our initial public offering on June 29, 2005, and during that period we were not subject to Federal or state income taxes, other than California franchise taxes of 1.5% on our corporate income. For the period from and after June 29, 2005, we have become subject to the Federal and state income taxes applicable to a C corporation. As a result, our provision for income taxes, net income and net income per share data for 2002, 2003, 2004 and the nine months ended September 30, 2004 are not comparable to our provision for income taxes, net income and net income per share data for the nine months ended September 30, 2005.

(2)	Pro forma net income data reflects the provision for income taxes, net income and net income per share that would have been recorded had we been subject to Federal and state income taxes as a C corporation, and not been exempt from paying income taxes other than California franchise taxes due to our S corporation election, from January 1, 2002 to June 29, 2005.

RISK FACTORS
       Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations and financial condition could suffer. Under these circumstances, the market price of our common stock could decline and you could lose all or part of your investment.
Risks Related To Our Business
If our marketing efforts do not effectively maintain and expand our brand name recognition, we may not be able to achieve our growth strategy.
       We believe that broader recognition and favorable perception of our brand by consumers in our target market is essential to our future success. To increase brand recognition, we believe we must continue to devote significant amounts of time and resources to advertising and promotions. These expenditures, however, may not result in an increase in favorable recognition of our brand or a sufficient increase in revenues to cover such advertising and promotional expenses. In addition, even if our brand recognition increases, our consumer base and our revenues may not increase, and may in fact decline, either of which could harm our business.
If we are unable to continue to develop innovative and stylish products, demand for our products may decrease and our brand image may be harmed.
       The boardsports apparel industry is subject to constantly and rapidly changing consumer preferences based on fashion trends and performance features. Our success depends largely on our ability to anticipate, gauge and respond to these changing consumer demands and fashion trends in a timely manner while preserving the relevancy and authenticity of our brand. In addition, we generally make decisions regarding product designs several months in advance of the time when consumer acceptance can be measured.
       Our success is largely dependent upon our ability to continue to develop innovative and stylish products. As is typical with new products, market acceptance of new designs and products we may introduce is subject to uncertainty. We cannot assure you that our efforts will be successful. The failure of new product designs or new product lines to gain market acceptance could adversely affect our business and our brand image. Achieving market acceptance for new products may also require substantial marketing efforts and expenditures to expand consumer demand. These requirements could strain our management, financial and operational resources. If we do not continue to develop stylish and innovative products that provide better design and performance attributes than the products of our competitors and that are accepted by consumers, we may lose consumer loyalty, which could result in a decline in our revenues and market share.
We may be unable to sustain our past growth or manage our future growth, which may have a material adverse effect on our future operating results.
       We have experienced rapid growth since our inception, and have increased our revenues from $36.6 million in 2000 to $113.2 million in 2004, and from $82.8 million for the nine months ended September 30, 2004 to $118.7 million for the nine months ended September 30, 2005. We anticipate our rate of growth in the future will depend upon, among other things, the success of our growth strategies, which we cannot assure you will be successful. In addition, we may have more difficulty maintaining our prior rate of growth of revenues and profitability. Our future success will depend upon various factors, including the strength of our brand image, the market success of our current and future products, competitive conditions and our ability to manage increased revenues, if any, or implement our growth strategy. In addition, we anticipate significantly expanding our infrastructure and adding personnel in connection with our anticipated growth, which we expect will cause our selling, general and administrative expenses to increase in absolute dollars and which may cause our selling, general and administrative expenses to increase as a percentage of revenue. Because these expenses are generally fixed, particularly in the short-term, operating results may be adversely impacted if we do not achieve our anticipated growth.
       Future growth may place a significant strain on our management and operations. If we continue to experience growth in our operations, our operational, administrative, financial and legal procedures and controls may need to be expanded. As a result, we may need to train and manage an increasing number of employees, which could distract our management team from our business plan. Our future success will depend substantially on the ability of our management team to manage our anticipated growth. If we are unable to anticipate or manage our growth effectively, our operating results could be adversely affected.
Our business could be harmed if we fail to maintain proper inventory levels.
       We have traditionally received a substantial portion of our customer orders prior to placement of our initial manufacturing orders. However, we also maintain an inventory of selected core products that we anticipate will be in high demand, such as t-shirts. We may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs, or the sale of excess inventory at discounted or close-out prices. These events could significantly harm our operating results and impair our brand image. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply quality products in a timely manner, we may experience inventory shortages. Inventory shortages might result in unfilled orders, negatively impact retailer relationships, diminish brand loyalty and result in lost revenues, any of which could harm our business.
If we are unable to maintain and expand our endorsements by professional athletes, our ability to market and sell our products may be harmed.
       A key element of our marketing strategy has been to obtain endorsements from prominent boardsports athletes, which contributes to our authenticity and brand image. We believe that this strategy has been an effective means of gaining brand exposure worldwide and creating broad appeal for our products. We cannot assure you that we will be able to maintain our existing relationships with these individuals in the future or that we will be able to attract new athletes to endorse our products. Larger companies with greater access to capital for athlete sponsorship may in the future increase the cost of sponsorship for these athletes to levels we may choose not to match. If this were to occur, our sponsored athletes may terminate their relationships with us and endorse the products of our competitors and we may be unable to obtain endorsements from other comparable athletes.
       We also are subject to risks related to the selection of athletes to endorse our products. We may select athletes who are unable to perform at expected levels or who are not sufficiently marketable. In addition, negative publicity concerning any of our athletes could harm our brand and adversely impact our business. If we are unable in the future to secure prominent athletes and arrange athlete endorsements of our products on terms we deem to be reasonable, we may be required to modify our marketing platform and to rely more heavily on other forms of marketing and promotion, which may not prove to be as effective.
If we fail to secure or protect our intellectual property rights, counterfeiters may be able to copy and sell imitations of our products and competitors may be able to use our designs, each of which could harm our reputation, reduce our revenues and increase our costs.
       We rely on intellectual property laws to protect our proprietary rights with respect to our trademarks and pending patent. We are susceptible to injury from the counterfeiting of our products, which may harm our reputation for producing high-quality products or force us to incur additional expense in enforcing our rights. It is difficult and expensive to detect and prevent counterfeiting. Despite our efforts to protect our intellectual property, counterfeiters may continue to violate our intellectual property rights by using our trademarks and imitating our products, which could potentially harm our brand, reputation and financial condition.

       Since our products are sold internationally, we are also dependent on the laws of foreign countries to protect our intellectual property. These laws may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States. We cannot be certain that our efforts to protect our intellectual property will be successful or that the costs associated with protecting our rights abroad will not negatively impact our results of operations. We may face significant expenses and liability in connection with the protection of our intellectual property rights both inside and outside of the United States. Infringement claims and lawsuits likely would be expensive to resolve and would require substantial management time and resources. Any adverse determination in litigation could subject us to the loss of our rights to a particular trademark, which could prevent us from manufacturing, selling or using certain aspects of our products or could subject us to substantial liability, any of which would harm our results of operations. Aside from infringement claims against us, if we fail to secure or protect our intellectual property rights, our competitors may be able to use our designs. If we are unable to successfully protect our intellectual property rights or resolve any conflicts, our results of operations may be harmed.
Our current executive officers and management personnel are critical to our success, and the loss of these individuals could harm our business, brand and image.
       We are heavily dependent on our current executive officers and management. The loss of any executive officers or management personnel, or the inability to attract or retain qualified personnel, could delay the development and introduction of, and harm our ability to sell, our products and damage our brand image. We believe that our future success is highly dependent on the contributions, talents and leadership of Richard Woolcott, our President, Chief Executive Officer and founder. While our other key executive officers have substantial experience and have made significant contributions to our business, Richard remains a driving force behind our brand image and philosophy. We have not entered into an employment agreement with Richard and we cannot be certain that he will stay with us. Richard’s services would be very difficult to replace. We do not carry key man insurance and do not expect to carry such insurance in the future. We may not be able to retain our current executive officers and management personnel, which could have a material adverse effect on our results of operations.
Our ability to attract and retain qualified design and sales and marketing personnel is critical to our success, and any inability to attract and retain such personnel could harm our business.
       Our future success may also depend on our ability to attract and retain additional qualified design and sales and marketing personnel. We face competition for these individuals worldwide, and there is a significant concentration of boardsports apparel and action sports companies based in and around our headquarters in Orange County, California. We may not be able to attract or retain these employees, which could have a material adverse effect on our results of operations and financial condition.
One retail customer represents a material amount of our revenues, and the loss of this retail customer or reduced purchases from this retail customer may have a material adverse effect on our operating results.
       Pacific Sunwear accounted for approximately 22% of our product revenues in 2003, approximately 27% of our product revenues in 2004 and approximately 28% of our product revenues for the nine months ended September 30, 2005. We do not have a long-term contract with Pacific Sunwear, and all of its purchases from us have historically been on a purchase order basis. Because Pacific Sunwear has represented such a significant amount of our product revenues in recent years, our results of operations could be adversely affected if Pacific Sunwear chooses to slow its rate of purchases of our products, decrease its purchases of our products or no longer purchase our products.
We do not have long-term contracts with any of our retailers, and the loss of orders for our products from our retailers may have a material adverse effect on our operating results.
       We do not maintain long-term contracts with any of our retailers, and retailers generally purchase products from us on a purchase order basis. As a result, our retailers generally may, with little or no notice or penalty, decide to cease ordering and selling our products, or could materially reduce their orders in any period. If certain retailers, individually or in the aggregate, choose to no longer sell our products, it may be difficult for us to change our distribution to other retailers in a timely manner, which could have a material adverse effect on our financial condition and results of operations.
Any inability to receive timely deliveries from our manufacturers could harm our business.
       We face the risk that the manufacturers with whom we contract to produce our products may not produce and deliver our products on a timely basis or at all. Our products are generally produced by independent, foreign manufacturers. In 2004, we used approximately 30 of such manufacturers. We cannot be certain that we will not experience operational difficulties with our manufacturers, such as reductions in the availability of production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines or increases in manufacturing costs. The failure of any manufacturer to perform to our expectations could result in supply shortages or untimely deliveries of certain products, either of which could harm our business.
If the United States continues to impose tariffs and import quota restrictions on products manufactured in China and we are unable to obtain sufficient product from countries other than China or from domestic sources, or if the products we obtain from these other countries or domestic sources are of insufficient quality, it could materially affect our gross margin and financial performance.
       The United States and some of the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. Under the provisions of the World Trade Organization, or WTO, Agreement on Textiles and Clothing, effective as of January 1, 2005, the United States and other WTO member countries eliminated quotas on textiles and apparel-related products from WTO member countries, including China. As a result of the eliminated quotas, we experienced lower costs on our imports of finished goods for the first nine months of 2005, which increased our gross margin as a percentage of revenues and our profitability. On May 23, 2005, however, the United States Department of Commerce imposed temporary quotas on imports of three product categories (cotton knit shirts and blouses, cotton trousers and cotton man-made fiber underwear) from China that impact our business. These categories are now subject to quantity limitations. On May 27, 2005, the United States imposed temporary quotas on imports of four additional categories of textile and apparel goods from China (combed cotton yarn, men’s and boys’ cotton and man-made fiber shirts, not knit, man-made fiber knit shirts and blouses, and fiber trousers) that impact our business. These categories are also now subject to quantity limitations. These quotas expire on December 31, 2005. However, on November 8, 2005, the United States and China announced an agreement to continue quotas on imports of certain of these and other categories of textile and apparel goods that impact our business through December 31, 2008, with slight increases in quantities each successive year. In response to these quotas, we are currently manufacturing less than our recent historical percentage of products in China and we anticipate that these quotas, so long as they remain in effect, will continue to force us to reduce the amount of these products we import from China. If we are unable to obtain sufficient product from countries not affected by the United States’ restrictions or tariffs or from domestic sources, or if the products we obtain from these other countries or domestic sources are of insufficient quality, it could materially adversely affect our gross margin and financial performance.
Any shortage of raw materials could impair our ability to ship orders of our products in a cost-efficient manner or could cause us to miss the delivery requirements of our customers, which could harm our business.
       The capacity of our manufacturers to manufacture our products is dependent, in part, upon the availability of raw materials. Our manufacturers may experience shortages of raw materials, which could result in delays in deliveries of our products by our manufacturers or in increased costs to us. Any shortage of raw materials or inability to control costs associated with manufacturing could increase the costs for our products or impair our ability to ship orders of our products in a cost-efficient manner and could cause us to miss the delivery requirements of our customers. As a result, we could experience cancellation of orders, refusal to accept deliveries or a reduction in our prices and margins, any of which could harm our financial performance and results of operations.
If we are required to establish new manufacturing relationships due to the termination of current key manufacturing relationships with large contractors such as Ningbo Jehson Textiles and China Ningbo CIXI (Dragon Crowd), we would likely experience increased costs, disruptions in the manufacture and shipment of our products and a loss of revenue.
       Our manufacturers could cease to provide products to us with little or no notice. Two contractors, Ningbo Jehson Textiles and China Ningbo CIXI, which recently changed its name to Dragon Crowd, accounted for 12% and 11%, respectively, of our product costs in 2004 and 13% and 12%, respectively, of our product costs for the nine months ended September 30, 2005. A loss of either or both of these manufacturers or other key manufacturers may result in delayed deliveries to our retailers, could adversely impact our revenues in a given season and may require the establishment of new manufacturing relationships, which involves numerous uncertainties, such as whether the new manufacturers will perform to our expectations and produce quality products in a timely, cost-efficient manner on a consistent basis, either of which could make it difficult for us to meet our retailers’ orders on satisfactory commercial terms. If we are required to establish new manufacturing relationships, we would likely experience increased costs in seeking out such relationships, disruptions in the manufacture and shipment of our products while seeking alternative manufacturing sources and a corresponding loss of revenues.
Our business could suffer if any of our or our licensees’ key manufacturers fails to use acceptable labor practices.
       We do not control our independent manufacturers or their labor practices. The violation of labor or other laws by an independent manufacturer utilized by us or a licensee of ours, or the divergence of an independent manufacturer’s or licensing partner’s labor practices from those generally accepted as ethical in the United States, could damage our reputation or interrupt, or otherwise disrupt the shipment of finished products to us or our licensees if such manufacturer is ordered to cease its manufacturing operations due to violations of laws or if such manufacturer’s operations are adversely affected by such failure to use acceptable labor practices. If this were to occur, it could have a material adverse effect on our financial condition and results of operations.
We may not be able to compete effectively, which could cause our revenues and market share to decline.
       The boardsports apparel industry, and the apparel industry in general, is highly competitive. We compete with numerous domestic and foreign designers, distributors, marketers and manufacturers of apparel, accessories and other related products, some of which are significantly larger and have greater resources than we do. We believe that in order to compete effectively, we must continue to maintain our brand image and reputation, be flexible and innovative in responding to rapidly changing market demands and consumer preferences, and offer consumers a wide variety of high quality apparel at premium prices. We compete primarily on the basis of brand image, style, performance and quality.
       The purchasing decisions of consumers are highly subjective and can be influenced by many factors, such as brand image, marketing programs and product design. Several of our competitors enjoy substantial competitive advantages, including greater brand recognition, longer operating histories, more comprehensive product lines and greater financial resources for competitive activities, such as sales and marketing and strategic acquisitions. The number of our direct competitors and the intensity of competition may increase as we expand into other product lines or as other companies expand into our product lines. Our competitors may enter into business combinations or alliances that strengthen their competitive positions or prevent us from taking advantage of such combinations or alliances. Our competitors also may be able to respond more quickly and effectively than we can to new or changing opportunities, standards or consumer preferences, which could result in a decline in our revenues and market share.
We may be adversely affected by the discontinuance of our licensing relationship in Europe.
       Since 1996, we have conducted our operations in Europe through a licensee. Our European licensing revenues were $0.9 million, $1.5 million and $1.4 million for 2003, 2004 and for the nine months ended September 30, 2005, respectively. We intend to establish our own operations in Europe once our licensing agreement with our European licensee expires on December 31, 2006. In preparation for this transition we have, among other things, hired a chief executive officer and chief financial officer for our European operations and, during October 2005, acquired the distributor of Volcom branded products in Switzerland. We expect to experience a decrease in our overall licensing revenues and an increase in our selling, general and administrative expenses while we build the necessary infrastructure and hire employees to establish our own operations in Europe. We anticipate that establishing these European operations will also require increased time and effort of our senior management, which could otherwise be focused on our current operations. If we are unable to successfully initiate and manage our European operations, it may place additional strain on our management team and adversely affect our financial condition and results of operations.
We may be adversely affected by the financial condition of our retailers.
       Some of our retailers have experienced financial difficulties in the past. A retailer experiencing such difficulties will generally not purchase and sell as many of our products as it would under normal circumstances and may cancel orders. In addition, a retailer experiencing financial difficulties generally increases our exposure to the risk of uncollectible receivables. We extend credit to our retailers based on our assessment of the retailer’s financial condition, generally without requiring collateral. While such credit losses have historically been within our expectations and reserves, we cannot assure you that this will continue. Financial difficulties on the part of our retailers could have a material adverse effect on our results of operations and financial condition.
Changes in the mix of retailers to whom we distribute our products could impact our gross margin and brand image, which could have a material adverse effect on our results of operations.
       We sell our products through a mix of retailers, including specialty boardsports retailers and several retail chains. Although we do not currently anticipate material changes in the mix of our retail customers, any such changes could adversely affect our gross margin and could negatively affect both our brand image and our reputation with our consumers. A negative change in our gross margin or our brand image and acceptance could have a material adverse effect on our results of operations and financial condition.
Our revenues and operating income fluctuate on a seasonal basis and decreases in sales or margins during our peak seasons could have a disproportionate effect on our overall financial condition and results of operations.
       Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Historically, we have experienced greater revenues in the second half of the year than those in the first half due to a concentration of shopping around the fall and holiday seasons, and pricing differences between our products sold during the first and second half of the year, as products we sell in the fall and holiday seasons generally have higher prices per unit than products we sell in the spring and summer seasons. We typically sell more of our summer products (boardshorts and t-shirts) in the first half of the year and a majority of our winter products (pants, long sleeve shirts, sweaters, fleece, jackets and outerwear) in the second half of the year. We anticipate that this seasonal impact on our revenues is likely to continue. Because a substantial portion of our operating income is derived from our third and fourth quarter revenues, a shortfall in expected third and fourth quarter revenues would cause our annual operating results to suffer significantly.

Cyclical trends in apparel retailing could have a material adverse effect on our results of operations.
       The apparel industry historically has been subject to substantial cyclicality. As the economic conditions in the United States change, the trends in discretionary consumer spending become unpredictable and discretionary consumer spending could be reduced due to uncertainties about the future. When discretionary consumer spending is reduced, purchases of premium apparel and related products may decline. A recession in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on our results of operations.
We face business, political, operational, financial and economic risks because a portion of our revenues are from international customers, substantially all of our products are sourced overseas and our licensees operate outside of the United States.
       We and our international licensees are subject to risks inherent in international business, many of which are beyond our and our licensees’ control, including:

•	difficulties obtaining domestic and foreign export, import and other governmental approvals, permits and licenses, and compliance with foreign laws, which could halt, interrupt or delay our operations if we cannot obtain such approvals, permits and licenses, and that could have a material adverse effect on our results of operations;

•	difficulties encountered by our international licensees or us in staffing and managing foreign operations or international sales, which could increase our expenses and decrease our revenues and profitability;

•	transportation delays and difficulties of managing international distribution channels, which could halt, interrupt or delay our operations;

•	longer payment cycles for, and greater difficulty collecting, accounts receivable and royalty payments, which could reduce our revenues and harm our financial results;

•	trade restrictions, higher tariffs, currency fluctuations or the imposition of additional regulations relating to import or export of our products, especially in China, where a large portion of our products are manufactured, which could force us to seek alternate manufacturing sources or increase our expenses, either of which could have a material adverse effect on our results of operations;

•	unexpected changes in regulatory requirements, royalties and withholding taxes that restrict the repatriation of earnings and effects on our effective income tax rate due to profits generated or lost in foreign countries, which could have a material adverse effect on our results of operations;

•	political and economic instability, including wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions, any of which could materially and adversely affect our revenues and results of operations; and

•	natural disasters, which could have a material adverse effect on our results of operations.
Any of these factors could reduce our revenues, decrease our gross margins or increase our expenses. To the extent that we establish our own operations in international territories where we currently utilize a licensee, such as in Europe, we will increasingly become subject to risks associated with operating outside of the United States.
Fluctuations in foreign currency exchange rates could harm our results of operations.
       We purchase finished goods from foreign manufacturers and sell our products in transactions denominated in U.S. dollars, except for in Canada, where our sales are denominated in Canadian dollars. As a result, if the U.S. dollar were to weaken against foreign currencies, our cost of goods sold could increase substantially. We also receive royalty payments from certain of our licensees, whose sales are denominated in their local currencies. While our licensees pay us royalty payments in U.S. dollars, if the U.S. dollar were to strengthen significantly against the local currencies in which our licensees sell our products, our licensing revenues would decrease, which could harm our results of operations.
We will continue to incur significant expenses as a result of being a public company, which may negatively impact our financial performance.
       We have incurred and will continue to incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as related rules implemented by the Securities and Exchange Commission, or SEC, and The Nasdaq Stock Market, have required changes in corporate governance practices of public companies. Compliance with these laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002 as discussed in the following risk factor has increased our expenses, including our legal and accounting costs, and made some activities more time-consuming and costly. We also believe these laws, rules and regulations have made it more expensive for us to obtain director and officer liability insurance, and in the future we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. Furthermore, any additional increases in legal, accounting, insurance and certain other expenses that we may experience in the future could negatively impact our financial performance and have a material adverse effect on our results of operations and financial condition.
Our internal controls over financial reporting may not be considered effective, which could result in a loss of investor confidence in our financial reports and in turn have an adverse effect on our stock price.
       Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, we will be required to furnish a report by our management on our internal controls over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the year, including a statement as to whether or not our internal controls over financial reporting are effective. This assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by management. The report will also contain a statement that our independent registered public accounting firm has issued an attestation report on management’s assessment of internal controls.
       We are currently performing the system and process documentation needed to comply with Section 404 of the Sarbanes-Oxley Act of 2002. This process is both costly and challenging. During this process, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that such internal controls are effective. During the audit of our 2004 consolidated financial statements, our independent registered public accounting firm issued a letter noting certain deficiencies in the design of our internal controls that they deemed to constitute reportable conditions. The reportable conditions related to insufficient segregation of duties, information technology security issues and access control over the maintenance and updates to our accounting system.
       We cannot be certain at this time that we will be able to comply with all of our reporting obligations and successfully complete the procedures, certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. If we are unable to assert that our internal controls are effective as of December 31, 2006 (or if our independent registered public accounting firm is unable to attest that our management’s report is fairly stated or they are unable to express an opinion on our management’s evaluation or on the effectiveness of our internal controls), investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline.

Risks Related To This Offering
If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.
       Following the completion of this offering, our executive officers, directors and their affiliates will beneficially own or control approximately                     .     % of the outstanding shares of our common stock, of which René Woolcott and Richard Woolcott will own approximately                     .     % and                     .     %, respectively, of the 24,214,120 outstanding shares. Accordingly, our current executive officers, directors and their affiliates, acting as a group, will have substantial control over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.
The market price of our common stock may be highly volatile and may result in investors selling shares of our common stock at a loss.
       The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by securities analysts;

•	conditions or trends in the fashion and boardsports industries; and

•	changes in the market valuations of similar companies.
       In addition, the stock market in general and the Nasdaq National Market in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources and could further a decline in the market price of our common stock. Stock price volatility may result in investors selling shares of our common stock at a loss.
The large number of shares eligible for sale following this offering may depress the market price of our common stock.
       Upon completion of the offering, we will have 24,214,120 shares of common stock outstanding, based on shares outstanding as of September 30, 2005. Of this amount, a total of 10,390,625 shares, including the 5,000,000 shares offered by this prospectus, assuming no exercise of the underwriters’ over-allotment option, and the 5,390,625 shares sold in our initial public offering in July 2005 will be freely tradable without restriction in the public market unless purchased by “affiliates” of ours as that term is defined in Rule 144 under the Securities Act of 1933, or the Securities Act. Following the expiration or waiver of the 90-day lockup agreements for this offering entered into by our directors, our executive officers and the selling stockholders, an additional                      shares will be available for sale in the public market, subject in some cases to compliance with the volume and other limitations of Rule 144 and Rule 701 of the Securities Act. Any or all of the shares subject to the lock-up agreements referred to above may be released for sale in the public market prior to expiration of the applicable lock-up period at the discretion of Wachovia Capital Markets, LLC.
       In addition, as of September 30, 2005, options to purchase 576,000 shares of our common stock were outstanding, and 1,693,474 additional shares of our common stock were available for future awards, under our 2005 Incentive Award Plan, plus scheduled annual increases in the number of shares available for issuance under our 2005 Incentive Award Plan. We have filed a registration statement under the Securities Act covering all of the shares of common stock currently reserved for issuance under this plan, including the shares issuable upon the exercise of these outstanding options. The registration statement has become effective and permits the resale of shares issued under the plan, including shares issued upon exercise of stock options, in the public markets without restriction under the Securities Act.
       If our existing stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. For a further description of the eligibility of shares for sale into the public market following the offering, see “Shares Eligible for Future Sale.”
Anti-takeover provisions in our charter documents and Delaware law may make an acquisition of us more difficult.
       We are incorporated in the state of Delaware. Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us more difficult. Among other things, these provisions:

•	allow the authorized number of directors to be changed only by resolution of the board of directors;

•	authorize our board of directors to issue blank check preferred stock without stockholder approval, which, if issued, would increase the number of outstanding shares of our capital stock;

•	establish advance notice requirements for nominations to our board of directors or for proposals that can be acted on at stockholder meetings;

•	limit who may call special stockholder meetings; and

•	authorize only a majority of our incumbent board of directors, as defined, to fill vacant directorships.
In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law which may prohibit large stockholders from consummating a merger with or acquisition of us. These provisions may prevent a merger or acquisition that would be attractive to stockholders and could limit the price that investors would be willing to pay for our common stock in the future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA
       This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements with terminology including “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “should” or “will” or similar expressions as they relate to us and our business, industry, markets, retailers, licensees, manufacturers and consumers. Such forward-looking statements, including but not limited to statements relating to expected growth and strategies, future operating and financial results, financial expectations and current business indicators, are based upon current information and expectations, and are subject to change based on factors beyond our control.
       Some of the factors that could affect our financial performance or cause actual results to differ from our estimates in, or underlying, such forward-looking statements are set forth under the heading of “Risk Factors.” Forward-looking statements include statements regarding, among other items:

•	our ability to market our products and maintain our brand image and reputation;

•	our ability to develop products that appeal to our consumers;

•	our anticipated growth strategies and related expenditures;

•	our plans to expand internationally, including initiating our own operations in Europe;

•	our ability to meet retailer demand for our products and to maintain proper inventory levels;

•	our ability to maintain our relationships with our sponsored athletes;

•	our ability to protect our intellectual property rights;

•	our ability to retain our executive officers and management;

•	our ability to maintain and expand our relationships with key retailers;

•	our ability to maintain our relationships with our manufacturers;

•	our ability to compete in our industry; and

•	trends and developments in apparel retailing.
       Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Actual results could differ materially from these forward-looking statements as a result of numerous factors, some of which are described in “Risk Factors” and include, among others, changes in the competitive marketplace, including the introduction of new products or pricing changes by our competitors, changes in the overall economy and other events leading to a reduction in discretionary consumer spending. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.
       The market and demographic data included in this prospectus concerning our business and markets, including data regarding retail sales of skateboarding, snowboarding and surf/bodyboard products and data regarding spending by teenagers in the United States, is estimated and is based on data made available by independent market research firms, industry trade associations or other publicly available information.

USE OF PROCEEDS
       All of the shares of common stock being offered by this prospectus are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of these shares. The selling stockholders will receive all of the net proceeds from the sale of shares of our common stock offered by this prospectus.
PRICE RANGE OF COMMON STOCK
       Our common stock has traded on the Nasdaq National Market under the symbol “VLCM” since June 30, 2005. Prior to that time there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low closing sale prices for our common stock as reported on the Nasdaq National Market:

	Price Range of
	Common Stock

	High	Low

2005
Second Quarter (June 30, 2005)	$26.77	$26.77
Third Quarter	$35.77	$25.10
Fourth Quarter (through November 11, 2005)	$33.02	$26.24
       The approximate number of holders of record of our common stock as of September 30, 2005 was 28.
DIVIDEND POLICY
       We do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant.

CAPITALIZATION
       The following table sets forth our capitalization as of September 30, 2005. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

As of September 30, 2005

(In thousands except
share data)
Long-term capital lease obligations, less current portion	$202

Stockholders’ equity:
Common stock, $0.001 par value: 60,000,000 shares authorized; 24,214,120 shares issued and outstanding	24
Additional paid-in capital	84,385
Retained earnings	11,113

Total stockholders’ equity	95,522

Total capitalization	$95,724

       The information in the table above does not take into account:

•	576,000 shares of common stock issuable upon the exercise of stock options outstanding under our 2005 Incentive Award Plan as of September 30, 2005 at a weighted average exercise price of $19.00 per share; and

•	an aggregate of 1,693,474 additional shares of common stock that were reserved and available for future award under our 2005 Incentive Award Plan as of September 30, 2005, plus scheduled annual increases in the number of shares reserved for issuance under the plan.

SELECTED CONSOLIDATED FINANCIAL DATA
       The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated statements of operations data for the nine months ended September 30, 2004 and 2005 and the selected consolidated balance sheet data as of September 30, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected in the future, and the results for the nine months ended September 30, 2005 should not be considered indicative of results expected for the full year.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Product revenues	$36,310	$43,176	$56,302	$74,389	$110,601	$80,861	$116,259
Licensing revenues	291	855	833	1,877	2,574	1,956	2,477

Total revenues	36,601	44,031	57,135	76,266	113,175	82,817	118,736
Cost of goods sold	22,370	26,294	31,184	39,384	58,205	42,343	57,522

Gross profit	14,231	17,737	25,951	36,882	54,970	40,474	61,214
Selling, general and administrative expenses	12,740	14,250	18,123	22,919	30,585	22,440	32,090

Operating income	1,491	3,487	7,828	13,963	24,385	18,034	29,124
Other (expense) income	(339)	(313)	(129)	106	(6)	(57)	526

Income before provision for income taxes	1,152	3,174	7,699	14,069	24,379	17,977	29,650
Provision for income taxes(1)	470	1,252	215	214	374	271	7,797

Income before equity in earnings (loss) of investee	682	1,922	7,484	13,855	24,005	17,706	21,853
Equity in earnings (loss) of investee	(201)	143	129	407	588	663	331

Net income	$481	$2,065	$7,613	$14,262	$24,593	$18,369	$22,184

Net income per share:
Basic	$0.03	$0.11	$0.41	$0.75	$1.28	$0.96	$1.07
Diluted	$0.02	$0.11	$0.39	$0.73	$1.26	$0.94	$1.06
Weighted average shares outstanding:
Basic	17,188,159	17,994,703	18,771,059	19,054,109	19,142,275	19,132,694	20,762,988
Diluted	19,367,288	19,543,894	19,513,969	19,530,873	19,534,945	19,534,364	20,998,798

(1)	For Federal and state income tax purposes we had elected to be treated as an S corporation from January 1, 2002 until our initial public offering on June 29, 2005, and during that period we were not subject to Federal or state income taxes, other than California franchise taxes of 1.5% on our corporate income. For 2000 and 2001 we were, and for all periods from and after June 29, 2005, we have become subject to the Federal and state income taxes applicable to a C corporation. As a result, our provision for income taxes, net income and net income per share data for 2002, 2003, 2004 and the nine months ended September 30, 2004 are not comparable to our provision for income taxes, net income and net income per share data for 2000, 2001 and the nine months ended September 30, 2005.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	(In thousands, except share and per share data)
Pro Forma Net Income Data(1):
Income before provision for income taxes, as reported	$7,699	$14,069	$24,379	$17,977	$29,650
Pro forma provision for income taxes	3,197	5,909	10,178	7,596	12,217

Pro forma income before equity in earnings of investee	4,502	8,160	14,201	10,381	17,433
Equity in earnings of investee	129	407	588	663	331

Pro forma net income	$4,631	$8,567	$14,789	$11,044	$17,764

Pro forma net income per share:
Basic			$0.77	$0.58	$0.86
Diluted			$0.76	$0.57	$0.85
Pro forma weighted average shares outstanding:
Basic			19,142,275	19,132,694	20,762,988
Diluted			19,534,945	19,534,364	20,998,798

	As of December 31,
						As of
	2000	2001	2002	2003	2004	September 30, 2005

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$52	$418	$1,141	$5,079	$10,359	$65,687
Working capital	1,887	3,772	8,209	16,595	27,041	92,047
Total assets	6,526	10,415	13,902	22,601	35,886	110,314
Long-term capital lease obligations, less current portion	91	69	45	160	256	202
Total stockholders’ equity	2,199	4,156	9,019	18,044	29,502	95,522

(1)	Pro forma net income data reflects the provision for income taxes that would have been recorded had we been subject to Federal and state income taxes as a C corporation, and not been exempt from paying income taxes other than California franchise taxes due to our S corporation election, from January 1, 2002 to June 29, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
       The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements due to known and unknown risks, uncertainties and other factors, including those risks discussed in “Risk Factors” and elsewhere in this prospectus. Those risk factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. We do not have any intention or obligation to update forward-looking statements included in this prospectus after the date of this prospectus, except as required by law.
Overview
       We are an innovative designer, marketer and distributor of premium quality young mens and young womens clothing, accessories and related products under the Volcom brand name. We seek to offer products that appeal to participants in skateboarding, snowboarding and surfing, and those who affiliate themselves with the broader action sports youth lifestyle. Our clothing, which includes t-shirts, fleece, bottoms, tops, jackets, boardshorts, denim and outerwear, combines fashion, functionality and athletic performance. Our designs are infused with an artistic and creative element that we believe differentiates our products from those of many of our competitors. We develop and introduce products that we believe set the industry standard for style and quality in each of our product categories.
       Volcom branded products are currently sold throughout the United States and in over 40 countries internationally by either us or international licensees. We serve the United States, Canada, Central America, Japan, Korea and Puerto Rico through our in-house sales personnel, independent sales representatives and distributors. In these areas, we sell to retailers that we believe merchandise our products in an environment that supports and reinforces our brand image and provide a superior in-store experience. As of September 30, 2005, our customer base of retailers included approximately 1,100 accounts that operated approximately 2,900 store locations. Our retail customers are primarily specialty boardsports retailers and several retail chains. Some of these include 17th Street Surf, Becker Surfboards, Fast-Forward, Froghouse, Hotline, Huntington Surf & Sport, IG Performance, K5 Board Shop, Laguna Surf & Sport, Nordstrom, Pacific Sunwear, Snowboard Connection, Sun Diego, Surfside Sports, Val Surf, West Beach and Zumiez. Except for sales made in Canada, all of our sales are denominated in U.S. dollars.
       In Europe, Australia, Indonesia, South Africa and Brazil, we have entered into licensing agreements with entities that we believe have local market insight and strong relationships with retailers in their respective territories. Products sold by our licensees can be found in over 1,000 store locations in Europe, approximately 600 store locations in Australia, over 460 store locations in Brazil, approximately 100 store locations in South Africa and approximately 90 store locations in Indonesia. We receive royalties on the sales of Volcom branded products sold by our licensees. Our license agreements specify design and quality standards for the Volcom branded products distributed by our licensees. Our licensees are not controlled and operated by us, and the amount of our licensing revenues could decrease in the future. As these license agreements expire, we may assume direct responsibility for serving these licensed territories. We intend to establish our own operations in Europe once our licensing agreement with our European licensee expires on December 31, 2006. We expect to experience a decrease in our licensing revenues once our European license agreement expires and an increase in our selling, general and administrative expense while we build the necessary infrastructure and hire employees to establish our own operations in Europe. However, we anticipate our product revenues will increase in Europe as we establish our operations in this territory.
       As part of our strategy to take direct control of our European operations, we have recently hired a chief executive officer and chief financial officer to guide our European operations. Both of these individuals have experience in the European boardsports industry. We also recently acquired Welcom Distribution SARL, the distributor of Volcom branded products in Switzerland. We purchased all of the outstanding capital stock of Welcom for a purchase price of $1.5 million in cash, excluding transaction costs. The acquisition was effective on October 25, 2005, and we will include the operations of Welcom in our financial results from October 26, 2005 going forward.
       Our revenues increased from $36.6 million in 2000 to $113.2 million in 2004. Our revenues were $118.7 million for the nine months ended September 30, 2005, an increase of $35.9 million, or 43.4%, compared to $82.8 million for the nine months ended September 30, 2004. Based upon our experience and consumer reaction to our products and brand image, we believe that the increase in our revenues during these periods resulted primarily from increased brand recognition and growing acceptance of our products at existing retail accounts. We believe that our marketing programs, product designs and product quality, and our relationships with our retailers contributed to this increased demand and market penetration. Growth of our revenues will depend in part on the demand for our products by consumers, our ability to effectively distribute our products and our ability to design products consistent with the changing fashion interests of boardsports participants and those who affiliate themselves with the broader action sports youth lifestyle. A number of factors may positively or negatively impact demand for our products, including, but not limited to:

•	fashion trends and changes in consumer preferences;

•	changes in boardsports popularity and participation rates;

•	general economic conditions, particularly changes in consumer discretionary spending; and

•	actions by our existing competitors, such as new product introductions or pricing strategies, or the emergence of new competitors.
Due to the indefinite timing and interrelated nature of these factors, we cannot quantify their direct impact on our financial performance, either individually or collectively. We believe, however, that positive changes in these factors, such as fashion trends and consumer preferences that increase the appeal of our brand, increasing boardsports popularity and participation, favorable economic conditions and a stable competitive environment, will facilitate increasing demand for our products in the future. Conversely, negative changes in these factors may adversely impact demand for our products.
       Our gross margins are affected by our ability to accurately forecast demand and avoid excess inventory by matching purchases of finished goods to pre-season orders, which decreases our percentage of sales at discount or close-out prices. Gross margins are also impacted by our ability to control our sourcing costs and, to a lesser extent, by changes in our product mix. If we misjudge forecasting inventory levels or our sourcing costs increase and we are unable to raise our prices, our gross margins may decline.
       In order to maintain and improve our operating and financial results, we monitor certain key operating indicators in assessing our financial condition. These indicators include sales to our top five customers, sales data for both our large and small retail customers and monitoring sales trends within our various product categories. If sales to our top five customers or the rest of our customer base decline, our revenues and profitability may be negatively affected. If our product mix changes materially due to a lack of acceptance by our retail customers or consumers, our results of operations may be negatively affected. We intend to continue to monitor these key indicators on an ongoing basis.
       We currently source the substantial majority of our products from third-party manufacturers located primarily in China, India and Mexico. As a result, we may be adversely affected by the disruption of trade with these countries, the imposition of new regulations related to imports, duties, taxes and other charges on imports, and significant decreases in the value of the U.S. dollar against foreign currencies. We seek to mitigate the possible disruption in product flow by diversifying our manufacturing across numerous manufacturers and by using manufacturers in countries that we believe to be politically stable. We do not enter into long-term contracts with our third-party manufacturers. Rather, we typically enter into contracts with each manufacturer to produce one or more product lines for a particular selling season. This strategy has enabled us to maintain flexibility in our sourcing.
       The United States and some of the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. Under the provisions of the World Trade Organization, or WTO, Agreement on Textiles and Clothing, effective as of January 1, 2005, the United States and other WTO member countries eliminated quotas on textiles and apparel-related products from WTO member countries, including China. As a result of the eliminated quotas, we experienced lower costs on our imports of finished goods for the first nine months of 2005, which increased our gross margin as a percentage of revenues and our profitability. On May 23, 2005, however, the United States Department of Commerce imposed temporary quotas on imports of three product categories (cotton knit shirts and blouses, cotton trousers and cotton man-made fiber underwear) from China that impact our business. These categories are now subject to quantity limitations. On May 27, 2005, the United States imposed temporary quotas on imports of four additional categories of textile and apparel goods from China (combed cotton yarn, men’s and boys’ cotton and man-made fiber shirts, not knit, man-made fiber knit shirts and blouses, and fiber trousers) that impact our business. These categories are also now subject to quantity limitations. These quotas expire on December 31, 2005. However, on November 8, 2005 the United States and China announced an agreement to continue quotas on imports of certain of these and other categories of textile and apparel goods that impact our business through December 31, 2008, with slight increases in quantities each successive year. In response to these quotas, we are currently manufacturing less than our recent historical percentage of products in China and we anticipate that these quotas, so long as they remain in effect, will continue to force us to reduce the amount of these products we import from China. However, we do not expect the limitations on imports from China to materially affect our operations since we believe we will be able to meet our needs from countries not affected by the restrictions or tariffs or from domestic sources. We intend to closely monitor our sourcing in China to avoid disruptions. If we are unable to obtain sufficient product from countries not affected by the United States’ restrictions or tariffs or from domestic sources, or if the products we obtain from these other countries or domestic sources are of insufficient quality, it could materially adversely affect our gross margin and financial performance.
       Over the past five years, our selling, general and administrative expenses have increased on an absolute dollar basis as we have increased our spending on marketing, advertising and promotions, strengthened our management team and hired additional personnel. As a percentage of revenues, however, our selling, general and administrative expenses have decreased from 34.8% in 2000 to 27.0% in 2004, and from 27.1% for the nine months ended September 30, 2004 to 27.0% for the nine months ended September 30, 2005. This was largely because some of our expenses were fixed and did not increase at the same rate as that of our revenues. However, we expect our selling, general and administrative expenses to increase in absolute dollars, and possibly as a percentage of revenues, in future periods as we continue to hire additional personnel and develop our infrastructure domestically and abroad, increase our brand recognition through advertising and marketing, incur additional expenses associated with operating as a public company, including compliance with the Sarbanes-Oxley Act of 2002, and as we begin to recognize compensation expense associated with stock options as required by SFAS No. 123(R) beginning January 1, 2006.
       We are currently performing the system and process documentation needed to comply with Section 404 of the Sarbanes-Oxley Act of 2002. During this process, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that such internal controls are effective. During the audit of our 2004 consolidated financial statements, our independent registered public accounting firm issued a letter noting certain deficiencies in the design of our internal controls that they deemed to constitute reportable conditions. The reportable conditions related to insufficient segregation of duties, information technology security issues and access control over the maintenance and updates to our accounting system.

       In 2005, we engaged a consulting firm to assist us in the planning and implementation of plans to improve, and the testing of, our internal controls and to perform a review of our information technology processes and procedures. We also hired our current Vice President of Finance, who has experience in the implementation of internal control procedures, and we plan to hire additional personnel to expand our finance department. While we believe that such measures will improve our internal controls, we recognize that the process of designing, implementing and maintaining effective internal controls is a continuous process that requires us to anticipate and react to changes in our business and the economic and regulatory environment. We continue to expend significant resources to maintain a system of internal controls that we believe is adequate to satisfy our reporting obligations as a public company.
General
       Our revenues are comprised of both our product revenues and our licensing revenues. Our product revenues are derived primarily from the sale of young mens and young womens clothing, accessories and related products under the Volcom brand name. We offer apparel and accessory products in four main categories: mens, girls, boys and snow. Product revenues also include revenues from music and film sales. Amounts billed to customers for shipping and handling are included in product revenues. Licensing revenues consist of royalties on product sales by our international licensees in Europe, Australia, Indonesia, South Africa and Brazil.
       Our cost of goods sold consists primarily of product costs, retail packaging, freight costs associated with shipping goods to customers, quality control and inventory shrinkage. There are no cost of goods sold associated with our licensing revenues.
       Our selling, general and administrative expenses consist primarily of wages and related payroll and employee benefit costs, handling costs, sales and marketing expenses, advertising costs, legal and accounting professional fees, insurance, utilities and other facility related costs, such as rent and depreciation.
Results of Operations
       The following table sets forth selected items in our consolidated statements of operations for the periods presented, expressed as a percentage of revenues:

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	54.6	51.6	51.4	51.1	48.4

Gross profit	45.4	48.4	48.6	48.9	51.6
Selling, general and administrative expenses	31.7	30.1	27.0	27.1	27.0

Operating income	13.7	18.3	21.6	21.8	24.6
Other (expense) income	(0.2)	0.1	(0.1)	(0.1)	0.4

Income before provision for income taxes	13.5	18.4	21.5	21.7	25.0
Provision for income taxes	0.4	0.2	0.3	0.3	6.6

Income before equity in earnings of investee	13.1	18.2	21.2	21.4	18.4
Equity in earnings of investee	0.2	0.5	0.5	0.8	0.3

Net income	13.3	18.7	21.7	22.2	18.7

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
Revenues
       Revenues were $118.7 million for the nine months ended September 30, 2005, an increase of $35.9 million, or 43.4%, compared to $82.8 million for the nine months ended September 30, 2004. Revenues from our top five customers were $53.1 million for the nine months ended September 30, 2005, an increase of $20.3 million, or 61.9%, compared to $32.8 million for the nine months ended September 30, 2004, with Pacific Sunwear accounting for $13.5 million of the $20.3 million increase. We believe our revenue growth was driven primarily by the increasing popularity of our brand across our target markets and increasing acceptance of our products at retail as a result of marketing and advertising programs that effectively promoted our brand, a compelling product offering, high quality standards and strong relationships with our retailers. In addition, several of our largest retailers have opened additional stores over the last nine months and those store openings likely have contributed to an increase in our product revenues; however, period-over-period increases in our product revenues as judged solely by additional store openings by our largest retailers may not be a useful or accurate measure of revenue increases because our products may not be carried in every new store.
       Product revenues were $116.3 million for the nine months ended September 30, 2005, an increase of $35.4 million, or 43.8%, compared to $80.9 million for the nine months ended September 30, 2004. Of the $35.4 million increase in product revenues, increases in mens products and girls products accounted for $33.0 million of that increase. Revenues from mens products increased $19.7 million, or 45.2%, to $63.3 million for the nine months ended September 30, 2005, compared to $43.6 million for the nine months ended September 30, 2004, and revenues from girls products increased $13.3 million, or 52.7%, to $38.5 million for the nine months ended September 30, 2005 compared to $25.2 million for the nine months ended September 30, 2004.
       Licensing revenues increased 26.6% to $2.5 million for the nine months ended September 30, 2005 from $2.0 million for the nine months ended September 30, 2004. The increase in licensing revenues was a result of increased sales by our international licensees, particularly those in Europe and Australia.
       Product revenues in the United States were $94.5 million, or 81.3% of our product revenues, for the nine months ended September 30, 2005, compared to $67.7 million, or 83.7% of our product revenues, for the nine months ended September 30, 2004. Product revenues in the rest of the world consist primarily of product revenues from sales in Canada and Japan and do not include sales by our international licensees. Such product revenues in the rest of the world were $21.7 million, or 18.7% of our product revenues, for the nine months ended September 30, 2005, compared to $13.2 million, or 16.3% of our product revenues, for the nine months ended September 30, 2004.
Gross Profit
       Gross profit increased $20.7 million, or 51.2%, to $61.2 million for the nine months ended September 30, 2005, compared to $40.5 million for the nine months ended September 30, 2004. Gross profit as a percentage of revenues, or gross margin, increased 2.7% to 51.6% for the nine months ended September 30, 2005 compared to 48.9% for the nine months ended September 30, 2004. Gross margin related specifically to product revenues increased 2.9% to 50.5% for the nine months ended September 30, 2005 compared to 47.6% for the nine months ended September 30, 2004. The gross margin increase was largely driven by the WTO’s elimination of the quota system on our imports from China effective January 1, 2005, as well as more accurate demand forecasting and better inventory management, which decreased the need to sell our products at discount or close-out prices. Due to constantly changing events surrounding quotas, import restrictions and trade safeguards with China, we cannot assure you that the increase in gross margin experienced during the nine months ended September 30, 2005 will continue in the future.

Selling, General and Administrative Expenses
       Selling, general and administrative expenses increased $9.7 million, or 43.0%, to $32.1 million for the nine months ended September 30, 2005 compared to $22.4 million for the nine months ended September 30, 2004. The increase in absolute dollars was due primarily to a $1.0 million settlement cost related to litigation with a former customer, increased payroll and payroll-related expenses of $2.7 million due to expenditures on infrastructure and personnel, increased sales commission expenses of $1.6 million resulting from our increased product revenues, increased accounting, legal and consulting costs of $1.1 million associated with preparing to operate as a public company and increased advertising and marketing expenses of $2.2 million. As a percentage of revenues, selling, general and administrative expenses decreased to 27.0% for the nine months ended September 30, 2005 from 27.1% for the nine months ended September 30, 2004. Excluding the effects of the aforementioned $1.0 million settlement cost associated with litigation, selling, general and administrative expenses as a percentage of revenues would have decreased to 26.2% for the nine months ended September 30, 2005 from 27.1% for the nine months ended September 30, 2004 due primarily to the leveraging of our fixed costs over increased revenues. However, we expect our selling, general and administrative expenses to increase in absolute dollars, and possibly as a percentage of revenues, in future periods as we hire additional personnel and incur increased costs related to the growth of our business and development of our infrastructure, including the establishment of our own operations in Europe and our operation as a public company, and as we begin to recognize compensation expense associated with stock options as required by SFAS No. 123(R) beginning January 1, 2006.
Operating Income
       As a result of the factors above, operating income for the nine months ended September 30, 2005 increased $11.1 million to $29.1 million compared to $18.0 million for the nine months ended September 30, 2004. Operating income as a percentage of revenues increased to 24.6% for the nine months ended September 30, 2005 from 21.8% for the nine months ended September 30, 2004. Excluding the effects of the aforementioned $1.0 million settlement cost, operating income would have been $30.1 million, or 25.4% of revenues, for the nine months ended September 30, 2005.
Other (Expense) Income
       Other (expense) income primarily includes net interest (expense) income and foreign currency gains and losses. Interest income for the nine months ended September 30, 2005 was $0.5 million compared to interest expense of $5,000 for the nine months ended September 30, 2004. This increase in interest income was due to the significant increase in our cash and cash equivalent balances as a result of the proceeds from our initial public offering, which closed in July 2005. Foreign currency gain (loss) increased to a $0.1 million gain for the nine months ended September 30, 2005 compared to a $0.1 million loss for the nine months ended September 30, 2004 due to fluctuations in the Canadian dollar exchange rate.
Provision for Income Taxes
       On June 29, 2005 we changed our tax status from an S corporation to a C corporation. For the period from January 1, 2002 to June 29, 2005, for Federal and state income tax purposes, we had elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state laws. Therefore, no provision or liability for Federal or state income tax had been included in our consolidated financial statements for that period, except that we were subject to California franchise taxes of 1.5% on our corporate income and a provision for these taxes was included in our consolidated financial statements for that period.
       Subsequent to June 29, 2005, we recorded a provision and liability for Federal and state income taxes using an estimated annual effective tax rate. Upon the change in our tax status, we established and recorded a net deferred tax asset of $0.4 million to reflect our deferred income taxes at our C corporation effective tax rate. In accordance with APB Opinion No. 28, Interim Financial Reporting, we have computed our provision for income taxes for the nine months ended September 30, 2005 using an estimated annual effective tax rate of 27.3%. As a result of this change in tax status, our provision for income taxes increased $7.5 million to $7.8 million for the nine months ended September 30, 2005 compared to $0.3 million for the nine months ended September 30, 2004. On a pro forma basis, using an estimated annual effective tax rate for both periods of 40.8%, our provision for income taxes would have been $12.2 million for the nine months ended September 30, 2005 compared to $7.6 million for the nine months ended September 30, 2004.
Net Income
       As a result of the factors above, net income increased $3.8 million, or 20.8%, to $22.2 million for the nine months ended September 30, 2005 from $18.4 million for the nine months ended September 30, 2004.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Revenues
       Revenues in 2004 were $113.2 million, an increase of $36.9 million, or 48.4%, compared to $76.3 million in 2003. Revenues from our top five customers were $48.6 million in 2004, an increase of $19.2 million, or 65.5%, compared to $29.4 million in 2003, with Pacific Sunwear accounting for $13.8 million of the $19.2 million increase. We believe our continued revenue growth was driven primarily by increasing acceptance of our products at retail as a result of marketing and advertising programs that effectively promoted our brand, a compelling product offering, high quality standards and strong relationships with our retailers. In addition, several of our largest retailers opened additional stores over the year and those store openings likely contributed to an increase in our product revenues; however, period-over-period increases in our product revenues as judged solely by additional store openings by our largest retailers may not be a useful or accurate measure of revenue increases because our products may not be carried in every new store. The average selling price of our products remained relatively consistent with that of the prior year.
       Product revenues increased $36.2 million, or 48.7%, in 2004 to $110.6 million from $74.4 million in 2003. We believe the increase in product revenues in 2004 resulted primarily from increased demand across all of our product categories. Of the $36.2 million increase in product revenues, increases in mens products and girls products accounted for $32.5 million of that increase. Revenues from mens products increased $18.9 million, or 44.3%, to $61.5 million in 2004 from $42.6 million in 2003, and revenues from girls products increased $13.6 million, or 62.4%, to $35.4 million in 2004 from $21.8 million in 2003.
       Licensing revenues increased 37.1% to $2.6 million in 2004 from $1.9 million in 2003. The increase in licensing revenues was a result of increased sales by our international licensees, particularly those in Europe and Australia.
       Product revenues in the United States were $93.8 million, or 84.8% of our product revenues, and $63.3 million, or 85.1% of our product revenues in 2004 and 2003, respectively. Product revenues in the rest of the world consist primarily of product revenues from Canada and Japan and do not include sales by our international licensees. Product revenues in the rest of the world were $16.8 million, or 15.2% of our product revenues, and $11.1 million, or 14.9% of our product revenues in 2004 and 2003, respectively.
Gross Profit
       In 2004, gross profit increased $18.1 million, or 49.0%, to $55.0 million compared to $36.9 million in 2003. Gross profit as a percentage of revenues, or gross margin, in 2004 increased 0.2% to 48.6% compared to 48.4% in 2003. Gross margin related specifically to product revenues increased 0.3% to 47.4% in 2004 compared to 47.1% in 2003. This gross margin increase was largely driven by more accurate demand forecasting and better inventory management, which decreased the need to sell our products at discount or close-out prices.

Selling, General and Administrative Expenses
       In 2004, selling, general and administrative expenses increased $7.7 million, or 33.4%, to $30.6 million compared to $22.9 million in 2003. This increase in absolute dollars was due primarily to increased payroll and payroll-related expenses of $2.0 million due to expenditures on infrastructure and personnel, increased sales commission expenses of $1.5 million resulting from our increased product revenues and increased advertising and marketing expenses of $1.5 million. Also included in selling, general and administrative expenses for 2004 are $0.9 million of outside legal fees related to a lawsuit brought against us by a former customer, an increase of $0.6 million over the $0.3 million in outside legal fees recorded in 2003 related to the same lawsuit. As a percentage of revenues, selling, general and administrative expenses decreased to 27.0% in 2004 from 30.1% in 2003, in part due to the leveraging of our fixed costs over increased revenues.
Operating Income
       As a result of the factors above, operating income for 2004 increased $10.4 million to $24.4 million compared to $14.0 million in 2003. Operating income as a percentage of revenues increased to 21.6% in 2004 from 18.3% in 2003.
Other (Expense) Income
       Other expense primarily includes net interest expense and foreign currency gains and losses. Interest expense in 2004 was $6,000 compared to interest expense of $30,000 in 2003. This was primarily due to reduced borrowings under our credit facility in 2004 compared to 2003. Foreign currency gains decreased in 2004 to $100 compared to $136,000 in 2003 due to fluctuations in the Canadian exchange rate during 2004, as well as a loss on a forward exchange contract.
Provision for Income Taxes
       For Federal and state income tax purposes, we had elected to be treated as an S corporation from January 1, 2002 until our initial public offering on June 29, 2005, and during that period we were not subject to Federal or state income taxes, other than California franchise taxes of 1.5% on our corporate income. Our provision for income taxes was $0.4 million in 2004 and $0.2 million in 2003. We terminated our S corporation status upon our initial public offering, and we have become subject to Federal and state income taxes applicable to a C corporation. On a pro forma basis, assuming we had been taxed as a C corporation, our provision for income taxes would have been $10.2 million in 2004 and $5.9 million in 2003.
Net Income
       As a result of the factors above, net income increased $10.3 million, or 72.4%, to $24.6 million in 2004 from $14.3 million in 2003.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
Revenues
       Revenues in 2003 were $76.3 million, an increase of $19.2 million, or 33.5%, compared to $57.1 million in 2002. Revenues from our top five customers were $29.4 million in 2003, an increase of $11.6 million, or 65.2%, compared to $17.8 million in 2002, with Pacific Sunwear accounting for $7.7 million of the $11.6 million increase. We believe our revenue growth was primarily driven by increasing acceptance of our products at retail stores as a result of marketing and advertising programs that effectively promoted our brand, a compelling product offering, high quality standards and strong relationships with our retailers. In addition, several of our largest retailers opened additional stores over the year and those store openings likely contributed to an increase in our product revenues; however, period-over-period increases in our product revenues as judged solely by additional store openings by our largest retailers may not be a useful or accurate measure of revenue increases because our products may not be carried in every new store. The average selling price of our products remained relatively consistent with that of the prior year.
       Product revenues increased $18.1 million, or 32.1%, in 2003 to $74.4 million from $56.3 million in 2002. Of the $18.1 million increase in product revenues, increases in mens products and girls products accounted for $17.2 million of that increase. Revenues from mens products increased $10.9 million, or 34.1%, to $42.6 million in 2003 from $31.7 million in 2002, and revenues from girls products increased $6.3 million, or 40.4%, to $21.8 million in 2003 from $15.5 million in 2002.
       Licensing revenues increased 125.5% to $1.9 million in 2003 from $0.8 million in 2002. The increase in licensing revenues was primarily a result of increased sales by our international licensees, particularly those in Europe and Australia.
       Product revenues in the United States were $63.3 million, or 85.1% of our product revenues, and $48.9 million, or 86.8% of our product revenues, in 2003 and 2002, respectively. Product revenues in the rest of the world consist primarily of product revenues from Canada and Japan and do not include sales by our international licensees. Product revenues in the rest of the world were $11.1 million, or 14.9% of our product revenues, and $7.4 million, or 13.2% of our product revenues, for the years ended December 31, 2003 and 2002, respectively.
Gross Profit
       In 2003, gross profit increased $10.9 million, or 42.1%, to $36.9 million compared to $26.0 million in 2002. Gross margin in 2003 increased 3.0% to 48.4% compared to 45.4% in 2002. Gross margin related specifically to product revenues increased 2.5% to 47.1% in 2003 compared to 44.6% in 2002. This gross margin increase was due to enhanced inventory management, which enabled us to better match purchases to customer orders. We were also able to lower our cost of goods sold as a percentage of revenues in 2003 compared to 2002 by negotiating more favorable agreements with our suppliers and by introducing more rigorous cost control measures in our design and production processes.
Selling, General and Administrative Expenses
       In 2003, selling, general and administrative expenses increased $4.8 million, or 26.5%, to $22.9 million compared to $18.1 million in 2002. This increase in absolute dollars was due primarily to increased payroll and payroll-related expenses of $1.8 million due to expenditures on infrastructure and personnel, $1.1 million of increased advertising and marketing expenses and $0.6 million of increased sales commission expenses resulting from our increased product revenues. Also included in selling, general and administrative expenses for 2003 were $0.3 million in outside legal fees related to a lawsuit brought against us by a former customer. As a percentage of revenues, selling, general and administrative expenses decreased to 30.1% in 2003 from 31.7% in 2002, in part due to the leveraging of our fixed costs over increased revenues.
Operating Income
       As a result of the factors above, operating income for 2003 increased $6.2 million to $14.0 million compared to $7.8 million in 2002. Operating income as a percentage of revenues increased to 18.3% in 2003 from 13.7% in 2002.
Other (Expense) Income
       Other (expense) income primarily includes net interest expense and foreign currency gains and losses. Interest expense decreased to $30,000 in 2003 from $129,000 in 2002. This decrease was primarily attributable to reduced borrowings under our credit facility in 2003. Foreign currency gains increased from zero in 2002 to $136,000 in 2003 primarily due to fluctuations in the Canadian exchange rate during 2003.

Provision for Income Taxes
       For Federal and state income tax purposes, we had elected to be treated as an S corporation from January 1, 2002 until our initial public offering on June 29, 2005, and during that period we were not subject to Federal or state income taxes, other than California franchise taxes of 1.5% on our corporate income. Our provision for income taxes was $0.2 million in 2003 and $0.2 million in 2002. Our provision for income taxes included $90,000 for the elimination of deferred tax assets due to our election to be treated as an S corporation. We terminated our S corporation status upon our initial public offering, and we have become subject to Federal and state income taxes applicable to a C corporation. On a pro forma basis, assuming we had been taxed as a C corporation, our provision for income taxes would have been $5.9 million in 2003 and $3.2 million in 2002.
Net Income
       As a result of the factors above, net income increased $6.7 million, or 87.3%, to $14.3 million in 2003 from $7.6 million in 2002.

Seasonality
       The following table sets forth our quarterly consolidated statement of operations data for the eleven quarters ended September 30, 2005. The information for each quarter is derived from our unaudited interim consolidated financial statements, which we have prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. This information includes, in the opinion of management, all adjustments that management considers necessary for the fair presentation of such data. The quarterly data should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Quarter Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,
	2003	2003	2003	2003	2004	2004	2004	2004	2005	2005	2005

	(In thousands, except share and per share data)
Revenues:
Product revenues	$15,658	$17,695	$23,522	$17,514	$20,591	$23,985	$36,285	$29,740	$30,685	$35,478	$50,096
Licensing revenues	704	225	556	392	640	388	928	618	1,006	375	1,096

Total revenues	16,362	17,920	24,078	17,906	21,231	24,373	37,213	30,358	31,691	35,853	51,192
Cost of goods sold	8,233	9,777	12,038	9,336	10,824	12,207	19,312	15,862	15,284	17,156	25,082

Gross profit	8,129	8,143	12,040	8,570	10,407	12,166	17,901	14,496	16,407	18,697	26,110
Selling, general and administrative expenses	5,442	5,545	5,822	6,110	7,578	6,755	8,107	8,145	10,363	11,058	10,669

Operating income	2,687	2,598	6,218	2,460	2,829	5,411	9,794	6,351	6,044	7,639	15,441
Other (expense) income	27	79	17	(17)	6	(80)	17	51	(25)	(83)	634

Income before provision for income taxes	2,714	2,677	6,235	2,443	2,835	5,331	9,811	6,402	6,019	7,556	16,075
Provision for income taxes(1)	35	43	83	53	48	84	139	103	88	2,926	4,783

Income before equity in earnings (loss) of investee	2,679	2,634	6,152	2,390	2,787	5,247	9,672	6,299	5,931	4,630	11,292
Equity in earnings (loss) of investee	292	(160)	362	(87)	363	(131)	431	(75)	331	—	—

Net income	$2,971	$2,474	$6,514	$2,303	$3,150	$5,116	$10,103	$6,224	$6,262	$4,630	$11,292

Net income per share:
Basic	$0.16	$0.13	$0.34	$0.12	$0.17	$0.27	$0.53	$0.32	$0.33	$0.24	$0.47
Diluted	$0.15	$0.13	$0.33	$0.12	$0.16	$0.26	$0.52	$0.32	$0.32	$0.24	$0.47
Weighted average shares outstanding:
Basic	19,054,109	19,054,109	19,054,109	19,054,109	19,055,391	19,170,705	19,170,705	19,170,705	19,170,705	19,174,912	23,939,141
Diluted	19,526,667	19,529,166	19,531,548	19,532,917	19,532,153	19,534,522	19,535,137	19,535,603	19,535,964	19,390,558	24,065,665

(1)	For Federal and state income tax purposes, we had elected to be treated as an S corporation from January 1, 2002 until our initial public offering on June 29, 2005, and during that period we were not subject to Federal or state income taxes, other than California franchise taxes of 1.5% on our corporate income. For all periods from and after June 29, 2005 we have been subject to the Federal and state income taxes applicable to a C corporation. As a result, our provision for income taxes, net income and net income per share for each of our quarters ended March 31, 2003, June 30, 2003, September 30, 2003, December 31, 2003, March 31, 2004, June 30, 2004, September 30, 2004, December 31, 2004 and March 31, 2005 are not comparable with similar data provided for the quarters ended June 30, 2005 and September 30, 2005.
       Historically, we have experienced greater revenue in the second half of the year than those in the first half due to a concentration of shopping around the fall and holiday seasons and pricing differences between our products sold during the first and second half of the year, as products we sell in the fall and holiday seasons generally have higher prices per unit than products we sell in the spring and summer seasons. We typically sell more of our summer products (boardshorts and t-shirts) in the first half of the year and a majority of our winter products (pants, long sleeve shirts, sweaters, fleece, jackets and outerwear) in the second half of the year. We anticipate that this seasonal impact on our revenues is likely to continue. During the two-year period ended December 31, 2004, approximately 58% of our revenues, 58% of our gross profit and 65% of our operating income were generated in the second half of the year, with the third quarter generally generating most of our operating income due to fall, holiday and snow shipments. Accordingly, our results of operations for the first and second quarters of any year are not indicative of the results we expect for the full year.
       As a result of the effects of seasonality, particularly in preparation for the fall and holiday shopping seasons, our inventory levels and other working capital requirements generally begin to increase during the second quarter and into the third quarter of each year. During these peak periods, we have historically borrowed under our credit facility. Due to the proceeds received in July 2005 from our initial public offering, we do not anticipate borrowing under our credit facility in the near term.
Liquidity and Capital Resources
       Our primary cash needs are working capital and capital expenditures. Prior to our initial public offering, we generally financed these needs with operating cash flows and borrowings under our credit facilities. These sources of liquidity may be impacted by fluctuations in demand for our products, ongoing investments in our infrastructure and expenditures on marketing and advertising.
       The following table sets forth, for the periods indicated, our beginning balance of cash and cash equivalents, net cash flows from operating, investing and financing activities and our ending balance of cash and cash equivalents:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	(In thousands)
Cash and cash equivalents at beginning of period	$418	$1,141	$5,079	$5,079	$10,359
Cash flow from operating activities	4,349	10,819	19,424	9,996	15,653
Cash flow from investing activities	(344)	(257)	(811)	(739)	(1,384)
Cash flow from financing activities	(3,282)	(6,624)	(13,333)	(11,413)	41,059

Cash and cash equivalents at end of period	$1,141	$5,079	$10,359	$2,923	$65,687

       As of September 30, 2005, we had $65.7 million in cash and cash equivalents compared to $10.4 million in cash and cash equivalents as of December 31, 2004. The increase in cash and cash equivalents primarily reflects the completion of the initial public offering of our common stock in July 2005 whereby we received net proceeds of $80.1 million, after deducting underwriting discounts and commissions and offering expenses. In July 2005, subsequent to the closing of the initial public offering, we used $20.0 million of the net proceeds from the offering to distribute our estimated undistributed S corporation earnings to our S corporation stockholders.
       Cash from operating activities consists primarily of net income adjusted for certain non-cash items including depreciation, deferred income taxes, equity in earnings of investee, provision for doubtful accounts, tax benefits related to the exercise of stock options, loss on disposal of property and equipment, stock-based compensation and the effect of changes in working capital and other activities. For the nine months ended September 30, 2005 and 2004, cash from operating activities was $15.7 million and $10.0 million, respectively. The $5.7 million increase in cash from operating activities between the periods was primarily a result of an increase in net income of $3.8 million, an increase in the tax benefits related to the exercise of stock options of $2.8 million, and changes in accounts payable, accrued expenses and income taxes payable offset by a change in inventories and accounts receivable. During the nine months ended September 30, 2005, the increase in accounts payable and accrued expenses provided cash of $3.9 million compared to $2.1 million for the nine months ended September 30, 2004, an increase in cash provided of $1.8 million. In addition, during the nine months ended September 30, 2005, the increase in income taxes payable provided cash of $4.5 million compared to the use of cash of $15,000 for the nine months ended September 30, 2004, an increase in cash provided of $4.5 million. The change in inventories and accounts receivable used cash of $17.1 million for the nine months ended September 30, 2005 compared to $10.1 million for the nine months ended September 30, 2004, a decrease in cash provided of $7.0 million.
       In 2004, cash from operating activities was $19.4 million and consisted of net income of $24.6 million, adjustments for non-cash items of $0.1 million and $(5.3) million used by working capital and other activities. Working capital and other activities consisted primarily of increases in accounts receivable of $6.8 million due to the increase in revenues for the period, partially offset by an increase in accounts payable of $1.5 million and accrued expenses of $0.3 million.
       In 2003, cash from operating activities was $10.8 million and consisted of net income of $14.3 million, adjustments for non-cash items of $(0.1) million and $(3.4) million used by working capital and other activities. Working capital and other activities consisted primarily of increases in accounts receivable of $2.2 million and in inventory of $1.6 million due to the increase in revenues for the period, and an increase in prepaid expenses and other current assets of $0.3 million. These increases in working capital were partially offset by an increase in accounts payable of $0.6 million and income taxes payable of $0.1 million.
       In 2002, cash from operating activities was $4.4 million and consisted of net income of $7.6 million, adjustments for non-cash items of $0.4 million and $(3.6) million used by working capital and other activities. Working capital and other activities consisted primarily of increases in accounts receivable of $1.4 million and in inventory of $1.2 million due to the increase in revenues for the period and a decrease in income taxes payable of $0.8 million.
       Cash used in investing activities was $1.4 million and $0.7 million for the nine months ended September 30, 2005 and 2004, respectively. The increase in cash used in investing activities was primarily due to the purchase of real property popularly named the “Volcom House” on the North Shore of Oahu for $2.0 million in May 2005, as well as $0.8 million of ongoing investments in computer and warehouse equipment. These cash outflows were offset by cash received of $1.4 million related to the sale of our investment in Volcom Europe, our European licensee, in April 2005. Cash used in investing activities was $0.8 million, $0.3 million and $0.3 million in 2004, 2003 and 2002, respectively. During 2004, we purchased additional shares of our cost method investee, Volcom Australia, for $0.3 million. Capital expenditures were $0.6 million, $0.3 million and $0.3 million in 2004, 2003 and 2002, respectively. Capital expenditures over these three years were primarily attributable to our increased investment in our warehouse facility to accommodate increased shipping needs and our increased investment in information technology to improve our operational efficiency.
       Cash provided by financing activities was $41.1 million for the nine months ended September 30, 2005 compared to cash used in financing activities of $11.4 million for the nine months ended September 30, 2004. The $52.5 million increase in cash provided by financing activities between the periods primarily resulted from the completion of the initial public offering of our common stock whereby we received net proceeds of $80.1 million, after deducting underwriting discounts and commissions and offering expenses. We used $20.0 million of the net proceeds from the offering to distribute our estimated undistributed S corporation earnings to our S corporation stockholders, resulting in a decrease of cash provided by financing activities of $39.2 million for total distributions to stockholders during the nine months ended September 30, 2005. Cash used in financing activities was $13.3 million, $6.6 million and $3.3 million in 2004, 2003 and 2002, respectively. Cash used in financing activities during 2004 consisted primarily of $13.3 million in cash distributions paid to our stockholders out of undistributed S corporation earnings. Cash used in financing activities during 2003 consisted primarily of $5.4 million in cash distributions paid to our stockholders out of undistributed S corporation earnings and net repayments of $1.2 million in borrowings under our credit facility. Cash used in financing activities during 2002 consisted primarily of $2.8 million in cash distributions paid to our stockholders out of undistributed S corporation earnings and net repayments of $0.4 million in borrowings under our credit facility.
       We currently have no material cash commitments, except our normal recurring trade payables, expense accruals, operating leases, capital leases and athlete endorsement agreements. We believe that our cash and cash equivalents, cash received from our initial public offering, cash flow from operating activities and available borrowings under our credit facility will be sufficient to meet our capital requirements for at least the next twelve months.
Credit Facilities
       In August 2003, we entered into a credit agreement with Bank of the West for an $8.0 million committed, secured line of credit, which was increased to $10.0 million in October 2004. The credit facility, which expires on May 31, 2006, is used to fund our working capital requirements. The credit facility is secured by substantially all of our assets, and contains a $4.0 million sub-limit for letters of credit and a $2.5 million sub-limit for acquisitions. Borrowings under this facility bear interest, at our option, either at the bank’s prime rate (6.75% at September 30, 2005) or LIBOR plus 1.50%. We had $0.5 million in letters of credit outstanding under the credit facility at September 30, 2005. At September 30, 2005, there were no outstanding borrowings under this credit facility, and $9.5 million was available under the credit facility. This credit facility includes certain restrictive covenants related to our financial condition, including requirements that we maintain a minimum net profit after tax (as defined) of $2.0 million, a minimum effective tangible net worth (as defined) of $12.0 million and a current ratio of not less than 1 to 1. At September 30, 2005, we were in compliance with all such restrictive covenants.
Contractual Obligations and Commitments
       We did not have any off-balance sheet arrangements or outstanding balances on our credit facility as of September 30, 2005. The following table summarizes, as of September 30, 2005, the total amount of future payments due in various future periods:

		Payments Due by Period

		Oct. 1 -
	Total	Dec. 31, 2005	2006	2007	2008	2009	Thereafter

			(In thousands)
Operating lease obligations	$2,535	$177	$658	$649	$647	$404	$—
Capital lease obligations	305	22	87	87	75	34	—
Professional athlete sponsorships	5,613	740	2,502	1,996	375	—	—
Contractual letters of credit	517	517	—	—	—	—	—

Total	$8,970	$1,456	$3,247	$2,732	$1,097	$438	$—

       We lease certain land and buildings under non-cancelable operating leases. The leases expire at various dates through 2009, excluding extensions at our option, and contain provisions for rental adjustments, including in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time.
       We lease computer and office equipment pursuant to capital lease obligations. These leases bear interest at rates ranging from 3.4% to 13.7% per year, and expire at various dates through October 2009.
       We establish relationships with professional athletes in order to promote our products and brand. We have entered into endorsement agreements with professional skateboarding, snowboarding and surfing athletes. Many of these contracts provide incentives for magazine exposure and competitive victories while wearing or using our products. It is not possible to determine the precise amounts that we will be required to pay under these agreements as they are subject to many variables. The amounts listed above are the approximate amounts of the minimum obligations required to be paid under these contracts. The additional estimated maximum amount that could be paid under our existing contracts, assuming that all bonuses, victories and similar incentives are achieved during the five year period ending December 31, 2009, is approximately $1.2 million. The actual amounts paid under these agreements may be higher or lower than the amounts discussed above as a result of the variable nature of these obligations.
       Our contractual letters of credit have maturity dates of less than one year. We use these letters of credit to purchase finished goods.

Quantitative and Qualitative Disclosure About Market Risk
Foreign Currency Risk
       All of our sales have been made in U.S. dollars except for sales made in Canada, which are made in Canadian dollars. In 2004 and 2003, we derived 7.4% and 7.2% of our product revenues, respectively, from sales in Canada. For the nine months ended September 30, 2005 we derived 10.8% of our product revenues from sales in Canada. As a result, we are exposed to fluctuations in the value of Canadian dollar denominated receivables and payables, foreign currency investments, primarily consisting of Canadian dollar deposits, and cash flows related to repatriation of those investments. A weakening of the Canadian dollar relative to the U.S. dollar could negatively impact the profitability of our products sold in Canada and the value of our Canadian receivables, as well as the value of repatriated funds we may bring back to the United States from Canada. Account balances denominated in Canadian dollars are marked-to-market every period using current exchange rates and the resulting changes in the account balance are included in our income statement as other (expense) income.
       As our Canadian accounts receivable, accounts payable and cash balance represent a small portion of our total assets and liabilities, we do not generally hedge our exposure to foreign currency rate fluctuations. In September 2004, however, we entered into a forward exchange contract intended to hedge $0.6 million of exposure related to the repatriation of funds from Canada. This contract had a total duration of two months and was settled in November 2004. We do not currently have any outstanding forward exchange contracts. We may enter into similar forward exchange contracts in the future in order to hedge our exposure to foreign currencies.
       We generally purchase finished goods from our manufacturers in U.S. dollars. However, we source substantially all of these finished goods abroad and their cost may be affected by changes in the value of the relevant currencies. Price increases caused by currency exchange rate fluctuations could increase our costs. If we are unable to increase our prices to a level sufficient to cover the increased costs, it could adversely affect our margins and we may become less price competitive with companies who manufacture their products in the United States.
Interest Rate Risk
       We maintain a $10.0 million secured credit facility with no balance outstanding at September 30, 2005. Borrowings under this facility bear interest, at our option, either at the bank’s prime rate (6.75% at September 30, 2005) or LIBOR plus 1.50%. Based on the average interest rate on our credit facility during 2004, and to the extent that borrowings were outstanding, we do not believe that a 10% change in interest rates would have a material effect on our results of operations or financial condition.
Backlog
       We typically receive the bulk of our orders for each of our seasons up to four months prior to the date the products are shipped to customers. Generally, these orders are not subject to cancellation prior to the date of shipment. At September 30, 2005, our order backlog was approximately $58.0 million, compared to approximately $42.3 million at September 30, 2004. For a variety of reasons, including the timing of release dates for our seasonal product collections, the timing of shipments, timing of order deadlines, timing of receipt of orders, product mix of customer orders and the amount of in-season orders, backlog may not be a reliable measure of future sales for any succeeding period. For these reasons, backlog figures in one year may not be directly comparable to backlog figures in another year when measured at the same date.
Inflation
       We do not believe inflation has had a material impact on our results of operations in the past. There can be no assurance that our business will not be affected by inflation in the future.

Vulnerability Due to Concentrations
       As of September 30, 2005, our customer base included approximately 1,100 accounts that operate approximately 2,900 store locations and 11 distributors in international territories not serviced by one of our licensees. Our customer, Pacific Sunwear, accounted for approximately 22% of our product revenues in 2003, approximately 27% of our product revenues in 2004 and approximately 28% of our product revenues in the nine months ended September 30, 2005. We cannot assure you that Pacific Sunwear will continue to represent such a significant percentage of our product revenues in the future. If Pacific Sunwear chooses to slow its rate of purchases of our products, decrease its purchases of our products or no longer purchase our products, our revenues and results of operations could be adversely affected.
       We do not own or operate any manufacturing facilities and source our products from independently-owned manufacturers. During 2004, we contracted for the manufacture of our products with approximately 30 foreign manufacturers and three domestic screen printers. Purchases from Ningbo Jehson Textiles and China Ningbo CIXI (Dragon Crowd) totaled approximately 11% and 9%, respectively, of our product costs in 2003, 12% and 11%, respectively, of our product costs in 2004, and 13% and 12%, respectively, of our product costs for the nine months ended September 30, 2005.
Non-GAAP Financial Measures
       This prospectus includes a discussion of selling, general and administrative expenses and operating income excluding the effect of a one-time payment to settle litigation. We believe that use of these financial measures allows management and investors to evaluate and compare our operating results in a more meaningful and consistent manner. As required by Item 10 of Regulation S-K, a reconciliation of these financial measures is as follows:

Nine Months
Ended
September 30, 2005

Selling, general and administrative expenses	$32,090
Less: Settlement charge	1,000

Selling, general and administrative expenses excluding settlement charge	31,090
Total revenues	118,736

Selling, general and administrative expenses excluding settlement charge as a percent of total revenues	26.2%

Operating income	$29,124
Add back: Settlement charge	1,000

Operating income excluding settlement charge	30,124
Total revenues	118,736

Operating income excluding settlement charge as a percent of total revenues	25.4%

Critical Accounting Policies
       Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. To prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates also affect our reported revenues and expenses. Judgments must also be made about the disclosure of contingent liabilities. Actual results could be significantly different from these estimates. We believe that the following discussion addresses the accounting policies that are necessary to understand and evaluate our reported financial results.

Revenue Recognition
       Revenues are recognized upon shipment, at which time transfer of title occurs and risk of ownership passes to the customer. Generally, we extend credit to our customers and do not require collateral. Our payment terms are typically net-30 with terms up to net-120 for snow category products. None of our sales agreements with any of our customers provides for any rights of return. However, we do approve returns on a case-by-case basis at our sole discretion to protect our brand and our image. Allowances for estimated returns are provided when product revenues are recorded based on historical experience and are reported as reductions in product revenues. Allowances for doubtful accounts are reported as a component of selling, general and administrative expenses when they arise.
       Licensing revenues are recorded when earned based on a stated percentage of the licensees’ sales of Volcom branded products.
Accounts Receivable
       Throughout the year, we perform credit evaluations of our customers, and we adjust credit limits based on payment history and the customer’s current creditworthiness. We continuously monitor our collections and maintain an allowance for doubtful accounts based on our historical experience and any specific customer collection issues that have been identified. Historically, our losses associated with uncollectible accounts have been consistent with our estimates, but there can be no assurance that we will continue to experience the same credit loss rates that we have experienced in the past. Unforeseen, material financial difficulties of our customers could have an adverse impact on our profits.
Inventories
       We value inventories at the lower of the cost or the current estimated market value of the inventory. We regularly review our inventory quantities on hand and adjust inventory values for excess and obsolete inventory based primarily on estimated forecasts of product demand and market value. Demand for our products could fluctuate significantly. The demand for our products could be negatively affected by many factors, including the following:

•	unanticipated changes in consumer preferences;

•	weakening economic conditions;

•	terrorist acts or threats;

•	reduced consumer confidence in the retail market; and

•	unseasonable weather.
       Some of these factors could also interrupt the production and importation of our products or otherwise increase the cost of our products. As a result, our operations and financial performance could be negatively affected. Additionally, our estimates of product demand and market value could be inaccurate, which could result in excess and obsolete inventory.
Long-Lived Assets
       We acquire assets in the normal course of our business. We evaluate the recoverability of the carrying amount of these long-lived assets (including fixed assets) whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when the carrying value exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. Impairments, if any, would be recognized in operating earnings. We continually use judgment when applying these impairment rules to determine the timing of the impairment tests, the undiscounted cash flows used to assess impairments, and the fair value of a potentially impaired asset. The reasonableness of our judgment could significantly affect the carrying value of our long-lived assets.

Investments in Unconsolidated Investees
       We account for our investments in unconsolidated investees using the cost method if we do not have the ability to exercise significant influence over the operating and financial policies of the investee. We assess such investments for impairment when there are events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. If, and when, an event or change in circumstances that may have a significant adverse effect on the fair value of the investment is identified, we estimate the fair value of the investment and, if the reduction in value is determined to be other than temporary, we record an impairment loss on the investment.
       We account for our investments in unconsolidated investees using the equity method of accounting if we have the ability to exercise significant influence over the operating and financial policies of the investee. We evaluate such investments for impairment if an event or change in circumstances occurs that may have a significant adverse effect on the fair value of the investment. If, and when, an event is identified, we estimate the fair value of the investment and, if the reduction in value is determined to be other than temporary, we record an impairment loss on the investment.
       On April 1, 2005, we sold our 34% investment in Volcom Europe, our European licensee, for $1.4 million. Under the terms of the sale agreement, Volcom Europe will continue to function as our licensee until the expiration of its license agreement on December 31, 2006. For the nine months ended September 30, 2005, we recorded $0.3 million of earnings attributable to this equity method investee, which reflects our share of Volcom Europe’s earnings of $0.6 million, offset by an impairment charge of $0.3 million to reduce the carrying amount of our investment in Volcom Europe to $1.6 million as of March 31, 2005. After consideration of the effects of the accumulated foreign currency translation adjustments related to our investment in Volcom Europe of $0.2 million, we recorded no gain or loss on the sale of our investment in Volcom Europe in April 2005.
Athlete Sponsorships
       We establish relationships with professional athletes in order to promote our products and brand. We have entered into endorsement agreements with professional skateboarding, snowboarding and surfing athletes. Many of these contracts provide incentives for magazine exposure and competitive victories while wearing or using our products. It is not possible to determine the precise amounts we will be required to pay under these agreements, as they are subject to many variables. The actual amounts paid under these agreements may be higher or lower than expected due to the variable nature of these obligations. We expense these amounts as they are incurred.
Income Taxes
       On June 29, 2005 we changed our tax status from an S corporation to a C corporation. For Federal and state income tax purposes we had elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state laws from January 1, 2002 until our initial public offering on June 29, 2005. Therefore, no provision or liability for Federal or state income tax has been included in our consolidated financial statements for 2002, 2003, 2004 and the period from January 1, 2005 to June 29, 2005, except that we were subject to California franchise taxes of 1.5% on our corporate income and a provision for these taxes was included in our consolidated financial statements for those periods. Subsequent to June 29, 2005, we recorded a provision and liability for Federal and state income taxes using an estimated annual effective tax rate.
       Upon the change in our tax status we established and recorded our deferred income taxes at our C corporation effective tax rate. Management’s judgment is required in assessing the realizability of our deferred tax assets. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the value of our deferred tax assets. If we determine that it is more likely than not that these assets will not be realized, we would reduce the value of these assets to their expected realizable value, thereby decreasing net income. Evaluating the value of these assets is necessarily based on our judgment. If we subsequently determined that the deferred tax assets that had been written down would, in our judgment, be realized in the future, the value of the deferred tax assets would be increased, thereby increasing net income in the period when that determination was made.
Foreign Currency Translation
       All of our sales have been made in U.S. dollars except for sales made in Canada, which are made in Canadian dollars. As a result, we are exposed to transaction gains and losses that result from movements in foreign currency exchange rates between the local Canadian currency and the U.S. dollar. As our Canadian sales, accounts receivable, accounts payable and Canadian cash balance are a small portion of our revenues, assets and liabilities, we do not generally hedge our exposure to foreign currency rate fluctuations, therefore we are exposed to foreign currency risk. Changes in our assets and liabilities that are denominated in Canadian dollars are translated into U.S. dollars at the rate of exchange on the balance sheet date, and are reflected in our statement of operations.
Recent Accounting Pronouncements
       In November 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard, or SFAS, No. 151, Inventory-Costs an Amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 to have a material impact on our consolidated financial position or results of operations.
       In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share-based payments over the requisite service period. The standard will become effective for us on January 1, 2006. The impact on our net income will only include the remaining amortization of the fair value of the 391,000 existing stock options that vest 20% per annum over 5 years currently included in our disclosure of pro-forma expense in Note 1 of our notes to consolidated financial statements included elsewhere in this prospectus, and is also contingent upon the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binomial lattice model for valuing options. We do not expect the adoption of this standard to have a material effect on our results of operations.
       In March 2005, the SEC issued Staff Accounting Bulletin, or SAB, No. 107, which provides guidance on the implementation of SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R) (see discussion above). In particular, SAB No. 107 provides key guidance related to valuation methods (including assumptions such as expected volatility and expected term), the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123(R), the modification of employee share options prior to the adoption of SFAS No. 123(R), the classification of compensation expense, capitalization of compensation cost related to share-based payment arrangements, first-time adoption of SFAS No. 123(R) in an interim period, and disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations subsequent to the adoption of SFAS No. 123(R). SAB No. 107 became effective on March 29, 2005. We will apply the principles of SAB No. 107 in conjunction with its adoption of SFAS No. 123(R).

BUSINESS
Introduction
       We are an innovative designer, marketer and distributor of premium quality young mens and young womens clothing, accessories and related products under the Volcom brand name. We believe that we have one of the world’s leading brands in the action sports industry, built upon our history in the boardsports of skateboarding, snowboarding and surfing. Our position as a premier brand in these three boardsports differentiates us from many of our competitors within the broader action sports industry and has enabled us to generate strong growth in revenues and operating income. We have increased revenues from $36.6 million in 2000 to $113.2 million in 2004, representing a compound annual growth rate of 32.6%. Over the same period, we have increased operating income from $1.5 million in 2000 to $24.4 million in 2004. Revenues were $118.7 million for the nine months ended September 30, 2005, an increase of $35.9 million, or 43.4%, compared to $82.8 million for the nine months ended September 30, 2004. Operating income increased $11.1 million, or 61.5%, to $29.1 million for the nine months ended September 30, 2005 from $18.0 million for the nine months ended September 30, 2004.
       Our clothing, which includes t-shirts, fleece, bottoms, tops, jackets, boardshorts, denim and outerwear, combines fashion, functionality and athletic performance. Our designs are infused with artistic elements that we believe differentiate our products from those of our competitors. We develop and introduce products that we believe set the industry standard for style and quality in each of our product categories. We seek to offer products that appeal to both boardsport participants and those who affiliate themselves with the broader action sports youth lifestyle.
       The Volcom brand, symbolized by The Stone (VOLCOM LOGO), is athlete-driven, innovative and creative. We have consistently followed our motto of “youth against establishment,” and our brand is inspired by the energy of youth culture. We reinforce our brand image through the sponsorship of world-class athletes, targeted grassroots marketing events, distinctive advertising, and by producing and selling music under our Volcom Entertainment label and boardsports-influenced films through Veeco Productions, our film division. We believe our multi-faceted marketing approach integrates our brand image with the lifestyles and aspirations of our consumers.
       We seek to enhance our brand image by controlling the distribution of our products. We sell to retailers that we believe merchandise our products in an environment that supports and reinforces our brand and that provide a superior in-store experience. This strategy has enabled us to develop strong relationships with key boardsport and youth lifestyle retailers that share our focus. As of September 30, 2005, our customer base of retailers included approximately 1,100 accounts that operated approximately 2,900 store locations. Our retail customers are primarily comprised of specialty boardsports retailers and several retail chains. Some of these include 17th Street Surf, Becker Surfboards, Fast-Forward, Froghouse, Hotline, Huntington Surf & Sport, IG Performance, K5 Board Shop, Laguna Surf & Sport, Nordstrom, Pacific Sunwear, Snowboard Connection, Sun Diego, Surfside Sports, Val Surf, West Beach and Zumiez. Our products are sold over the Internet through selected authorized online retailers. We operate one Volcom branded retail store, 126 La Brea, in Los Angeles, California, where we are able to carry our brand message directly to our target market.
       Volcom branded products are currently sold throughout the United States and in over 40 countries internationally. We serve the United States, Canada, Central America, Japan, Korea and Puerto Rico through our in-house sales personnel, independent sales representatives and distributors. Our product revenues in the United States were $48.9 million, $63.3 million, $93.8 million and $94.5 million for 2002, 2003, 2004 and the nine months ended September 30, 2005, respectively. Product revenues in the rest of the world were $7.4 million, $11.1 million, $16.8 million and $21.7 million for 2002, 2003, 2004 and the nine months ended September 30, 2005, respectively. We license our brand in other areas of the world, including Europe, Australia, Indonesia, South Africa and Brazil, to entities that we believe have valuable local market insight and strong relationships with retailers in their respective territories. We receive a royalty on the sales of Volcom branded products by our licensees. In April 2005, we sold our 34%

ownership interest in Volcom Europe, the Volcom licensee for Europe. Pursuant to our international growth strategy, we intend to establish our own operations in Europe in 2007 after our licensing agreement with Volcom Europe expires. As part of our strategy to take direct control of our European operations we have, among other things, hired a new chief executive officer and chief financial officer for our European operations and, during October 2005, acquired the distributor of Volcom branded products in Switzerland.
       We were founded in 1991 by Richard Woolcott and Tucker Hall in Orange County, California, the epicenter of boardsports culture. We reincorporated in Delaware in April 2005. Based upon our over 14-year history and our experience in the industry, we believe we were the first major apparel company founded on the boardsports of skateboarding, snowboarding and surfing. Our founders set out to build a company that combined their passion for these sports with their love of art, music and film. Since that time, Richard has led a committed, talented management team to create one of the leading boardsport brands in the world.
Business Strengths
       Our business strengths, which have enabled us to enhance, control and protect the Volcom brand image while generating strong financial performance, include the following:

•	Established, Authentic Lifestyle Brand. We believe the Volcom brand represents a differentiated, athlete-driven, youthful and creative image built on quality, innovation and performance. Our brand image is enhanced by our integrated marketing, promotion and sponsorship programs, our strong retail relationships, and a corporate culture and organizational mindset that reflect our passion for the action sports youth lifestyle. We carefully control and deploy our brand, which has enabled Volcom to develop into a well-established, highly recognized, premium lifestyle brand. We believe that the strength and authenticity of our brand is a competitive advantage and an integral part of our success.

•	Creative and Innovative High Quality Products. We consistently offer fresh and exciting high quality products that incorporate an innovative mix of colors, embellishments, fabrics and performance features, which reflect the lifestyle of the Volcom consumer. Our design teams are able to develop leading-edge products by remaining closely connected with our consumers and by constantly monitoring broader fashion trends. We enhance the performance and functionality of our products by working with our sponsored athletes during the design process. In addition, we solicit feedback from our retailers and sales representatives to help us identify and react to changing consumer trends and preferences. We believe that this approach enables us to offer products that differentiate us from our competitors and increase our brand recognition.

•	Integrated Marketing Strategy. We take an integrated marketing approach that seeks to communicate our brand message through diverse media. Our brand combines art and creativity with the action sports youth lifestyle. Our marketing efforts include athlete sponsorship, Volcom branded events, print advertisements, our featured artist series, and our 126 La Brea retail store, as well as original music and film content produced by our Volcom Entertainment label and Veeco Productions division, respectively. Our marketing programs are conceived and implemented by our in-house staff, allowing us to maintain creative control over all aspects of our marketing and advertising.

•	Selective Distribution Model. We selectively distribute our products to protect our brand. We sell our products to retailers that we believe provide an environment that supports and reinforces our brand image. We monitor our retailers to ensure they continue to meet our expectations for quality and presentation. Should a retailer not meet our expectations for quality and presentation, we will generally meet with management of the retailer and communicate our expectations and request that the retailer meet these expectations. We believe that our selective distribution model fosters collaborative relationships with our retailers, and enables us to provide input on the assortment, display and positioning of our products.

•	Strong Retailer Relationships. We view our retailers as an extension of us. We collaborate with our retailers, particularly the independent boardsport shops that are at the forefront of interaction with boardsports enthusiasts, to identify consumer trends and demands. The foundation of our relationships with our retailers is our ability to design high quality products that attract consumers, combined with our commitment to deliver these products in a timely manner. We strengthen these relationships by supporting our retailers through the use of various in-store marketing displays and events. These displays, such as in-store build-outs and racks, add to the visual appeal of the store, promote the Volcom brand and secure floor space devoted exclusively to our products. In addition, we sponsor events and programs at our retailers, including autograph signings and boardsport demonstrations with our team riders. We believe our commitment to our retailers fosters loyalty and support.

•	Flexible, Efficient Sourcing Model. Our products are produced by third-party manufacturers that we select, evaluate and monitor to ensure compliance with our quality and cost requirements. We have developed procedures that allow us to maintain control over critical aspects of the production process while enhancing production flexibility and capacity. These procedures include back-up sourcing for each product category, monitoring of work-in-progress for each style and construction and fit approval steps. Also, our production managers regularly visit factories during peak production. Since we purchase finished goods from our manufacturers and have limited purchases of raw materials, we are able to reduce our raw materials inventory risk and limit the impact of fluctuations in commodity prices on our profitability. Our sourcing model enables us to reduce the capital expenditures and labor costs associated with maintaining an in-house manufacturing capability while taking advantage of lower cost, high-quality foreign production capacity, which contributes to our overall profitability.

•	Proven Management Team with Longstanding Connection to Target Market. Our senior management team has substantial experience as both boardsports apparel professionals and boardsports enthusiasts, providing valuable insight into the expectations of our consumers. Our President and Chief Executive Officer, Richard Woolcott, was a member of the United States Surfing Team, the National Scholastic Surfing Association, or NSSA, National Team and a sponsored athlete and surfing coach for Quiksilver. In 2003, Richard was awarded the Industry Achiever of the Year Award by the Surf Industry Manufacturers Association, or SIMA, and in 2004, Richard was inducted into the NSSA Hall of Fame. Prior to founding Volcom in 1991, Richard worked in the marketing and promotions department of Quiksilver. Our Vice President of Marketing, Troy Eckert, was a professional surfer, a member of the NSSA National Team and a sponsored athlete for Quiksilver before joining us. Richard and Troy, along with our Chief Operating Officer, Jason Steris, Chief Financial Officer, Doug Collier, and Vice President of Sales, Tom Ruiz, are all boardsports participants and have an average of approximately 12 years experience in our organization and an average of approximately 19 years experience in the boardsports apparel industry. As a result of our efforts, we were awarded the SIMA Manufacturer of the Year award in 2003 and 2005 and the SIMA Women’s Brand of the Year award in 2005. We believe the talent and passion of our management team is also reflected in the strong growth of our revenues and profitability.
Growth Strategy
       Our goal is to continue to build upon the strong consumer awareness, authentic reputation and differentiation of our brand in order to increase our revenues and profitability. Key elements of our growth strategy are as follows:

•	Expand the Reach of Our Brand. We plan to continue building and reinforcing the authenticity and credibility of our brand with boardsports participants and the larger market of consumers who associate themselves with the broader action sports youth lifestyle. We believe that our over 14 year history has provided us with the skills, experience and tools to expand the reach of our brand without losing touch with our boardsports heritage. By promoting our brand message, we seek to strengthen our connection with consumers and to increase demand for our products. These brand growth strategies include expanding and enhancing our multi-sport team rider program, sponsoring additional grassroots Volcom branded events, continuing to create distinctive advertising pieces and selectively opening branded retail stores in certain markets throughout the world using our profitable 126 La Brea Volcom branded retail store as a model. In that regard, we are currently assessing opening two to three additional Volcom branded retail stores in underserved markets in the United States.

•	Enhance Our Distribution. We intend to generate revenues and earnings growth by working with our existing retailers to increase sales of our products through Volcom designed in-store marketing displays and promotional events. By increasing the use of in-store racks, wall units and point of purchase materials, we enable retailers to create an environment consistent with the Volcom image and to display, stock and sell a greater volume of our products. We also expect to generate revenues and earnings growth as some of our existing retailers open additional store locations. In addition, we are selectively evaluating the addition of new retail accounts.

•	Focus on International Distribution. We believe that international distribution represents a substantial growth opportunity for us. We currently serve various international markets through licensing arrangements and distributors that work with retailers in their respective territories. One of our growth strategies is to assume direct control over our European operations when our licensing agreement in Europe expires on December 31, 2006. As part of our strategy we have, among other things, hired a new chief executive officer and chief financial officer for our European operations and, in October 2005, acquired the distributor of Volcom branded products in Switzerland. We believe assuming direct control over our operations in Europe will result in increased European revenues beginning in the second half of 2007.

•	Selectively Enhance and Expand Our Product Offerings. We intend to continue to develop and introduce innovative products such as Modulator Technology boardshorts and Zip-Tech outerwear that embody our high standards of design and performance. We also intend to allocate additional resources to the development and marketing of our boys category and our outerwear and boardshorts, which collectively represented only 15% and 16% of our product revenues in 2004 and the nine months ended September 30, 2005, respectively. We believe we can increase our market share with respect to these products. In addition, we plan to develop new product categories that can be sold through our current distribution channels.

Target Market
       We believe teens and young adults are the primary participants in boardsports and that this concentrated interest among teens and young adults represents a particularly appealing market given their spending habits on fashion-related apparel. According to Teenage Research Unlimited, an independent market research firm, spending by U.S. teens was projected to be $169 billion in 2004.
       According to Board-Trac, an independent market research firm, retail sales of skateboard, snowboard and surf/bodyboard apparel, equipment and accessories in the United States were estimated to be approximately $11.5 billion in 2003. We believe that action sports are a permanent and growing aspect of youth culture, reaching not only consumers who actually participate in an action sport, but also those who seek brands that fit a desired action sports image. We believe that events such as the Dew Action Sports Tour, the X Games, the inclusion of snowboarding as a medal event in the Winter Olympics and the national recognition of leading boardsport athletes have broadened general awareness of the action sports youth lifestyle.
Products
       We design and distribute an innovative collection of young mens and young womens clothing and accessories that we believe has a connection to the boardsports of skateboarding, snowboarding and surfing. Our products are created for participants in these sports, as well as those who affiliate themselves with the broader action sports youth lifestyle. All of our clothes and accessories are sold under the Volcom brand and typically retail at premium prices.
       We have four primary product categories: mens, girls, boys and snow. The principal products sold within these categories are:
       T-Shirts and Fleece. We believe our prints and designs distinguish our t-shirts and fleece from those of our competitors and are staple items for our consumers. The majority of these items display a distinctive art style, utilizing unique treatments, placements of screened images, designs and embroideries. On some of our t-shirts and fleece, we promote our Featured Artist Series, a program in which we work closely with boardsports athletes and relevant artists associated with our target market to design certain products. Most pieces prominently display the Volcom name or The Stone. The typical U.S. retail price for our t-shirts ranges from approximately $19 to $32, and from approximately $48 to $64 for our fleece.
       Tops, Jackets and Suits. Our knit and woven tops, casual jackets, blazers and suits are recognizable for their bold and creative styling. Many of our designs are built on traditional fashions, with a distinctive Volcom image or style feature that creates a distinguishing look our consumers have come to expect. The typical U.S. retail price for these items ranges from approximately $36 to $64 for knit and woven tops and approximately $50 to $190 for a casual jacket, blazer or suit.
       Bottoms. We design a variety of casual and dress pants, shorts and skirts. Our bottoms are generally made using cotton or cotton-blend fabrics. Our bottoms are designed to be both functional and distinctive and generally have one or more elements that provide a unique Volcom look. The typical U.S. retail price for our bottoms ranges from approximately $44 to $54 for shorts or skirts and approximately $50 to $70 for casual dress pants.
       Denim. We first introduced our Volcom brand jeans in 1993 and they have become one of our most popular product lines. The design and construction of our denim products is directly influenced by our skateboard team. We offer denim products in a variety of washes and fits to suit individual preferences for appearance and functionality. The typical U.S. retail price for our denim products ranges from approximately $50 to $125.
       Boardshorts. We introduced our boardshorts line in 1992. Our boardshorts are designed with input from our surf team and incorporate technical features such as welded seams, mesh paneling and enhanced waterproof zipper fly technology. Our boardshorts are known for their art inspired prints and unique embellishments. The typical U.S. retail price for our boardshorts ranges from approximately $40 to $64.
       Outerwear. Our outerwear products, which were introduced in 2000, consist of technically advanced jackets and pants that are designed to meet the demands of snowboarding and other outdoor winter sports. Our outerwear is designed with a number of technical features and fabrics and includes significant input from our snowboard team. Some of the technical aspects of our outerwear include taped and welded seam construction, waterproof zippers and our patent pending Zip-Tech jacket/pant connection system. We believe that our outerwear provides consumers with a distinctive mix of fashion and technical performance, which distinguishes it from many of our competitors’ products. The typical U.S. retail price for our outerwear ranges from approximately $100 to $290 for pants and approximately $140 to $445 for jackets.
       Accessories. We also sell a variety of accessories such as hats, wallets, ties, belts and bags to complement our clothing lines. The typical U.S. retail price for our accessories ranges from approximately $20 for hats to approximately $190 for large bags.
       Our product categories are offered in a variety of lines. Each of these lines has unique fashion and design characteristics that broaden the overall Volcom offering. We also partner with our team riders to design certain signature product styles, called Vco.Operative, such as the following:

•	denim styles designed in conjunction with team riders Geoff Rowley, Mark Appleyard, Ozzie Wright, Ryan Sheckler and Dustin Dollin;

•	a limited edition blazer designed and inspired by professional snowboarder and skateboarder Shaun White; and

•	the Bruce Irons Amphibulator boardshort, which includes high performance features inspired and tested by professional surfer Bruce Irons.
       We also generate revenues from the sale of music produced by our label, Volcom Entertainment, and films produced by Veeco Productions, our film production division.
Product Design
       We believe that our reputation for creativity and innovation enables us to design products that continuously evolve in style and functionality while remaining attractive to consumers in our target market and to our retail accounts. We have put in place design processes that we believe allow us to respond quickly to changing consumer tastes and preferences.
       We employ a 27-person design team located in our Orange County, California headquarters. This team is organized into groups that separately focus on our mens, girls, boys and snow categories. In addition to our in-house design team, each of our international licensees employs designers and merchandisers to create products that reflect local trends, while maintaining our brand image. Our in-house design team and designers from our international licensees generally meet several times each year to collaboratively develop designs that reflect fashion trends from around the world. Additionally, design teams for each product category participate in at least three trips per year to locations known for their influence on fashion and style, such as New York, Paris, London and Tokyo. Our domestic designers and those of our international licensees share the majority of our seasonal styles, resulting in a consistent look for Volcom products sold worldwide. We also involve our team riders and core retail accounts in the design process. We believe that team rider input adds to the style and functionality of our products and reinforces the credibility and authenticity of our brand. We also believe that involving our retailers provides us with additional insight into consumer preferences.
       Our design calendar is typically organized around four major seasons: spring/summer, fall, snow and holiday. As a result of the feedback gathered from our sponsored athletes and core retailers, we are able to incorporate new looks and features into each season’s product line. These changes range from evolutions within our basic product lines to creating new fashion-forward styles.
Manufacturing and Sourcing
       We generally contract for the manufacture of each of our product lines separately based on our fabric and design requirements. We do not own or operate any manufacturing facilities, and source our products from independently-owned manufacturers. Our apparel and accessories are generally purchased or imported as finished goods, and we purchase only a limited amount of raw materials. Our manufacturers operate facilities using advanced machinery and equipment, and we believe these manufacturers represent some of the strongest in their industry. In 2004 and the nine months ended September 30, 2005, we imported over 75% of our products from China, India and Mexico, with Asia Pacific manufacturers producing the majority of our imported products. Our t-shirts are screened in the United States, which has resulted in short lead times and has enabled us to react quickly to reorder demand from our retailers and distributors. In response to trade safeguards recently imposed by the U.S. government on imports from China, we are currently manufacturing less than our recent historical percentage of products in China.
       We have developed a sourcing process that allows us to maintain production flexibility and to avoid the capital expenditures and ongoing costs of operating an in-house manufacturing function. During 2004, we contracted for the manufacture of our products with approximately 30 foreign manufacturers. Approximately 52%, 19% and 5% of our total product costs during 2004 and 54%, 22% and 6% of our product costs for the nine months ended September 30, 2005 were derived from manufacturing operations in China, Mexico and India, respectively. We also contract with three domestic screen printers. Other than Ningbo Jehson Textiles and China Ningbo CIXI (Dragon Crowd), two of our manufacturers located in

China that accounted for 12% and 11% of our product costs during 2004, respectively, and for 13% and 12% of our product costs for the nine months ended September 30, 2005, respectively, no single manufacturer of finished goods accounted for more than 10% of our production expenditures during 2004 or the nine months ended September 30, 2005. We do not have any long-term contracts with our manufacturers, choosing instead to retain the flexibility to re-evaluate our sourcing and manufacturing decisions. We evaluate our vendors primarily on the quality of their work, ability to deliver on time and cost. Representatives from our design and production staff visit and formally assess our foreign contract manufacturers approximately six times per year. We also use the services of third parties to assist us in quality control and to ensure that our manufacturers are in compliance with applicable labor practices. These third parties generally perform periodic social compliance audits, provide regular quality inspections, monitor delivery deadlines and assess overall vendor performance. We believe that our commitment to quality control and our monitoring procedures are an important and effective means of maintaining the quality of our products and our reputation among consumers.
       We work directly with local sourcing agents aligned with foreign contract manufacturers to direct our production needs to factories that meet our quality and timing needs. We typically choose our manufacturers based on their expertise in specific product lines. Many of our manufacturers specialize in multiple product lines, allowing us to reallocate orders, if necessary, to manufacturers with whom we have established relationships. We believe this enhances the efficiency and consistency of our sourcing operations. In addition, we maintain relationships with numerous qualified manufacturers that are available to provide additional capacity on an as-needed basis. We regularly research, test and add alternate and back-up manufacturers to our network to ensure that we maintain a constant flow of products in order to meet the needs of our retailers and distributors. In addition, we source products with multiple vendors allowing for competitive pricing and manufacturing flexibility. Based on our historical experience with a wide range of manufacturers, we believe alternate manufacturing sources are available at comparable costs.
       We arrange for the production of a majority of our products primarily based on orders received. We have traditionally received a significant portion of our customer orders prior to placement of our initial manufacturing orders. We use these early season orders, and our experience, to project overall demand for our products in order to secure manufacturing capacity and to enable our manufacturers to order sufficient raw materials. We believe that our ability to effectively forecast seasonal orders, combined with our flexible sourcing model, limits our sourcing risk, increases our ability to deliver our products to our customers on time, helps us better manage our inventory and contributes to our overall profitability.
Distribution and Sales
       We seek to enhance our brand image by controlling the distribution of our products and selling to retailers that we believe merchandise our products in an environment that supports and reinforces our brand image. Our customer base as of September 30, 2005 included approximately 1,100 retail accounts that operate approximately 2,900 store locations. Our retail customers are primarily comprised of specialty boardsports retailers and several retail chains. Some of these include 17th Street Surf, Becker Surfboards, Fast-Forward, Froghouse, Hotline, Huntington Surf & Sport, IG Performance, K5 Board Shop, Laguna Surf & Sport, Nordstrom, Pacific Sunwear, Snowboard Connection, Sun Diego, Surfside Sports, Val Surf, West Beach and Zumiez. We encourage our retailers to maintain specific merchandise presentation standards. Our products are offered over the Internet through selected authorized online retailers. We operate one Volcom branded retail store, 126 La Brea, in Los Angeles, where we believe we can best carry our brand message directly to the consumer. We are currently assessing opening two to three additional Volcom branded retail stores in underserved markets in the United States. In addition to our retail accounts, we sell to distributors in Japan, Korea and Central America. We distribute our products directly in Canada.
       Our specialty retailers attract skateboarders, snowboarders and surfers who we believe have influence over fashion trends and demand for boardsports products. We focus on our relationships with these specialty retailers, as we believe they represent the foundation of the boardsports market. We collaborate with our specialty retailers by providing in-store marketing displays, which include racks, wall units and point-of-purchase materials that promote our brand image. We believe that these programs have enabled us to grow our sales within these accounts and will enable us to increase our floor space going forward. We also sponsor events and programs at our retailers such as autograph signings and boardsport demonstrations with our team riders. We believe that our relationships with our retailers are a critical element of our success.
       We maintain a national sales force of approximately 21 independent sales representatives. These representatives are compensated on a commission basis, which we believe provides them with strong incentives to promote our products. We are typically the exclusive apparel brand sold by these representatives, who may also sell complementary products, such as sunglasses or footwear, from other companies. For certain of our larger retail accounts and distributors, we manage the sales relationship in-house rather than using independent sales representatives.
       We employ an in-house sales team to serve international territories, such as Japan, Korea and Central America, which are not represented by one of our licensees. We currently have two employees dedicated to this effort who build and maintain relationships in those markets.
       In order to maintain sufficient inventories to meet the demands of our retailers, we typically pre-book orders in advance of delivery. None of our sales agreements with any of our customers provides for any rights of return. As is customary in our industry, we do approve returns on a case-by-case basis at our sole discretion to protect our brand and our image.
       We inspect, sort, pack and ship substantially all of our products, other than those sold by our licensees, from our distribution center located at our headquarters in Orange County, California. We distribute our products sold in Canada through a third-party distribution center located in Kamloops, British Columbia. All products received into these distribution centers are subject to our strict quality control standards, which include cross-referencing each style back to the pre-production and fit comments, which were made throughout the production cycle, reviewing design comments against product shipments, overall shipment inspection for water or other damage by our receiving department, and garment inspection and specification measurements by our quality control department.
Licensing
       We serve Europe, Australia, Brazil, South Africa and Indonesia through license agreements with five independent licensees. We have a 13.5% ownership interest in our Australian licensee, Volcom Australia. As of September 30, 2005, Volcom branded products sold by our licensees can be found in over 1,000 store locations in Europe, approximately 600 store locations in Australia, over 460 store locations in Brazil, approximately 100 store locations in South Africa and approximately 90 store locations in Indonesia.
       Our international license agreements grant our licensees exclusive, non-transferable rights to produce and sell specified Volcom branded products in their respective geographic areas. Our licensees pay us a specified royalty rate on their sales of these products. The license agreements require the licensee to follow our quality and design standards so that all products sold by licensees are consistent with the style, image, design and quality of other products we sell. We retain the right to require each licensee to discontinue selling any product that we believe does not meet our quality and design requirements. Each licensee is also required to provide us with samples of the Volcom branded products it intends to sell.
Our international license agreements expire as follows:

Licensee	Initial Expiration Date	Extension Termination Date

Europe	December 31, 2006	N/A
Australia	June 30, 2007	June 30, 2012
Brazil	December 31, 2008	December 31, 2013
South Africa	December 31, 2006	December 31, 2011
Indonesia	December 31, 2009	December 31, 2014

       We may assume responsibility for serving territories that are currently represented by our licensees in order to better control our international distribution and branding. We may accomplish this by acquiring some of our licensees as our license agreements expire or by establishing our operations abroad in anticipation of the expiration of our license agreements. We believe directly controlling our international distribution will result in increased international revenues and profitability. All of our license agreements, except our European license agreement, may be extended at the option of the licensee for an additional five-year term after the initial expiration of the agreement. We intend to establish our own operations in Europe once our licensing agreement with our European licensee, Volcom Europe, expires on December 31, 2006. As part of our strategy to take direct control of our European operations following the termination of the license agreement, we have, among other things, hired a new chief executive officer and chief financial officer for our European operations and, during October 2005, acquired the distributor of Volcom branded products in Switzerland.
Advertising and Promotion
       Our brand message blends elements of boardsports, fashion, art, music and film. We employ a multi-faceted advertising and promotion strategy. We do not use outside marketing agencies, and instead rely on our internal marketing and art departments to create our advertisements and manage our various grassroots programs. Our advertising and promotional strategy consists of athlete sponsorship, Volcom branded events, print advertisements, music, film, our featured artist series, our Volcom branded retail store at 126 La Brea in Los Angeles and online marketing programs.
Athlete Sponsorship
       We believe that sponsoring high profile skateboarding, snowboarding and surfing athletes, as well as supporting emerging talents, is an essential promotional tool to continue building our brand. We believe our association with top athletes builds brand equity and authenticity, and strengthens the link between our products and the aspirations of our target consumers. We seek credibility in our target market by maintaining a strong sponsorship presence in our three boardsports in order to differentiate us from our competitors. In the October 2005 issue of Transworld Business Magazine, an independent industry magazine that publishes periodic rankings of boardsports athletes based on the relative volume of editorial and advertising exposure they receive in various specialized boardsports publications, Volcom sponsored athletes, Mark Appleyard, Shaun White and Bruce Irons, held the top spots for exposure in skate, snow and surf, respectively.
       We sponsor domestic and international teams of leading athletes that wear our apparel, use our products and prominently display the Volcom brand and The Stone in competitions and other public appearances. We also produce films featuring our athletes, and support contests and other events in which our athletes promote our products. Some of our best-known athletes in each of our three boardsports include:

Skateboarding

•	Geoff Rowley — Geoff won the prestigious Thrasher Skater of the Year in 2001 and has been on the cover of many major skateboard publications.

•	Mark Appleyard — Mark was crowned the Transworld Street Skater of the Year in 2003, the Thrasher Skater of the Year in 2003 and won the Transworld Reader’s Choice Award for 2004.

•	Ryan Sheckler — Ryan turned professional in 2003 at the age of thirteen. Since turning professional, he has been crowned the overall winner of the Dew Action Sports Tour in the skateboard park event and the athlete of the year for the entire tour in 2005, placed first at the Vans Triple Crown in 2005, the Slam City Jam in Vancouver, Canada in 2003, the 2003 X Games Park Final, the Gravity Games in 2003 and the LG Action Sports Contest in 2004. He also placed second at the 2005 World Globe Cup. Ryan is featured in the 2005 version of Tony Hawk’s Underground video game.

•	Lauren Perkins — Lauren is a young skateboarder from Huntington Beach, California. She recently placed second at the Globe World Championship in Australia. Lauren was also recently featured on the cover of the women’s action sports magazine, SG.

Snowboarding

•	Shaun White — Shaun is one of the most versatile boardsport athletes in the world, performing at a championship level in both snowboarding and skateboarding. Shaun’s many achievements include: four-time X Games Champion, two-time Session-At-Vail Champion, Nippon Open Champion, Grand Prix in Lake Placid Champion, Air & Style Champion, Arctic Challenge Champion, U.S. Open Champion, and Vans Triple Crown Slopestyle and Super-Pipe Champion.

•	Terje Haakonsen — Terje’s championships include, among others, two-time Air & Style Champion, three-time U.S. Open Half-Pipe Champion, three-time International Snowboard Federation World Half-Pipe Champion, six-time Mt. Baker Banked Slalom Champion and five-time European Half-Pipe Champion.

•	Bjorn Leines — Bjorn placed fourth in Slopestyle at the 2005 X Games, won the 2003 Red Bull Heavy Metal, has twice been ranked second by Snowboarder magazine for Rider of the Year, is a featured rider in Xbox games Amped and Amped 2 and has been a Transworld Snowboarding magazine Reader’s Choice Award nominee.

•	Janna Meyen — Janna is a 2004 and 2005 X Games gold medalist and was crowned the 2004 Women’s Rider of the Year by Transworld Snowboarding magazine. Her abilities range from big mountain riding to halfpipe, slopestyle and handrails.

Surfing

•	Bruce Irons — Bruce is on his second year of the Association of Surfing Professionals, or ASP, World Championship Tour, or WCT. Bruce won the 2005 Eddie Aikau Big Wave Invitational at Waimea Bay in Hawaii and the Mr. Price Pro, a six-star WQS event. Bruce has also won the prestigious WCT Pipemasters event, held at the Banzai Pipeline on the North Shore of Oahu. Bruce has consistently been voted in the top ten of the annual Surfer Magazine readers’ choice poll and was voted ASP Rookie of the Year for the 2004 WCT season.

•	Dean Morrison — Dean is one of the best Australian surfers and is also on the ASP WCT. He won the WCT event at his home break at Snapper Rock, Australia in 2003. Dean has also been featured on many major magazine covers in Australia.

•	Claire Bevilacqua — Claire is in her first year on the women’s ASP WCT. Claire placed sixth in the 2004 World Qualifying Series and, most recently, Claire placed third in the 2005 Bells Beach, Australia WCT contest.
       We sponsor additional high profile boardsport athletes. Some of these athletes include Dustin Dollin, Rune Glifberg, Darrell Stanton, Caswell Berry, Wille Yli-Luoma, Seth Huot, Gigi Ruf, Gavin Beschen and Ozzie Wright.
       We have contractual relationships with our sponsored athletes whereby we compensate them for promoting our products. Sponsorship arrangements are typically structured to give our athletes financial incentives to maintain a highly visible profile. Our contracts typically grant us an unlimited license for the use of the athletes’ names and likenesses, and typically require the athletes to maintain exclusive association with our apparel. In turn, we agree to make cash payments to the athletes for various public appearances, magazine exposure and competitive victories while wearing our products. In addition to cash payments, we also generally provide limited free products for the athletes’ use, and fund some travel expenses incurred by sponsored athletes in conjunction with promoting our products. Certain of our sponsorship and promotion contacts with our athletes expire on December 31, 2005, but we expect to renew most of these contracts before that time.

Volcom Branded Events
       An important aspect of our marketing platform is our creation and support of grassroots skateboard, snowboard and surfing events in markets worldwide. We describe the driving philosophy behind many of these events as “Let The Kids Ride Free,” which we believe embodies our anti-establishment brand image. We believe that these events help our brand reach a wide audience within our target market. Hundreds of competitors and spectators typically attend these events.
       We run a separate contest series for each of skateboarding, snowboarding and surfing. These contests include the Wild in the Parks Skate Series, the Peanut Butter and Rail Jam Snow Series and the Totally Crustaceous Surf Series. These contests are held around the world both by us and by our international licensees. At these events, we emphasize fun and excitement for participants and fans. The contests are open on a first-come, first-served basis and entry is free, so amateurs and first time competitors can compete alongside professionals. Additionally, free beverages and food are often provided, along with giveaways from us and other companies.
       We organize, produce and manage these events through our internal marketing department, which is responsible for choosing venues, arranging sponsored athlete attendance, marketing and working at each contest. By promoting Volcom branded events throughout the year, we are able to collect consumer feedback and insight that, we believe, allows us to keep our brand connected to our target market and enables us to keep our products fresh and relevant.
Print Advertisements
       We place the majority of our print advertisements in boardsports magazines such as Thrasher, Transworld Skateboarding and Snowboarding, Snowboarder, Surfing and Surfer. We also advertise in fashion lifestyle magazines such as Anthem, Flaunt and Tokion. We combine athletes, lifestyle, innovative visual designs and our unique style into our advertisements. Our internal art department designs all of our advertisements, including most of those placed in international publications to support our licensees. We do not use outside advertising agencies. By maintaining complete creative control of our advertisements, we are able to ensure that our brand image remains consistent with our heritage and passion for action sports. We currently design and place approximately 30 different advertisements per month in publications that we believe effectively reach our target market.
Music
       We operate our own music label, Volcom Entertainment, which identifies and signs musical artists and produces and distributes CDs through our retail accounts, music retailers and online distribution channels. Some of our best-known artists include Pepper, a rock/reggae trio from Hawaii; Guttermouth, a punk band from Southern California; and ASG, a rock band from Wilmington, North Carolina. We believe that this component of our marketing platform provides us with a creative and artistic medium to connect with our target market and differentiates us from our competitors. As of September 30, 2005, our music label had distributed over 50 titles and sold over 250,000 units worldwide.
       While we currently generate modest revenues from sales of music, these products reinforce our brand image. To promote our music artists, we have operated “The Volcom Stage” since 1999 as part of the Vans Warped Tour, an annual music festival. We also operate and sponsor an annual music competition for unsigned rock bands called the “Band Joust.” Additionally, our bands play at tradeshows, account demonstrations and other Volcom events. We have entered into a distribution arrangement with WEA Rock LLC, pursuant to which ADA, a music distribution company owned by Warner Music Group, distributes our music. This arrangement provides us with a greater array of distribution options for our bands. We intend to continue to promote Volcom Entertainment as an enhancement to our brand.

Film
       We produce skateboarding, snowboarding and surfing films that feature our sponsored athletes through Veeco Productions, our film production division. We started this division in 1993, and believe that our films, like our music, are an integral part of our marketing and branding efforts, and may provide meaningful sales in the future.
       Veeco has produced over 15 films including Alive We Ride, The Garden, Subjekt: Haakonsen, Magnaplasm, Chichagof and The Bruce Movie. Our films have been critically acclaimed and have won awards such as Best Core Film at the X-Dance Film Festival, Best Cinematography for a Snow Movie at the Unvailed Band and Board Event, Surfer Magazine’s Video of the Year and Surfer Magazine’s Video Award for Best Performance by a Male Surfer (Bruce Irons — twice). In our films, we feature Volcom team riders such as Geoff Rowley, Shaun White, Terje Haakonsen and Bruce Irons wearing Volcom branded products, which emphasizes our boardsports heritage and close association with leading boardsports athletes. Our films are distributed to our retail customers, as well as music and video stores and rental chains. We have typically produced and distributed approximately one to two new films per year, and we are currently working on a snowboard film that we anticipate releasing in late 2006.
Featured Artist Series
       In 1995, we introduced the Volcom Featured Artist Series. This series was developed to showcase the artistic depth of our brand. We produce t-shirts and other products featuring the artwork of team riders, employees and other talented artists affiliated with us and the action sports community. The art created by our featured artists has been shown in art shows around the world, including exclusive exhibits at our 126 La Brea retail store in Los Angeles. The Volcom Featured Artist Series is important to our brand and differentiates us from our competition.
Retail
       We currently operate one Volcom branded retail store, 126 La Brea, in Los Angeles. We believe that operating a company-owned, branded retail store is an effective way for us to promote our products, athletes and brand image. The 126 La Brea store is currently profitable and is stocked with much of our product line, as well as limited edition goods only available in our store. Our 126 La Brea store regularly hosts events with our athletes, Volcom featured artists and musicians, which attract consumers and enable us to showcase our brand. The design and layout of the store, which includes an assortment of our apparel, art presentations, a music listening station with Volcom Entertainment titles and a Veeco Productions section with all of our film titles, exemplifies our philosophy of change and youth culture. We are evaluating a limited number of markets for future Volcom stores. We are currently assessing opening two to three Volcom branded stores in underserved markets in the United States. Our licensees currently operate Volcom branded retail stores in such places as Kuta Beach, Bali and Hossegor, France, which are two of the most famous surfing destinations in the world.
Online Marketing
       Our website, located at www.volcom.com, serves as an additional medium for us to communicate our brand message. Visitors to our website are able to view our full line of apparel and accessories, read news releases, learn about our team riders and view information about our Volcom branded events. Our website offers a directory of our traditional, store-based retailers and we sell our films and music direct to consumers on our website. We do not generally sell apparel on our website, other than certain Volcom Entertainment products, but we do provide links to select online retailers. As a means to further connect with our core consumers, we allow visitors to sign-up for email distribution of periodic news releases as well as updates on our product line, team riders and Volcom branded events. Information contained on our website does not constitute part of, nor is it incorporated into, this prospectus.

Employees
       We believe our employees are among our most valuable resources and have been an important part of our success. As of September 30, 2005, we had a total of 176 full-time employees, including 34 in sales and marketing, 25 in general and administration, 27 in design and development, 23 in manufacturing support and 46 in warehousing operations. We are not party to any labor agreements and none of our employees is represented by a labor union. We consider our relationship with our employees to be excellent and have never experienced a work stoppage.
Competition
       We compete globally with companies of various size and scale, many of whom are significantly larger than we are and have substantially greater resources than we have. We believe our most significant direct competitors currently include Quiksilver Inc., including the Quiksilver, Roxy and DC brands; Billabong International Limited, including the Billabong and Element brands; and Burton. We also compete with smaller companies that focus on one or more boardsport segments. The boardsports market is susceptible to rapid changes in consumer preferences, which could affect acceptance of our products.
       We compete primarily on the basis of successful brand management and recognition, marketing and product design, style, performance and quality. We believe that we compete favorably with our competitors on these bases, although because several of our competitors are public companies with greater resources than we have, they have been able to allocate these resources toward brand building and marketing programs that are greater in scope and size than ours. In order to further our success and continued growth we believe it will be necessary to:

•	maintain our reputation as a popular lifestyle brand among the skateboarding, snowboarding and surfing community and others who associate themselves with the action sports youth lifestyle;

•	continue to develop and respond to global fashion and lifestyle trends in our target market;

•	advance our brand as an authentic, “anti-establishment” brand while continuing to grow as a global business;

•	design stylish, high quality products at appropriate prices for our target market; and

•	continue to convey our lifestyle message to our target market worldwide.
Principal Customers
       As of September 30, 2005, our customer base included approximately 1,100 accounts that operated approximately 2,900 store locations and 11 distributors in international territories not serviced by one of our licensees. In 2003, 2004 and the nine months ended September 30, 2005, 40%, 44% and 46%, respectively, of our product revenues were derived from our five largest customers. Other than Pacific Sunwear, which accounted for 22%, 27% and 28% of our product revenues in 2003, 2004 and the nine months ended September 30, 2005, respectively, no single customer accounted for more than 10% of our product revenues during 2003, 2004 or the nine months ended September 30, 2005.
Credit and Collection
       We extend credit to our customers based on an assessment of a customer’s financial condition, generally without requiring collateral. To assist in the scheduling of production and the shipping of products within our snow category, we offer customers discounts for placing pre-season orders and extended payment terms for taking delivery before the peak shipping season. These extended payment terms increase our exposure to the risk of uncollectible receivables. However, throughout the year, we perform credit evaluations of our customers, and we adjust credit limits based on payment history and the customer’s creditworthiness. We continually monitor our collections and maintain a reserve for estimated credit losses based on our historical experience and any specific customer collections issues that are identified. While such credit losses have historically been within our expectations and reserves, we cannot assure you that we will continue to experience the same credit loss rates we have experienced in the past.
Imports and Import Restrictions
       We retain independent buying agents, primarily in China, Hong Kong, India and to a lesser extent in other foreign countries, to assist us in selecting and overseeing the majority of our independent third-party manufacturing and sourcing. These agents also monitor quota and other trade regulations in addition to facilitating our quality control function.
       Our products manufactured abroad are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. Under the provisions of the WTO Agreement on Textiles and Clothing, effective as of January 1, 2005, the United States and other WTO member countries have eliminated quotas on textiles and apparel-related products from WTO member countries, including China.
       On May 23, 2005, however, the United States Department of Commerce imposed temporary quotas on imports of three product categories (cotton knit shirts and blouses, cotton trousers and cotton man-made fiber underwear) from China that impact our business. These categories are now subject to quantity limitations. On May 27, 2005, the United States imposed temporary quotas on imports of four additional categories of textile and apparel goods from China (combed cotton yarn, men’s and boys’ cotton and man-made fiber shirts, not knit, man-made fiber knit shirts and blouses and fiber trousers) that impact our business. These categories are also now subject to quantity limitations. These quotas expire on December 31, 2005. However, on November 8, 2005 the United States and China announced an agreement to continue quotas on imports of certain of these and other categories of textile and apparel goods that impact our business through December 31, 2008, with slight increases in quantities each successive year. In response to these quotas, we are currently manufacturing less than our recent historical percentage of products in China and we anticipate that these quotas, so long as they remain in effect, will continue to force us to reduce the amount of these products we import from China. However, we do not expect the limitations on imports from China to materially affect our operations because we believe we will be able to meet our needs from countries not affected by the restrictions or tariffs or from domestic sources. We intend to closely monitor our sourcing in China to avoid disruptions. If we are unable to obtain sufficient product from countries not affected by the United States’ restrictions or tariffs or from domestic sources, or if the products we obtain from these other countries or domestic sources are of insufficient quality, it could materially adversely affect our gross margin and financial performance.
Trademarks
       We own the Volcom and Stone Design trademarks and various combinations of these marks in approximately 100 countries around the world. Our trademarks, many of which are registered or subject to pending applications in the United States and other nations, are mainly for use on apparel and related accessories and for retail services. We also apply for and register our Volcom Entertainment and Veeco Productions trademarks in the United States and internationally mainly for use with our music and film products. We believe our trademarks and our other intellectual property are crucial to the successful marketing and sale of our products, and we attempt to vigorously prosecute and defend our rights throughout the world. Each trademark registered with the U.S. Patent and Trademark Office has a duration of ten years and is subject to an indefinite number of renewals for a like period upon appropriate application. Trademarks registered outside of the United States typically have a duration of between seven and fourteen years depending upon the jurisdiction and are also generally subject to an indefinite number of renewals for a like period upon appropriate application.
Management Information Systems
       We use an integrated software package called Full Circletm, which was implemented and is maintained by Innovative Systems, for substantially all of our operations. The Full Circletm package is specifically designed for apparel distributors and producers. This software package is used for stock keeping unit, or SKU, management and classification inventory tracking, purchase order management, merchandise distribution, automated ticket generation, general ledger functions, sales auditing, accounts payable management and integrated financial management. The system provides summary data for all departments and a daily executive summary report used by management to observe business and financial trends.
Properties
       Our executive, administrative, warehousing and distribution offices are located in Costa Mesa, California, where we lease 86,000 square feet of space pursuant to a lease that expires in July 2009 with an option to extend through July 2014. We believe that our current facility is adequate to meet our needs for at least the next twelve months.
Government Regulation
       Our products are subject to governmental health safety regulations in most countries where they are sold, including the United States, the European Union and Australia, as well as import duties and tariffs on products being imported into countries outside of the United States. In addition, we are subject to various state and Federal regulations generally applicable to similar businesses. We regularly inspect our production techniques and standards for compliance with applicable requirements including the Customs Trade Partnership Act Against Terrorism.
Litigation
       We are subject to various claims, complaints and legal actions in the normal course of business from time to time. We do not believe we have any currently pending litigation of which the outcome will have a material adverse effect on our operations or financial position.

MANAGEMENT
Executive Officers and Directors
       The following table sets forth certain information as of September 30, 2005, about our executive officers and directors.

Name	Age	Position

Richard R. Woolcott	39	President, Chief Executive Officer and Director
Douglas P. Collier	43	Chief Financial Officer, Secretary and Treasurer
Jason W. Steris	35	Chief Operating Officer
Tom D. Ruiz	44	Vice President of Sales
Troy C. Eckert	32	Vice President of Marketing
René R. Woolcott	73	Chairman of Board of Directors
Douglas S. Ingram(2)(3)	43	Director
Anthony M. Palma(1)(3)	44	Director
Joseph B. Tyson(1)	43	Director
Carl W. Womack(1)(2)	54	Director
Kevin G. Wulff(2)(3)	54	Director

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

(3)	Member of Nominating and Corporate Governance Committee.
       Richard R. Woolcott founded Volcom in 1991 and has served as a director and our President and Chief Executive Officer since our inception. Mr. Woolcott also served as our Chairman from inception until July 2000. From 1989 until 1991, he worked in the marketing and promotions department of Quiksilver, Inc., an NYSE-listed action sports company. From 1981 to 1989, he was a sponsored athlete for Quiksilver. Mr. Woolcott was inducted into the National Scholastic Surfing Association Hall of Fame in 2004 and was named the Surf Industry Manufacturers Association Individual Achiever of the Year in 2003. Mr. Woolcott was a member of the National Scholastic Surfing Association National Team from 1982 through 1985 and was selected as a member of the United States Surfing Team in 1984. He earned a B.S. in Business Administration from Pepperdine University.
       Douglas P. Collier has served as our Chief Financial Officer and Secretary since 1994. He has also served as our Treasurer since April 2005. From 1991 to 1994, Mr. Collier served as Controller at Mary Tyler Moore Studios. Mr. Collier was a Senior Tax Specialist with KPMG from 1987 to 1990. Mr. Collier is a licensed Certified Public Accountant. He earned a B.S. in Business Administration and an M.S. in Accounting from San Diego State University.
       Jason W. Steris has served as our Chief Operating Officer since 1998. From 1995 to 1998, he served as our National Sales Manager and from 1993 to 1995, he served as our Southern California Sales Representative. Prior to Mr. Steris joining us in 1993, he worked in retail for eight years with Laguna Surf & Sport in various positions, including store manager and buyer.
       Tom D. Ruiz has served as our Vice President of Sales since 1998. Prior to joining us, Mr. Ruiz was the Vice President of Sales and Marketing for Yaga Clothing from 1994 to 1998. From 1990 to 1994, he was owner and President of Bleick Jeans. Prior to forming Bleick Jeans, he held numerous sales positions with Quiksilver, Inc. from 1984 to 1990. Mr. Ruiz is a member of the board of directors of the Surf Industry Manufacturers Association.
       Troy C. Eckert was the third person to join us and has served as our Vice President of Marketing since January 2001. Prior to January 2001, he held the position of Marketing Director since 1994. Mr. Eckert joined us in 1991 as our main team rider and as a marketing assistant. In addition to his overall marketing duties, Mr. Eckert is charged with developing our skateboarding, snowboarding and surfing teams, our special events programs and co-developing Veeco Productions. He is a world class surfer and a three-time champion of the H2O Winter Classic combined surf/snow competition.
       René R. Woolcott has served as our Chairman since July 2000. From 1985 to the present, Mr. Woolcott has served as Chairman and President of Clarendon House Advisors, Ltd., a privately owned investment company. From 1976 to 1985, he was Chairman and Chief Executive Officer of Aronson Woolcott & Co., member of the New York Stock Exchange specializing in institutional equity research. From 1973 to 1976, he was President of Diebold Venture Capital. Thirty years ago, in 1975, Mr. Woolcott was enjoined from further violations of certain provisions of the Exchange Act and disgorged $6,500, representing profits he received from a purchase and sale of securities while allegedly in possession of material, non-public information. Mr. Woolcott did not admit or deny the allegations. From 1965 to 1973, he acquired control of Pacific Clay Products, a manufacturer of industrial clay building products, and created its parent, Pacific Holding Corp., where he was Chairman and Chief Executive Officer. Mr. Woolcott holds a B.S. summa cum laude from New York University and an M.B.A. from Harvard University.
       Douglas S. Ingram has served on our board of directors since June 2005. Mr. Ingram has been the Executive Vice President, General Counsel, Secretary and Chief Ethics Officer of Allergan, Inc., a NYSE-listed specialty pharmaceutical company, since October 2003. Prior to that, Mr. Ingram served as Allergan’s Corporate Vice President, General Counsel, Secretary and Chief Ethics Officer since July 2001. Prior to that, he was Allergan’s Senior Vice President and General Counsel since January 2001, and Assistant Secretary since November 1998. Prior to that, Mr. Ingram was Allergan’s Associate General Counsel from August 1998, Assistant General Counsel from January 1998 and Senior Attorney and Chief Litigation Counsel from March 1996. Prior to joining Allergan, Mr. Ingram was, from August 1988 to March 1996, an attorney with the law firm of Gibson, Dunn & Crutcher. Mr. Ingram received a B.A. from Arizona State University and a law degree from the University of Arizona. Mr. Ingram is a member of the Board of Directors of ECC Capital Corporation, an NYSE-listed mortgage lender.
       Anthony M. Palma has served on our board of directors since June 2005. Mr. Palma has been the President and Chief Executive Officer of Easton Sports, Inc., a privately held manufacturer, marketer and distributor of sports equipment, since July 1995. Prior to that, Mr. Palma served as Chief Financial Officer of Easton Sports, Inc. since 1993. Prior to joining Easton in 1993, Mr. Palma was an accountant with KPMG Peat Marwick from 1985 to 1993. Mr. Palma earned a B.S. in Accounting from California State University, Northridge.
       Joseph B. Tyson has served on our board of directors since June 2005. Mr. Tyson has been the Executive Vice President, Chief Financial Officer, Treasurer and Secretary of Pan Pacific Retail Properties, Inc., an NYSE-listed real estate investment trust, since October 1999. Prior to that, Mr. Tyson was Chief Financial Officer of The Allen Group, a San Diego based real estate company, from 1998 until 1999. Prior to 1998, Mr. Tyson was with Heitman Financial Ltd. for 11 years serving in various capacities including Senior Vice President and as a member of the firm’s Executive Committee. Mr. Tyson became licensed as a Certified Public Accountant during his tenure with PricewaterhouseCoopers from 1984 to 1987 in New York.
       Carl W. Womack has served on our board of directors since June 2005. Mr. Womack served as the Senior Vice President and Chief Financial Officer of Pacific Sunwear of California, Inc., a Nasdaq-listed apparel retailer, from 1994 until his retirement in October 2004. He served as Vice President of Finance and Chief Financial Officer of Pacific Sunwear from May 1986 to September 1994. He served as Secretary of Pacific Sunwear from November 1992 to October 2004. Prior to joining Pacific Sunwear, Mr. Womack served in several positions in public and private accounting. Mr. Womack earned a B.S. in Business Administration and Accounting from California State University, Northridge.
       Kevin G. Wulff has served on our board of directors since June 2005. Mr. Wulff has been the President and Chief Executive Officer of American Sporting Goods Corp., a privately held manufacturer, marketer and distributor of shoes and apparel under the AND 1, Avia, Ryka, Turntec, Nevados and NSS brands, since March 2005. Prior to that, Mr. Wulff served as Vice President, Business Development and

Sports Marketing for Adidas America from 2003 to January 2005. From October 2001 to March 2003, Mr. Wulff served as Chairman and Chief Executive Officer of the Women’s Tennis Association. From June 2000 to October 2001, he served as Senior Vice President/ General Manager — Emerging Business and Subsidiaries for Nike, Inc. From 1998 to June 2000, Mr. Wulff served as Senior Vice President/ General Manager — USA for Nike, Inc. From 1997 to 1998, he served as Vice President/ General Manager — Americas for Nike, Inc. He served as the President of Nike Canada from 1994 to 1997 and General Manager of Nike, Inc. from 1993 to 1994. Prior to joining Nike, Inc. in 1993, he served in various capacities with Miller Brewing Company from 1987 to 1993. Mr. Wulff holds a B.S. in Social Science, Business and Physical Education from the University of Northern Iowa.
Composition of the Board of Directors
       Our bylaws provide that our board of directors shall consist of between two and nine members, with the exact number of directors to be determined by resolution of the board of directors. Our board of directors currently consists of seven members. After review of all the relevant transactions or relationships between each director (and his family members) and us, our senior management and our independent registered public accounting firm, our board of directors affirmatively determined that all but two of our directors, René Woolcott and Richard Woolcott, are independent directors under the applicable listing standards of Nasdaq and the rules of the SEC. We expect that our independent directors will hold at least two executive sessions per year.
       The members of our board of directors will be elected annually by our stockholders. Our directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Executive officers are appointed by and serve at the direction of our board of directors. Our President and Chief Executive Officer, Richard Woolcott, is the son of our Chairman, René Woolcott. There are no other familial relationships between our executive officers and our directors.
Committees of the Board of Directors
       We have established an Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee charters are available on our website, www.volcom.com, under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.
Audit Committee
       Our Audit Committee consists of three directors, Messrs. Tyson (Chairman), Palma and Womack. Each of these directors is independent as defined by the applicable rules of the Nasdaq and SEC. Each member of the Audit Committee meets the financial literacy and experience requirements of the applicable SEC and Nasdaq rules. Mr. Tyson serves as the chairperson of the Audit Committee and Messrs. Tyson and Womack are each an “audit committee financial expert” under applicable SEC rules. Our independent auditors and our internal finance personnel regularly meet privately with and have unrestricted access to our Audit Committee. We have adopted an Audit Committee charter intended to satisfy applicable SEC and Nasdaq rules.
       Our Audit Committee charter requires that the Audit Committee oversee our corporate accounting and financial reporting processes. The primary duties of our Audit Committee are to, among other things:

•	evaluate our independent auditors’ qualifications, independence and performance;

•	determine the engagement and compensation of our independent auditors;

•	approve the retention of our independent auditors to perform any proposed, permissible non-audit services;

•	monitor the rotation of partners of the independent auditors on our engagement team as required;

•	review our consolidated financial statements;

•	review our critical accounting policies and estimates;

•	meet with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	establish procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters;

•	review on an ongoing basis and approve related party transactions;

•	prepare the reports required by the rules of the SEC to be included in our annual proxy statement; and

•	discuss with our management and our independent auditors the results of our annual audit and the review of our quarterly consolidated financial statements.
Compensation Committee
       Our Compensation Committee consists of three directors, Messrs. Womack (Chairman), Ingram and Wulff. Each of these directors is independent under Nasdaq rules and qualifies as a non-employee director and an outside director for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 162(m) of the Code, respectively. We have adopted a Compensation Committee charter, which outlines the Compensation Committee’s primary duties to include, among other things:

•	establishing overall employee compensation policies and recommending to our board of directors major compensation programs;

•	reviewing and approving the compensation of our corporate officers and directors, including salary and bonus awards;

•	administering our various employee benefit, pension and equity incentive programs;

•	reviewing executive officer and director indemnification and insurance matters;

•	managing and reviewing any employee loans; and

•	preparing an annual report on executive compensation for inclusion in our proxy statement.
Nominating and Corporate Governance Committee
       Our Nominating and Corporate Governance committee consists of three directors, Messrs. Ingram (Chairman), Palma and Wulff. Each of these directors is independent under Nasdaq rules. We have adopted a Nominating and Corporate Governance Committee charter which outlines the Nominating and Corporate Governance Committee’s primary duties to include, among other things:

•	establishing standards for service on our board of directors and nominating guidelines and principles;

•	identifying individuals qualified to become members of our board of directors and recommending director candidates for election to our board of directors;

•	considering and making recommendations to our board of directors regarding its size and composition, committee composition and structure and procedures affecting directors;

•	establishing policies regarding the consideration of any director candidates recommended by our stockholders, and the procedures to be followed by stockholders in submitting such recommendations;

•	evaluating and reviewing the performance of existing directors; and

•	monitoring our corporate governance principles and practices and making recommendations to our board of directors regarding governance matters, including our certificate of incorporation, bylaws and charters of our committees.
Code of Ethics and Business Conduct
       Our board of directors has adopted a code of ethics and business conduct that applies to all of our employees, executive officers and directors. Our code of ethics and business conduct is posted on our website, www.volcom.com, under the Investor Relations section. We intend to disclose future amendments to certain provisions of our code of ethics and business conduct, or waivers of such provisions, applicable to our directors and executive officers, at the same location on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.
Compensation Committee Interlocks and Insider Participation
       Prior to our initial public offering, we did not have a formal compensation committee or other board committee performing equivalent functions. During 2004, René Woolcott and Richard Woolcott participated in deliberations concerning our executive officer compensation. Carl Womack joined our board of directors in June 2005 and is a member of our compensation committee. Prior to joining us he served as the Senior Vice President and Chief Financial Officer of Pacific Sunwear of California, Inc., from 1994 until his retirement in October 2004. During 2004 and the nine months ended September 30, 2005, our sales to Pacific Sunwear represented approximately 27% and 28%, respectively, of our product revenues.
       None of the current members of our compensation committee has at any time been one of our executive officers or employees or an executive officer or employee of our subsidiary. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or had one or more executive officers serving on our board of directors or our compensation committee.
Director Compensation
       Any member of our board of directors who is also an employee does not receive any additional compensation for serving on our board of directors. Our non-employee directors receive an annual retainer of $12,000, payable in monthly installments, and following our initial public offering completed in July 2005 received an initial option to purchase 5,000 shares of our common stock at $19.00 per share, the fair market value on the date of grant, 100% of which will vest on December 15, 2005. An additional annual retainer of $2,000 is paid to each committee chairperson. Annual service for this purpose relates to the approximate 12-month period between annual meetings of our stockholders. A prorated annual retainer is paid to any person who becomes a committee chair or a lead independent director on a date other than the date of the annual meeting of our stockholders. We will also pay our non-employee directors a fee of $1,000 for attending a board meeting in person, plus reimbursement of reasonable travel expenses in connection with attending board meetings, and $500 for attending a board meeting via teleconference. Additionally, we pay each non-employee director who is a member of a committee $500 for attending a committee meeting in person, plus reimbursement of reasonable travel expenses in connection with attending committee meetings, and $500 for attending a committee meeting via teleconference.

Limitation on Liability and Indemnification Matters
       Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Our amended and restated bylaws provide that we will indemnify our directors and executive officers to the fullest extent permitted by Delaware law. Under current Delaware law, a director’s liability to us or our stockholders may not be limited:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or involving intentional misconduct;

•	for knowing violations of law;

•	for any transaction from which the director derived an improper personal benefit;

•	for improper transactions between the director and us; and

•	for improper distributions to stockholders and loans to directors and officers.
       We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or executive officer. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Currently, there is no pending litigation or proceeding involving any of our directors or executive officers for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification. We currently have directors’ and officers’ liability insurance.
Executive Compensation
       The following table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer and our four other most highly compensated executive officers whose annual salary and bonus exceeded $100,000 for services rendered in all capacities to us during 2004. These five officers are referred to as the named executive officers in this prospectus. In accordance with the rules of the SEC, the compensation described in this table does not include medical, group life insurance or other benefits received by the named executive officers that are available generally to all of our salaried employees and certain perquisites and other personal benefits received by the named executive officers, which do not exceed the lesser of $50,000 or 10% of any such officer’s salary and bonus disclosed in this table.

	Annual Compensation
			All Other
Name and Principal Position(s)	Salary	Bonus	Compensation(1)

Richard R. Woolcott	$240,000	$246,727	$780
President and Chief Executive Officer
Douglas P. Collier	160,000	246,727	780
Chief Financial Officer, Secretary and Treasurer
Jason W. Steris	160,000	246,727	780
Chief Operating Officer
Tom D. Ruiz	160,000	170,000	780
Vice President of Sales
Troy C. Eckert	135,000	27,000	780
Vice President of Marketing

(1)	Consists of matching contributions by us under our 401(k) plan.

Stock Option Grants in 2004
       We did not grant any stock options or stock appreciation rights to the named executive officers during 2004.
Aggregated Option Exercises in 2004 and 2004 Year-End Option Values
       The named executive officers did not exercise or hold any unexercised stock options or stock appreciation rights during 2004.
Employment Contracts, Termination of Employment and Change-in-Control Agreements
       We do not currently have employment agreements with any of our named executive officers.
Employee Benefit Plans
Volcom 2005 Incentive Award Plan
       2005 Plan. In June 2005, our board of directors adopted and our stockholders approved our 2005 Incentive Award Plan, sometimes referred to in this prospectus as the 2005 Plan. The principal purpose of the 2005 Plan is to promote our success and enhance our value by linking the personal interests of our directors, employees and consultants to those of our stockholders. The 2005 Plan is further intended to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2005 Plan provides for a variety of such awards, including non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Code), stock appreciation right awards, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, performance share awards, performance stock unit awards, performance bonus awards, stock payment awards, performance-based awards and other stock-based awards.
       Share Reserve. A total of 2,300,000 shares of our common stock have been reserved for issuance under the 2005 Plan. As of September 30, 2005, options to purchase 576,000 shares of our common stock were outstanding under the 2005 Plan, and an additional 1,693,474 shares of our common stock were available for future awards under the 2005 Plan.
       The number of shares of common stock reserved for issuance under our 2005 Plan will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2006, by an amount equal to 2% of the total number of shares of common stock outstanding on the last trading day in December of the preceding calendar year, but in no event will any such annual increase exceed 750,000 shares. In addition, no participant in our 2005 Plan may be granted awards for more than 500,000 shares of common stock during any rolling three-year period (measured from the date of any grant). Certain employees — those whose compensation in the year of grant is, or in a future year may be, subject to the limitation on deductibility under Section 162(m) of the Code — may not receive performance awards payable in the form of a cash bonus in excess of $1.0 million with respect to any calendar year.
       The following counting provisions are in effect for the share reserve under the 2005 Plan:

•	to the extent that an award terminates, expires or lapses for any reason, any shares subject to the award at such time will be available for future grants under the 2005 Plan;

•	to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2005 Plan, such tendered or withheld shares will be available for future grants under the 2005 Plan; and

•	to the extent permitted by applicable law or Nasdaq listing standard, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2005 Plan.

       Administration. The 2005 Plan is generally administered by the compensation committee of our board of directors, which consists of two or more members of our board of directors, each of whom qualifies as a non-employee director as defined in Rule 16b-3(b)(3) of the Exchange Act and an outside director within the meaning of Section 162(m) of the Code. However, our board of directors serves as the administrator of the 2005 Plan with respect to awards granted to independent directors and, in addition, may assume authority for the general administration of the 2005 Plan at any time. Acting in its capacity as the plan administrator of the 2005 Plan, the compensation committee (or the board of directors, if applicable) has the power to interpret the 2005 Plan and to adopt such rules for the administration, interpretation and application of the 2005 Plan according to its terms. To the extent permitted by applicable law and Nasdaq listing standards, the compensation committee (or the board of directors, if applicable) may also delegate to one or more members of our board of directors or one or more of our officers the power, among other things, to designate which of our non-officer employees shall receive stock awards, and the number of shares of our common stock that will be subject to each award, subject to a maximum aggregate number of shares specified by our board of directors or the compensation committee at the time the delegation to the director(s) or officer(s) is made.
       Grant of Awards. Certain employees, consultants and directors are eligible to be granted awards under the 2005 Plan. The compensation committee, the board of directors, in certain cases, or an officer to whom the compensation committee or the board of directors has delegated authority, will determine:

•	which employees, consultants and directors are to be granted awards;

•	the type of award granted;

•	the number of shares subject to the awards; and

•	the terms and conditions of such awards, consistent with the 2005 Plan.
       Limitation on Incentive Stock Option Treatment. Only our employees and employees of any of our subsidiary corporations may be granted incentive stock options. Even if an option is designated as an incentive stock option, the total fair market value of shares (determined as of the respective date or dates of grant) for which one or more options granted to an employee by us (including all options granted under the 2005 Plan and all other option plans of ours or any of our affiliates) may for the first time become exercisable as an incentive stock option during any one calendar year may not exceed $100,000. To the extent this limit is exceeded, the options granted will be non-qualified stock options.
      Stock Option Exercise Prices. The plan administrator will set the per share exercise price of stock options granted under the 2005 Plan, provided that the per share option exercise price will in no event be less than 100% of the fair market value of shares of our common stock on the grant date and, with respect to an incentive stock option granted to any individual who, at the date of grant, owns stock possessing more than 10% of the total combined voting power of all classes of our capital stock, shall not be less than 110% of the fair market value of shares of our common stock on the grant date.
      Expiration of Stock Options. The term of an option is set by the plan administrator, subject to the following conditions: (1) no option term shall be longer than ten years from the date of grant; and (2) the option term for an incentive stock option granted to a person owning more than 10% of the total combined voting power of all classes of our capital stock shall not exceed five years from the date of grant.
      Other Equity Awards. In addition to stock options, the plan administrator may also grant to certain employees, consultants and directors, stock appreciation right awards, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, performance share awards, performance stock unit awards, stock payment awards, performance-based awards and other stock-based awards, with such terms and conditions as the plan administrator may establish, subject to the terms of the 2005 Plan. Such awards may be settled in cash, stock or a combination thereof.

      Performance Bonus Awards. The 2005 Plan also allows us to provide cash-based performance bonus awards. The terms and conditions of any performance bonus awards granted under the 2005 Plan will be established by the plan administrator.
      Adjustments of Awards. In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2005 Plan or any awards under the 2005 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the plan administrator will have the authority in its sole discretion to appropriately adjust:

•	the aggregate number and type of shares subject to the 2005 Plan;

•	the terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2005 Plan.
       In addition, in the event of any transaction or event described in the immediately preceding paragraph or in the event of certain other unusual or nonrecurring transactions or events affecting us or any of our affiliates, the plan administrator may, in its sole discretion and subject to the terms of the 2005 Plan, take one or more of the following actions in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the 2005 Plan or with respect to any award under the 2005 Plan:

•	provide for either termination of any award in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the holder’s rights or the replacement of an award with other rights or property;

•	provide that an award be assumed by the successor or survivor corporation, a parent or subsidiary thereof, or be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

•	adjust the number and type of shares of our common stock (or other securities or property) subject to outstanding awards, and the number and kind of outstanding shares of restricted stock or deferred stock and/or the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

•	provide that an award shall be exercisable, payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the 2005 Plan or the applicable award agreement; and

•	provide that the award cannot vest, be exercised or become payable after such an event.
       Amendment and Termination. Our board of directors or the committee (with board approval) may terminate, amend, or modify the 2005 Plan at any time and from time to time. However, we must generally obtain stockholder approval:

•	to increase the number of shares available under the 2005 Plan (other than in connection with certain corporate events, as described above);

•	to grant options with an exercise price that is below 100% of the fair market value of shares of our common stock on the grant date;

•	to extend the exercise period for an option beyond ten years from the date of grant; or

•	to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).
       Notwithstanding anything in the 2005 Plan to the contrary, absent approval of our stockholders, no option may be amended to reduce the per share exercise price of the shares subject to such option below the per share exercise price of such option on the grant date, and no option may be granted in exchange for, or in connection with, the cancellation or surrender of an option having a higher per share exercise price. Except in relation to Section 409A of the Code, no termination, amendment, or modification of the 2005 Plan shall adversely affect in any material way any previously granted award without the participant’s prior written consent.
       Effective and Expiration Date. The 2005 Plan became effective on June 14, 2005, the date the 2005 Plan was approved by our stockholders. The 2005 Plan will expire on, and no option or other award may be granted pursuant to the 2005 Plan after June 9, 2015. Any award that is outstanding on the expiration date of the 2005 Plan will remain in force according to the terms of the 2005 Plan and the applicable award agreement.
       Section 162(m) of the Code. Under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent certain executive officers individually receive total compensation (including, but not limited to, such individual’s base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) exceeding $1.0 million (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, the deduction limit under Section 162(m) does not apply to certain “performance-based” compensation. In general, compensation is considered “performance-based” if it is paid based upon the attainment of objective financial performance goals established by an independent compensation committee pursuant to business criteria disclosed to, and approved by, the stockholders of the corporation. In addition, stock options and stock appreciation rights will satisfy the “performance-based” exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period of time and the compensation is based solely on an increase in the stock price after the grant date (i.e., the exercise price is greater than or equal to the fair market value of the stock subject to the award on the grant date). The 2005 Plan is structured in a manner that is intended to provide the committee with the ability to provide awards that satisfy the requirements for “performance-based” compensation under Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us. In addition, to the extent that the plan was adequately disclosed in the prospectus for our initial public offering, the regulations under Section 162(m) set forth a transitional rule generally providing that the deduction limit does not apply to any compensation plan that existed before the corporation became publicly held. The transitional rule may be relied on for grants made under the 2005 Plan prior to the earliest of:

•	the expiration of the plan;

•	the material modification of the plan;

•	the issuance of all stock and other compensation that has been allocated under the plan; or

•	the first meeting of our stockholders at which directors are to be elected that occurs after the close of the third calendar year following 2005, which is the calendar year in which our initial public offering occured.
       We filed with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2005 Plan, which registration statement has become effective.

       401(k) Plan. Effective January 1, 1999, we adopted an employee savings and retirement plan covering all of our employees that is intended to qualify under Section 401(k) of the Code, so that the contributions by our employees will be deductible when made and income earned on plan contributions are not taxable to the employees until withdrawn. The 401(k) plan was subsequently amended on January 1, 2004. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation on a pre-tax basis by up to the statutorily prescribed annual limit ($14,000 for calendar year 2005) and have the amount of the reduction contributed to the 401(k) plan. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the 401(k) plan’s trustee at the direction of the employee. We may make matching or additional contributions to the 401(k) plan in amounts to be determined by our board of directors, which contributions, if any, will be deductible by us when paid.

RELATED PARTY TRANSACTIONS
Consulting Arrangement
       Since July 1, 2005, our Chairman, René Woolcott, has been paid as one of our executives with an annual salary of $100,000. Prior to that time, Mr. Woolcott provided business and management services to us on a consulting basis through Clarendon House Advisors, Ltd., of which Mr. Woolcott is the Chairman and President. We paid Clarendon House $306,727, $201,352 and $148,109 in 2004, 2003 and 2002, respectively. We believe the payments for these services were reasonable and no less favorable to us than terms that would have been obtainable from an unaffiliated third party.
Indemnification Agreements
       We have entered into indemnification agreements with our executive officers and directors containing provisions that may require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as executive officers or directors. See “Management — Limitation on Liability and Indemnification Matters” for more information regarding indemnification of our executive officers and directors.
Other Relationships
       Carl Womack joined our board of directors in June 2005 and is a member of our compensation committee. Prior to joining us he served as the Senior Vice President and Chief Financial Officer of Pacific Sunwear of California, Inc., from 1994 until his retirement in October 2004. During 2004 and the nine months ended September 30, 2005, our sales to Pacific Sunwear represented approximately 27% and 28%, respectively, of our product revenues.

PRINCIPAL AND SELLING STOCKHOLDERS
       The following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 31, 2005 and as adjusted to reflect the sale of shares of our common stock in this offering, with respect to:

•	each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders.
       Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by such stockholder. Percentage of ownership is based on 24,214,120 shares of common stock outstanding on October 31, 2005. The number of shares of common stock outstanding used in calculating the percentage for each listed person and entity (and for all executive officers and directors as a group) includes common stock underlying options held by that person or entity (or by all executive officers and directors as a group, as the case may be) that are exercisable within 60 days of October 31, 2005, but excludes common stock underlying options held by any other person or entity.
       This table assumes no exercise of the underwriters’ over-allotment option. Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o Volcom, Inc. 1740 Monrovia Avenue, Costa Mesa, California, 92627.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to this Offering			After this Offering(8)
			Shares Being
Name	Number	Percentage	Offered(7)(8)	Number	Percentage

Five Percent Stockholders
Malcolm Trust(1)	4,761,344	19.7%				%
The McElroy Family Trust(2)	1,262,534	5.2%				%
Executive Officers and Directors
Richard R. Woolcott	4,986,577	20.6%				%
Douglas P. Collier(3)	564,324	2.3%				%
Jason W. Steris	233,192	1.0%				%
Tom D. Ruiz(4)	94,957	*			*
Troy C. Eckert	209,872	*			*
René R. Woolcott	4,516,344	18.7%				%
Douglas S. Ingram(5)	5,000	*	—	5,000	*
Anthony M. Palma(5)	5,000	*	—	5,000	*
Joseph B. Tyson(5)	5,000	*	—	5,000	*
Carl W. Womack(5)	5,000	*	—	5,000	*
Kevin G. Wulff(5)	5,000	*	—	5,000	*
All executive officers and directors as a group (12 persons)	10,630,266	43.9%				%

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to this Offering			After this Offering(8)
			Shares Being
Name	Number	Percentage	Offered(7)(8)	Number	Percentage

Other Selling Stockholders
The Collier Family Trust(3)	564,324	2.3%				%
Terje Haakonsen	372,264	1.5%				%
Tucker Hall	1,070,351	4.4%				%
Neil Harrison	209,872	*			*
Morrison 1997 Charitable Remainder Trust(6)	100,000	*			*
Morrison Family Trust(6)	366,384	1.5%				%

*	Less than 1% of the outstanding shares of common stock.

(1)	James M. Peters, Jr. is the Trustee of the Malcolm Trust, and as Trustee, has sole voting and sole investment power with respect to these shares. Stephanie Kwock is the Trustor of the Malcolm Trust, and as Trustor, has the right to acquire beneficial ownership of these shares pursuant to her power to revoke the Malcolm Trust. The address for the Malcolm Trust is 3 San Joaquin Plaza, Suite 215, Newport Beach, California 92660.

(2)	Thomas P. McElroy and Sarah J. McElroy are the Trustees of The McElroy Family Trust, and as Trustees, have shared voting and shared investment power with respect to these shares. The address for The McElroy Family Trust is 69 Cape Andover, Newport Beach, California 92660. Mr. McElroy served on our board of directors from our formation until February 2004, and was our Vice President, Chief Brand Officer from September 2003 to July 2004.

(3)	Represents shares held by The Collier Family Trust. Douglas Collier is the Co-Trustee of The Collier Family Trust, and as Co-Trustee, has voting and dispositive power with respect to these shares.

(4)	Includes 25,000 shares subject to options exercisable within 60 days of October 31, 2005.

(5)	Includes 5,000 shares subject to options exercisable within 60 days of October 31, 2005.

(6)	Richard H. Morrison and Laurie C. Morrison are the Trustees of the Morrison 1997 Charitable Remainder Trust and the Morrison Family Trust and have voting and dispositive power with respect to these shares.

(7)	Seven of the selling stockholders, Douglas P. Collier, Jason W. Steris, Tom D. Ruiz, Troy C. Eckert, Richard R. Woolcott, René Woolcott, and the Malcolm Trust are currently affiliates of Volcom. As such, any of them may be deemed to be, under interpretations of the SEC, an “underwriter” within the meaning of Section 2(11) of the Securities Act. In determining whether or not a selling stockholder is an affiliate of Volcom, we have assumed that only our current directors, executive officers and holders of 10% or greater of our outstanding common stock may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for any other purpose.

(8)	Assumes that the underwriters’ over-allotment option is not exercised. Pursuant to the over-allotment option, the underwriters have the option to purchase up to an additional shares, shares and shares from Richard R. Woolcott, René R. Woolcott and the Malcolm Trust, respectively. In the event that the underwriters over-allotment option is exercised in full, then the number of shares being offered by Richard R. Woolcott, René R. Woolcott and the Malcolm Trust will increase by shares, shares and shares, respectively, and the number of shares beneficially owned by Richard R. Woolcott, René R. Woolcott and the Malcolm Trust after this offering will decrease to shares, shares and shares, respectively, or %, % and % respectively, of the shares to be outstanding immediately after this offering based on shares and, if applicable, options outstanding as of October 31, 2005.

DESCRIPTION OF CAPITAL STOCK
       Our authorized capital stock consists of 60,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, as amended, and amended and restated bylaws, and to the applicable provisions of the Delaware General Corporation Law.
Common Stock
       As of September 30, 2005, there were 24,214,120 shares of our common stock outstanding held by approximately 28 stockholders of record.
       Holders of our common stock are entitled to one vote, in person or by proxy, for each share held of record on all matters submitted to a vote of stockholders. Holders of our common stock are not entitled to cumulate their votes in the election of directors. All shares of our common stock rank equally as to voting and all other matters. The holders of our common stock are entitled to receive pro rata such lawful dividends when, if and as may be declared from time to time by our board of directors out of funds legally available for payment. However, such dividends would be subject to preferences that may be applicable to the holders of any outstanding shares of our preferred stock. In the event of a liquidation, dissolution or winding up of the affairs of our company, whether voluntary or involuntary, the holders of our common stock will be entitled to receive pro rata all of our assets remaining for distribution to our stockholders after payment of or provision for our debts and other liabilities and subject to the rights of the holders of any outstanding shares of our preferred stock. The shares of our common stock have no preemptive rights, and are not subject to any redemption or sinking fund provisions, under our amended and restated certificate of incorporation. The rights, powers and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights, powers, preferences and privileges of the holders of shares of any series of our preferred stock that we may designate and issue in the future.
Preferred Stock
       As of September 30, 2005, we had no shares of preferred stock outstanding. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences and rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights and preferences, conversion rights, voting rights, terms of redemption and liquidation rights and preferences, any or all of which may be greater than the rights of the common stock. Accordingly, our board of directors, without stockholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any shares of preferred stock following this offering.

Anti-takeover Effects of Certain Provisions of Delaware Law and Charter Provisions
Section 203 of the General Corporation Law of the State of Delaware
       In general, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
       In general, Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to certain exceptions;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of any class or series of its capital stock owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
       In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Certificate of Incorporation and Bylaw Provisions
       Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only a majority of our incumbent board of directors (which generally includes our current board of directors and any director elected, nominated or appointed by a majority of the then incumbent board) to fill vacant directorships. In addition, our amended and restated bylaws provide that the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees. Our amended and restated certificate of incorporation provides that directors may not be removed without cause and require action by the holders of at least 66 2/3% of the voting power of our capital stock entitled to vote at an election of directors to remove a director with cause.

•	No Cumulative Voting; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors or our president.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting or a special meeting of stockholders. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting or a special meeting of stockholders.

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

•	Bylaw Amendments. Stockholders will be permitted to amend our bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class. Our amended and restated certificate of incorporation authorizes our board of directors to modify, alter or repeal our bylaws.

•	Charter Amendments. Certain provisions of our amended and restated certificate of incorporation may not be amended or repealed without the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock, voting together as a single class, including provisions requiring the affirmative vote of at least 66 2/3% of the votes entitled to be cast by the holders of all outstanding shares of our capital stock then entitled to vote generally in the election of our directors, voting together as a single class, in order for stockholders to amend our by-laws; requiring the holders of at least 66 2/3% of the voting power of our capital stock entitled to vote at an election of directors to remove directors for cause; requiring a majority of the members of our incumbent board to fill vacancies on our board of directors; and providing that special meetings of stockholders may only be called by a majority of our board of directors, our chairman and our president.

National Market Listing
       Our common stock is quoted on the Nasdaq National Market under the symbol “VLCM.”
Transfer Agent and Registrar
       We have retained the services of U.S. Stock Transfer Corporation to act as our transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE
       Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of options, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.
       Upon the completion of this offering, we will have 24,214,120 shares of common stock outstanding based upon our shares outstanding as of September 30, 2005. No holders of our securities have the right to demand the filing of a registration statement under the Securities Act covering their shares of our common stock. Of the shares to be outstanding upon completion of this offering, a total of 10,390,625 shares, including 5,390,625 shares of common stock sold in our initial public offering and 5,000,000 shares of common stock sold in this offering (assuming no exercise of the underwriters’ over-allotment option), will be freely tradable without restriction under the Securities Act, unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act.
       The remaining 13,823,495 shares of common stock outstanding immediately after this offering are restricted securities as defined in Rule 144 under the Securities Act, and are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act. Substantially all of these shares of common stock are held by our executive officers, directors and the selling stockholders who are subject to the lock-up agreements described below that prohibit them from selling, subject to exceptions, shares of our common stock during the period beginning on and including the date of this prospectus through and including the date that is the 90th day after the date of this prospectus without the prior written consent of Wachovia Capital Markets, LLC. The 90-day lock-up period may be extended by up to an additional 34 days under certain limited circumstances described under “Underwriting — Lock-up Agreements.”
       As a result of the lock-up agreements and the provisions of Rule 144, 144(k) or 701 of the Securities Act, 13,823,495 shares of our common stock will be available for sale in the public market after this offering as follows:

•	shares are eligible for sale under Rule 144(k) as of the date of this prospectus; and

•	shares will be eligible for sale by our executive officers, directors and the selling stockholders under Rule 144 or Rule 144(k) upon expiration of the lock-up agreements beginning after 90 days after the date of this prospectus (unless otherwise extended under certain limited circumstances described under “Underwriting — Lock-up Agreements”).
Lock-up Agreements
       We, all of our directors and executive officers and the selling stockholders have agreed that, without the prior written consent of Wachovia Capital Markets, LLC, we and they will not, among other things, offer or sell any shares of our common stock during the period beginning on and including the date of this prospectus through and including the date that is the 90th day after the date of this prospectus, subject to certain exceptions. The 90-day lock-up period may be extended by up to an additional 34 days under certain limited circumstances described under “Underwriting — Lock-up Agreements.” Wachovia Capital Markets, LLC, may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares subject to the lock-up agreements.
Rule 144
       In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately 242,142 shares immediately after this offering); or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.
       Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and the availability of current public information about us.
Rule 144(k)
       Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding three months may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.                      shares of our common stock are currently eligible for resale under Rule 144(k); however,                     of such shares are subject to the lock-up agreements described above.
Rule 701
       Rule 701 generally allows a stockholder who purchased shares of our common stock prior to June 29, 2005 pursuant to a written compensatory plan or contract and who is not deemed to have been our affiliate during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.
       As of September 30, 2005, 2,287,611 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. All of these shares, however, are subject to lock-up agreements described above.
Stock Options
       As of September 30, 2005, options to purchase a total of 576,000 shares of common stock were outstanding under our 2005 Incentive Award Plan, none of which was then exercisable, and an aggregate of 1,693,474 additional shares of common stock were reserved and available for future award under our 2005 Incentive Plan plus scheduled annual increases in the number of shares reserved for issuance under the plan. On July 11, 2005, we filed a Form S-8 registration statement under the Securities Act to register all shares of common stock currently reserved for issuance under our 2005 Incentive Award Plan. This registration statement has become effective and, accordingly, shares of common stock underlying options, and any additional shares of common stock that may be issued pursuant to our 2005 Incentive Award Plan, subject to vesting restrictions and, in certain cases, the lock-up agreements described above, will be freely tradable under the Securities Act unless purchased by our affiliates.

UNDERWRITING
       Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters named below, and the underwriters named below, for whom Wachovia Capital Markets, LLC, is acting as sole book running manager and representative, have severally agreed to purchase from the selling stockholders, the respective number of shares of common stock appearing opposite their names below:

Underwriter	Number of Shares

Wachovia Capital Markets, LLC
D.A. Davidson & Co.
Piper Jaffray & Co.

Total	5,000,000

       The underwriters have agreed to purchase all of the shares shown in the above table if any of those shares are sold in this offering. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
       The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and conditions contained in the underwriting agreement including, among other items, the receipt of legal opinions from our counsel, the receipt of other customary closing documents, a certification from us as to certain matters and the absence of any objections from the National Association of Securities Dealers, Inc. with respect to the fairness and reasonableness of the underwriting terms.
       Commissions and Discounts. The underwriters have advised us that they propose to offer the shares of our common stock to the public at the public offering price appearing on the cover page of this prospectus and to certain dealers at that price less a concession of not more than $ per share, of which up to $          may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.
       The following table shows the public offering price, underwriting discount and proceeds, before expenses, to the selling stockholders, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

Total

Without
	Per Share	Option	With Option

Public offering price	$	$	$
Underwriting discount and commissions payable by the selling stockholders	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$
       We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $           million, which includes legal, accounting and printing costs and various other fees associated with registering our common stock. We have agreed to pay 50% of the expenses of the selling stockholders incurred in connection with this offering, other than underwriting discounts and commissions payable in respect of the shares sold by the selling stockholders.
       Over-Allotment Option. Some of the selling stockholders have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to a total of 750,000 additional shares of common stock at the public offering price per share less the underwriting discounts and commissions per share shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to conditions, to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by that underwriter as shown in the above table represents as a percentage of the total number of shares shown in that table.
       Indemnity. We and the selling stockholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
       Lock-up Agreements. We, all of our directors and executive officers and the selling stockholders, who collectively will hold approximately      % (or approximately           % if the underwriters’ over-allotment option is exercised in full) of the shares of our common stock to be outstanding immediately after this offering, based on shares outstanding as of September 30, 2005, have agreed that, without the prior written consent of Wachovia Capital Markets, LLC, we and they will not, during the period beginning on and including the date of this prospectus through and including the date which is 90 days after the date of this prospectus, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or by such director, officer or stockholders, as the case may be), including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any shares of our common stock, preferred stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock, preferred stock or other capital stock, or publicly announce an intention to effect any such transaction, subject to certain exceptions.
       Moreover, if:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or disclose material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, then the restrictions imposed by the preceding paragraph shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the disclosure of material news or the occurrence of the material event, as applicable.
       Wachovia Capital Markets, LLC, may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements described above. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.
       Stabilization. In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing common stock in the open market. In determining the source of common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of common stock compared to the price payable under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

       As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in this offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock.
       The foregoing transactions, if commenced, may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock.
       The underwriters have advised us that these transactions, if commenced, may be effected on the Nasdaq National Market or otherwise. Neither we nor any of the underwriters make any representation that the underwriters will engage in any of the transactions described above and these transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.
       Listing on the Nasdaq National Market. Our common stock is quoted on the Nasdaq National Market under the symbol “VLCM.”
       Other. The underwriters for this offering acted as underwriters for our initial public offering in June 2005.
CHANGE IN ACCOUNTANTS
       In December 2004, Moss Adams LLP declined to stand for election as our independent accountants. We engaged Deloitte & Touche LLP as our independent registered public accounting firm in January 2005. During the years ended December 31, 2002 and 2003, and through the date of its report contained in the prospectus, Moss Adams LLP did not have any disagreement with us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Moss Adams LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its report on our financial statements. The report of Moss Adams LLP on our consolidated financial statements as presented in this prospectus as of December 31, 2003 and for each of the two years in the period ended December 31, 2003 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. We did not consult with Deloitte & Touche LLP on any financial or accounting reporting matters in the period before its appointment.
LEGAL MATTERS
       The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California. Sidley Austin Brown & Wood LLP, San Francisco, California, will act as counsel for the underwriters.
EXPERTS
       The consolidated financial statements of Volcom, Inc. and subsidiary as of December 31, 2004, and for the year then ended, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
       The consolidated financial statements of Volcom, Inc. and subsidiary, formerly Stone Boardwear, Inc., as of December 31, 2003 and for the years ended December 31, 2002 and 2003, included in this prospectus, have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
       We have filed with the SEC a Registration Statement on Form S-1 (including the exhibits and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information regarding us and our shares of common stock to be sold in this offering, please refer to the registration statement.
       You may read and copy all or any portion of the registration statement or any other information that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the Registration Statement, are also available to you on the SEC’s website (www.sec.gov).
       We are subject to the information and reporting requirements of the Exchange Act, and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Volcom, Inc.
       We have audited the accompanying consolidated balance sheet of Volcom, Inc. and subsidiary (the “Company”) as of December 31, 2004 and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiary as of December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Costa Mesa, California
April 29, 2005 (June 16, 2005 as to the effects of the stock split described in Note 14)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Volcom, Inc.
       We have audited the accompanying consolidated balance sheet of Volcom, Inc. and subsidiary, formerly Stone Boardwear, Inc., (the “Company”) as of December 31, 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiary as of December 31, 2003 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.
/s/ Moss Adams LLP
Irvine, California
April 29, 2005 (June 16, 2005 as to the effects of the stock split described in Note 14)

VOLCOM, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	As of December 31,		As of
			September 30,
	2003	2004	2005

			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,079	$10,359	$65,687
Accounts receivable — net of allowances of $205 (2003), $378 (2004) and $826 at September 30, 2005 (unaudited)	9,932	16,680	27,781
Inventories	5,590	5,620	11,566
Prepaid expenses and other current assets	373	483	942
Deferred income taxes	10	9	540

Total current assets	20,984	33,151	106,516

Property and equipment — net	658	1,063	3,402
Investments in unconsolidated investees	901	1,627	298
Other assets	58	45	98

Total assets	$22,601	$35,886	$110,314

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,418	$4,893	$6,906
Accrued expenses and other current liabilities	833	1,132	3,026
Income taxes payable	81	—	4,466
Current portion of capital lease obligations	57	85	71

Total current liabilities	4,389	6,110	14,469

Long-term capital lease obligations	160	256	202
Deferred income taxes	8	18	121
Commitments and contingencies (Note 8)
Stockholders’ equity:
Common stock, $.001 par value — 60,000,000 shares authorized; 19,054,109 (2003), 19,170,705 (2004) and 24,214,120 at September 30, 2005 (unaudited), shares issued and outstanding	19	19	24
Additional paid-in capital	1,045	1,081	84,385
Retained earnings	16,815	28,133	11,113
Other comprehensive income	165	269	—

Total stockholders’ equity	18,044	29,502	95,522

Total liabilities and stockholders’ equity	$22,601	$35,886	$110,314

See the accompanying notes to consolidated financial statements.

VOLCOM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

				(Unaudited)
Revenues:
Product revenues	$56,302	$74,389	$110,601	$80,861	$116,259
Licensing revenues	833	1,877	2,574	1,956	2,477

Total revenues	57,135	76,266	113,175	82,817	118,736
Cost of goods sold	31,184	39,384	58,205	42,343	57,522

Gross profit	25,951	36,882	54,970	40,474	61,214
Selling, general and administrative expenses	18,123	22,919	30,585	22,440	32,090

Operating income	7,828	13,963	24,385	18,034	29,124
Other (expense) income:
Interest expense, net	(129)	(30)	(6)	(5)	461
Dividend income from cost method investee	—	—	—	—	11
Foreign currency gain (loss)	—	136	—	(52)	54

Total other (expense) income	(129)	106	(6)	(57)	526

Income before provision for income taxes	7,699	14,069	24,379	17,977	29,650
Provision for income taxes	215	214	374	271	7,797

Income before equity in earnings of investee	7,484	13,855	24,005	17,706	21,853
Equity in earnings of investee	129	407	588	663	331

Net Income	$7,613	$14,262	$24,593	$18,369	$22,184

Net income per share:
Basic	$0.41	$0.75	$1.28	$0.96	$1.07
Diluted	$0.39	$0.73	$1.26	$0.94	$1.06
Weighted average shares outstanding:
Basic	18,771,059	19,054,109	19,142,275	19,132,694	20,762,988
Diluted	19,513,969	19,530,873	19,534,945	19,534,364	20,998,798
Pro forma net income data (unaudited):
Income before provision for income taxes, as reported	$7,699	$14,069	$24,379	$17,977	$29,650
Pro forma provision for income taxes	3,197	5,909	10,178	7,596	12,217

Pro forma income before equity in earnings of investee	4,502	8,160	14,201	10,381	17,433
Equity in earnings of investee	129	407	588	663	331

Pro forma net income	$4,631	$8,567	$14,789	$11,044	$17,764

Pro forma net income per share (unaudited):
Basic			$0.77	$0.58	$0.86
Diluted			$0.76	$0.57	$0.85
Pro forma weighted average shares outstanding (unaudited):
Basic			19,142,275	19,132,694	20,762,988
Diluted			19,534,945	19,534,364	20,998,798
See the accompanying notes to consolidated financial statements.

VOLCOM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except share data)

					Accumulated
	Common Stock		Additional		Other
			Paid-In	Retained	Comprehensive	Comprehensive
	Shares	Amount	Capital	Earnings	Income	Income	Total

Balance at January 1, 2002	17,916,133	$18	$950	$3,201	$(13)		$4,156
Repurchase of common stock	(55,966)	—	(2)	(34)	—		(36)
Exercise of stock options	1,193,942	1	50	—	—		51
Gain on equity method investee issuance of stock	—	—	47	—	—		47
Distributions	—	—	—	(2,847)	—		(2,847)
Comprehensive income:
Net income	—	—	—	7,613	—	$7,613	7,613
Foreign currency translation of equity method investee	—	—	—	—	35	35	35

Comprehensive income						$7,648

Balance at December 31, 2002	19,054,109	$19	$1,045	$7,933	$22		$9,019
Distributions	—	—	—	(5,380)	—		(5,380)
Comprehensive income:
Net income	—	—	—	14,262	—	$14,262	14,262
Foreign currency translation of equity method investee	—	—	—	—	143	143	143

Comprehensive income						$14,405

Balance at December 31, 2003	19,054,109	$19	$1,045	$16,815	$165		$18,044
Exercise of stock options	116,596	—	5	—	—		5
Stock-based compensation	—	—	31	—	—		31
Distributions	—	—	—	(13,275)	—		(13,275)
Comprehensive income:
Net income	—	—	—	24,593	—	$24,593	24,593
Foreign currency translation of equity method investee	—	—	—	—	104	104	104

Comprehensive income						$24,697

Balance at December 31, 2004	19,170,705	$19	$1,081	$28,133	$269		$29,502
Stock-based compensation (unaudited)	—	—	145	—	—		145
Initial public offering, net of offering costs (unaudited)	4,640,625	4	80,127	—	—		80,131
Issuance of restricted stock (unaudited)	20,000	—	—	—	—		—
Exercise of stock options (unaudited)	382,790	1	199	—	—		200
Tax benefits related to exercise of stock options (unaudited)	—	—	2,833	—	—		2,833
Distributions (unaudited)	—	—	—	(39,204)	—		(39,204)
Comprehensive income:
Net income (unaudited)	—	—	—	22,184	—	22,184	22,184
Foreign currency translation of equity method investee (unaudited)	—	—	—	—	(269)	(269)	(269)

Comprehensive income (unaudited)						$21,915

Balance at September 30, 2005 (unaudited)	24,214,120	$24	$84,385	$11,113	$—		$95,522

See the accompanying notes to consolidated financial statements.

VOLCOM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

				(Unaudited)
Cash flows from operating activities:
Net income	$7,613	$14,262	$24,593	$18,369	$22,184
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	154	186	332	230	406
Equity in earnings of investee, net of dividends received	(129)	(351)	(361)	(436)	(331)
Provision for doubtful accounts	244	108	67	65	89
Loss on disposal of property and equipment	—	—	—	—	30
Tax benefits related to exercise of stock options	—	—	—	—	2,833
Stock-based compensation	—	—	31	23	145
Deferred income taxes	90	4	11	2	(428)
Changes in operating assets and liabilities:
Accounts receivable	(1,406)	(2,242)	(6,815)	(8,549)	(11,190)
Inventories	(1,249)	(1,583)	(30)	(1,537)	(5,946)
Prepaid expenses and other current assets	(42)	(278)	(110)	(296)	(459)
Other assets	—	(19)	13	(9)	(53)
Accounts payable	(146)	621	1,475	927	2,013
Accrued expenses	4	13	299	1,222	1,894
Income taxes payable	(784)	98	(81)	(15)	4,466

Net cash provided by operating activities	4,349	10,819	19,424	9,996	15,653

Cash flows from investing activities:
Purchase of property and equipment	(344)	(257)	(550)	(478)	(2,775)
Proceeds from sale of equity method investee	—	—	—	—	1,391
Purchase of additional shares in cost method investee	—	—	(261)	(261)	—

Net cash used in investing activities	(344)	(257)	(811)	(739)	(1,384)

Cash flows from financing activities:
Proceeds from borrowings on line of credit	54,509	49,160	1,401	—	—
Payments on line of credit	(54,937)	(50,374)	(1,401)	—	—
Principal payments on capital lease obligations	(22)	(30)	(63)	(43)	(68)
Proceeds from initial public offering, net of offering costs	—	—	—	—	80,131
Payments for the repurchase of common stock	(36)	—	—	—	—
Proceeds from issuance of common stock	51	—	5	5	200
Distributions	(2,847)	(5,380)	(13,275)	(11,375)	(39,204)

Net cash used in financing activities	(3,282)	(6,624)	(13,333)	(11,413)	41,059

Net increase (decrease) in cash and cash equivalents	723	3,938	5,280	(2,156)	55,328
Cash and cash equivalents — Beginning of period	418	1,141	5,079	5,079	10,359

Cash and cash equivalents — End of period	$1,141	$5,079	$10,359	$2,923	$65,687

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$124	$30	$21	$16	$15
Income taxes	838	97	450	290	925
Supplemental disclosures of noncash investing and financing activities:
       During the year ended December 31, 2002, the Company recognized a $47,000 increase to additional paid-in capital related to the issuance of stock by an equity method investee.
       During the years ended December 31, 2002, 2003 and 2004, the Company recognized $35,000, $143,000, and $104,000, respectively, in foreign currency translation adjustments related to an equity method investee. For the nine months ended September 30, 2005 and 2004, the Company recognized ($102,000) and ($15,000), respectively, in foreign currency translation adjustments related to an equity method investee (unaudited).
       During the years ended December 31, 2003 and 2004, the Company acquired property pursuant to capital lease obligations in the amount of $178,000 and $187,000, respectively.
See the accompanying notes to consolidated financial statements.

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies
      Volcom, Inc. and subsidiary (the “Company” or “Volcom”) is a designer, marketer and distributor of young mens and womens clothing, accessories and related products under the Volcom brand name. The Company initially incorporated in the state of California in 1991 as Stone Boardwear, Inc. and has been doing business as Volcom since June 1991. The Company was reincorporated in Delaware in April 2005 and changed its name to Volcom, Inc. The Company is based in Costa Mesa, California. In November 2002, the Company also began operating a retail store in Los Angeles, California.
      Volcom Entertainment (“Entertainment”), a wholly-owned subsidiary of the Company, was formed in California in April 1999. Entertainment operates the Company’s music label which identifies and signs musical artists and produces and distributes CDs through its existing record retail and online distribution channels.
      Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Volcom, Inc. and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated. Intercompany profits and losses on transactions with the Company’s equity method investee are eliminated until realized.
      Basis of Presentation — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
      Unaudited Condensed Consolidated Financial Statements — The condensed consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 are unaudited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations as of such date and for such periods. Results of interim periods are not necessarily indicative of the results to be expected for the entire fiscal year. Certain information in footnote disclosure normally included in annual financial statements has been condensed or omitted for the interim periods presented, in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial statements.
      Cash and Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.
      Concentration of Credit Risks — The Company is subject to significant concentrations of credit risk, primarily from its cash and cash equivalents and accounts receivable. The Company invests its cash equivalents with financial institutions with high credit standing. At December 31, 2003 and 2004, the majority of the Company’s cash and cash equivalents were held at financial institutions in the United States that are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances aggregate approximately $10.2 million (including foreign accounts) as of December 31, 2004.
      The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness. The Company continually monitors customer collections and maintains an allowance for estimated credit losses based on historical experience and any specific customer collection issues that have been identified. Historically, such credit losses have generally been within the Company’s estimates. At December 31, 2003 and 2004 and at September 30, 2005 (unaudited), the Company had two customers, one customer and two customers, respectively, whose outstanding accounts receivable balance was greater than 10% of the total outstanding accounts receivable. At December 31, 2003, approximately 38% of the Company’s outstanding accounts receivable balance was concentrated among two customers. At December 31, 2004, approximately 32% of the Company’s outstanding accounts receivable balance was concentrated with one customer. At September 30, 2005,

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
approximately 28% of the Company’s outstanding accounts receivable balance was concentrated among two customers (unaudited).
       Inventories — Inventories are stated at the lower of cost (first-in, first-out) or market. The Company regularly reviews inventory quantities on hand and adjusts inventory values for excess and obsolete inventory based primarily on estimated forecasts of product demand and net realizable value.
       Property and Equipment — The Company’s property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives, which generally range from three to five years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the lease term. Maintenance and repairs on the Company’s property and equipment are charged to operations when incurred.
       Investments in Unconsolidated Investees — The Company accounts for its investments in unconsolidated investees using the cost method if the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee. The Company assesses such investments for impairment when there are events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. If, and when, an event or change in circumstances that may have a significant adverse effect on the fair value of the investment is identified, the Company estimates the fair value of the investment and, if the reduction in value is determined to be other than temporary, records an impairment loss on the investment.
       The Company accounts for its investments in unconsolidated investees using the equity method of accounting if the Company has the ability to exercise significant influence over the operating and financial policies of the investee. The Company evaluates such investments for impairment if an event or change in circumstances occurs that may have a significant adverse effect on the fair value of the investment. If, and when, an event is identified, the Company estimates the fair value of the investment and, if the reduction in value is determined to be other than temporary, records an impairment loss on the investment.
       Long-Lived Assets — The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposition of Long-Lived Assets. In accordance with SFAS No. 144, the Company assesses its long-lived assets for potential impairment whenever events or changes in circumstances indicate that the asset’s carrying value may not be recoverable. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). Once the carrying amount of a long-lived asset (asset group) is deemed to no longer be recoverable, an impairment loss would be recognized equal to the difference between the current carrying amount and the fair value of the long-lived asset (asset group).
       Fair Value of Financial Instruments — SFAS No. 107, Disclosures About Fair Values of Financial Instruments, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. At December 31, 2004, the Company believes that the carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of these financial instruments.
       Revenue Recognition — Product revenues are recognized upon shipment, at which time transfer of title occurs and risk of ownership passes to the customer. Allowances for estimated returns are provided when product revenues are recorded based on historical experience and are reported as reductions in product revenues. Allowances for doubtful accounts are reported as a component of selling, general and administrative expenses when they arise.
       Licensing revenues are recorded when earned based on a stated percentage of the licensees’ sales of Company branded products.

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       Shipping and Handling — Amounts billed to customers for shipping and handling are recorded as revenues. Freight costs associated with shipping goods to customers are included in cost of sales. Handling costs of $1.3 million, $1.7 million and $2.2 million are included in selling, general and administrative expenses for the years ended December 31, 2002, 2003 and 2004, respectively.
       Significant Concentrations — During the years ended December 31, 2002, 2003 and 2004, sales to a single customer totaled approximately 15%, 22%, and 27%, respectively, of product revenues. For the nine months ended September 30, 2004 and 2005, sales to a single customer totaled approximately 23% and 28%, respectively, of product revenues (unaudited). No other single customer represented over 10% of product revenues.
       During the years ended December 31, 2003 and 2004, the Company made purchases from one supplier and two suppliers, respectively, which totaled more than 10% of total product costs. For the year ended December 31, 2003, purchases from one supplier were approximately 11% of total product costs. For the year ended December 31, 2004, purchases from two suppliers totaled approximately 23% of total product costs.
       Advertising and Promotion — The Company’s promotion and advertising programs include athlete sponsorships, Volcom branded events, print advertisements, music, films and online marketing. Costs of advertising, promotion and point of sale materials are expensed as incurred and included in selling, general and administrative expenses. For the years ended December 31, 2002, 2003 and 2004, these expenses totaled $4.3 million, $5.5 million and $6.9 million, respectively. As of December 31, 2002, 2003, and 2004, the Company had no deferred advertising costs.
       Income taxes — For Federal and state income tax purposes, the Company has elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and under applicable state income tax laws. Accordingly, the stockholders report their proportionate share of the Company’s taxable income on their individual income tax returns. Therefore, no provision or liability for Federal or state income tax has been included in these consolidated financial statements, except that, the Company is subject to California franchise taxes of 1.5% of its corporate income and a provision for these taxes is included in the accompanying consolidated financial statements.
       Income taxes (unaudited) — On June 29, 2005 the Company changed its tax status from an S corporation to a C corporation. For the period from January 1, 2002 until the Company’s initial public offering on June 29, 2005, for Federal and state income tax purposes the Company had elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state laws. Therefore, no provision or liability for Federal or state income tax has been included in the Company’s consolidated financial statements for 2002, 2003, 2004 and the period from January 1, 2005 to June 29, 2005, except that the Company was subject to California franchise taxes of 1.5% on its corporate income and a provision for these taxes was included in the consolidated financial statements for those periods. Subsequent to June 29, 2005, the Company recorded a provision and liability for Federal and state income taxes using an estimated annual effective tax rate. In accordance with APB Opinion No. 28, Interim Financial Reporting, the Company has computed its provision for income taxes for the nine months ended September 30, 2005 using an estimated annual effective tax rate of 27.3%. Upon the change in the Company’s tax status, the Company also established and recorded a net deferred tax asset of $0.4 million to reflect its deferred income taxes at the Company’s C corporation effective tax rate.
       Upon the change in its tax status the Company established and recorded its deferred income taxes at its C corporation effective tax rate. Management’s judgment is required in assessing the realizability of its deferred tax assets. The Company considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the value of its deferred tax assets. If the Company determines that it is more likely than not that these assets will not be realized, the Company would reduce the value of these

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
assets to their expected realizable value, thereby decreasing net income. Evaluating the value of these assets is necessarily based on the Company’s judgment. If the Company subsequently determined that the deferred tax assets that had been written down would, in the Company’s judgment, be realized in the future, the value of the deferred tax assets would be increased, thereby increasing net income in the period when that determination was made.
       S Corporation Distributions — The Company has paid cash distributions to its stockholders of $2.8 million, $5.4 million, $13.3 million and $39.2 million for the years ended December 31, 2002, 2003, 2004 and for the nine months ended September 30, 2005 (unaudited), respectively. In connection with the initial public offering of its common stock, the Company distributed to its existing stockholders its estimated undistributed S corporation earnings.
       Net Income Per Share  — The Company calculates net income per share in accordance with SFAS No. 128, Earnings Per Share. Under SFAS No. 128, basic net income per common share is calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted net income per common share reflects the effects of potentially dilutive securities, which consists solely of restricted stock and stock options using the treasury stock method. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share is as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands, except share data)
Numerator — Net income applicable to common stockholders	$7,613	$14,262	$24,593	$18,369	$22,184

Denominator:
Weighted average common stock outstanding for basic earnings per share	18,771,059	19,054,109	19,142,275	19,132,694	20,762,988
Effect of dilutive securities:
Stock options and restricted stock	742,910	476,764	392,670	401,670	235,810

Adjusted weighted average common stock and assumed conversions for diluted earnings per share	19,513,969	19,530,873	19,534,945	19,534,364	20,998,798

       Stock-Based Compensation — The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. No compensation expense has been recognized related to employee stock options, as all options granted to employees had an exercise price equal to the fair market value of the underlying common stock on the date of grant. The Company accounts for stock-based awards to nonemployees at fair value in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force Issue (“EITF”) No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       In accordance with SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, the Company is required to disclose pro forma net income and net income per share information as if the Company accounted for stock-based compensation awarded to employees using the fair value method. As there has been no stock-based compensation granted to employees during the years ended December 31, 2002, 2003 and 2004, and all previous awards were fully vested prior to December 31, 2001, pro forma net income and net income per share under SFAS No. 123 equals net income and net income per share as presented for such periods.
       Stock-Based Compensation (unaudited) — On June 29, 2005, the effective date of the Company’s initial public offering, the Company granted 576,000 stock options to employees at an exercise price equal to the fair market value on the date of grant (the initial public offering price of $19 per share). The stock options have vesting terms whereby 185,000 options vest on December 15, 2005, while the remaining 391,000 options vest 20% per annum over 5 years. The fair value of these awards was calculated through the use of the Black-Scholes option-pricing model assuming an exercise price equal to the fair market value of the Company’s stock and the following additional significant weighted average assumptions: expected life of 4.2 years; volatility of 47.5%; risk-free interest rate of 3.73%; and no dividends during the expected term.
       On August 4, 2005, the Company granted restricted stock awards to two employees for a total of 20,000 shares with a purchase price of $0.001 per share. The awards are scheduled to vest 20% per annum over 5 years and are contingent upon continued employment with the Company. The Company recorded $22,000 of compensation expense associated with these awards for the nine-month period ended September 30, 2005.
       If the computed fair values of these awards had been amortized to expense over the vesting period of the awards, net income and earnings per share for the nine-month period ended September 30, 2005 would have been reduced to the pro forma amount shown in the table below (unaudited):

Nine Months
Ended
September 30,
2005

(In thousands)
Net income:
As reported	$22,184
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	13
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(450)

Pro forma	$21,747
Basic net income per share:
As reported	$1.07
Pro forma	$1.05
Diluted net income per share:
As reported	$1.06
Pro forma	$1.04
       Related party transactions — The Company’s Chairman provides business and management services to the Company on a consulting basis. For the years ended December 31, 2002, 2003 and 2004 these consulting expenses totaled $148,000, $201,000 and $307,000, respectively.

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       Use of Estimates in the Preparation of the Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.
       Recent Accounting Pronouncements — In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 46, Consolidation of Variable Interest Entities, and in December 2003, issued FIN 46(R) (revised December 2003), Consolidation of Variable Interest Entities — an interpretation of ARB 51. FIN 46 requires variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the variable interest entity do not have the characteristics of a controlling financial interest, do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and/or have voting rights that are not proportionate to their economic interests. The adoption of FIN 46 and FIN 46(R) did not have a material impact on the Company’s consolidated financial position or results of operations because the Company has no investments in, nor is it the primary beneficiary of, any variable interest entities.
       In December 2003, the SEC released Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, which supersedes SAB 101, Revenue Recognition in the Financial Statements. SAB No. 104 clarifies existing guidance regarding revenues for contracts that contain multiple deliverables to make it consistent with EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The adoption of SAB No. 104 did not have a material impact on the Company’s consolidated financial position or results of operations.
       In March 2004, the FASB ratified EITF Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. EITF Issue No. 03-01 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. The Company has adopted both the disclosure provisions and the impairment evaluation guidance of EITF Issue No. 03-1 for its cost method investment in Volcom Australia. The adoption of such guidance did not have a material impact on the Company’s consolidated financial position or results of operations.
       In November 2004, the FASB issued SFAS No. 151, Inventory-Costs an Amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 to have a material impact on its consolidated financial position or results of operations.
       In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share-based payments over the requisite service period. The standard will become effective for the Company on January 1, 2006. As the Company does not currently have any outstanding or unvested stock options that have been issued to employees, the impact on the Company’s net income will be dependent upon the number of options granted prospectively and the valuation technique selected. The adoption of this standard will have no impact on the Company’s cash flows or on the accounting for the Company’s options granted to nonemployee service providers.

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Allowances for Doubtful Accounts and Product Returns

	Allowance for	Allowance for
	Doubtful Accounts	Product Returns	Total

	(In thousands)
Balance, January 1, 2002	$57	$83	$140
Provision	244	1,391
Deductions	(246)	(1,355)

Balance, December 31, 2002	55	119	174
Provision	108	1,162
Deductions	(31)	(1,208)

Balance, December 31, 2003	132	73	205
Provision	67	1,504
Deductions	(53)	(1,345)

Balance, December 31, 2004	$146	$232	$378

       The provision for doubtful accounts represents charges to selling, general and administrative expenses for estimated bad debts, whereas the provision for product returns is reported as a direct reduction of revenues.

3.	Inventories
       Inventories are as follows:

	As of
	December 31,		As of
			September 30,
	2003	2004	2005

			(Unaudited)
	(In thousands)
Finished goods	$5,117	$5,042	$10,775
Work-in-process	58	220	365
Raw materials	415	358	426

	$5,590	$5,620	$11,566

       Included in finished goods inventory at December 31, 2003, 2004 and September 30, 2005 is approximately $75,000, $284,000, and $512,000 (unaudited) respectively, of inventory located in Canada.

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Property and Equipment
       Property and equipment are as follows:

	As of		As of
	December 31,		September 30,
	2003	2004	2005

			(unaudited)
	(In thousands)
Furniture and fixtures	$108	$383	$524
Office equipment	445	673	989
Computer equipment	649	817	1,035
Leasehold improvements	8	74	117
Land and building	—	—	2,004

	1,210	1,947	4,669
Less accumulated depreciation	(552)	(884)	(1,267)

Property and equipment — net	$658	$1,063	$3,402

       Depreciation and amortization expense related to property and equipment was $154,000, $186,000 and $332,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

5.	Investment in Unconsolidated Investees
       Volcom Europe — During 1997, the Company obtained a 49% ownership interest in the common stock of Volcom Europe, a licensee of the Company’s products located in France, for $192,000. In July 2002, Volcom Europe issued 17,600 new shares of stock at a price of approximately $100 per share for total cash consideration of approximately $1.8 million. Upon the issuance of stock by Volcom Europe, the Company’s ownership interest was reduced to 34%, resulting in a gain of $47,000 which was recorded to additional paid-in capital. The Company’s investment has been accounted for under the equity method for all periods presented because the Company has the ability to exert significant influence over the financial and operating policies of the investee. At December 31, 2003 and 2004, the Company’s investment in Volcom Europe was $864,000 and $1.3 million, respectively. The Company received zero, $55,000 and $227,000 in dividends from Volcom Europe for the years ended December 31, 2002, 2003 and 2004, respectively.
       Concurrent with its investment, the Company entered into a licensing agreement with this entity for the use of the Company’s trademark and designs on products manufactured and distributed in certain European countries and territories. This license agreement expires in December 2006. Included in licensing revenues is $601,000, $883,000, $1.5 million, 1.2 million and $1.4 million from Volcom Europe for the years ended December 31, 2002, 2003, 2004 and for the nine months ended September 30, 2004 and 2005 (unaudited), respectively.
       During the years ended December 31, 2002, 2003 and 2004, the Company recorded product revenues of $49,000, $50,000 and $42,000, respectively, from this investee. Included in accounts receivable at December 31, 2003 and 2004 is $39,000 and $30,000, respectively, due from this entity.
       Volcom Australia — During 1998, the Company obtained an 8.7% ownership interest in the common stock of a Volcom Australia, a licensee of the Company’s products located in Australia, for $37,000. In March 2004, the Company purchased an additional 4.8% ownership interest in Volcom Australia for $261,000, which brought the Company’s total ownership interest to 13.5% as of December 31, 2004. The investment is accounted for under the cost method, as the Company does not have the ability to exercise

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
significant influence over the financial and operating policies of the investee. At December 31, 2003 and 2004, the Company’s investment in Volcom Australia was $37,000 and $298,000, respectively.
       In June 1997, the Company entered into a licensing agreement with this entity for the use of the Company’s trademark and designs on products manufactured and distributed in Australia and New Zealand. The agreement expires June 2012. Included in licensing revenues is $227,000, $426,000, $728,000, $495,000 and $624,000 from Volcom Australia for the years ended December 31, 2002, 2003, 2004 and for the nine months ended September 30, 2004 and 2005 (unaudited), respectively.
       During the years ended December 31, 2002, 2003 and 2004, the Company recorded product revenues of approximately $12,000, $49,000 and $65,000, respectively, from this investee. Included in accounts receivable at December 31, 2003 and 2004 is approximately $7,000 and $16,000, respectively, due from this entity.

6.	Accrued Expenses and Other Current Liabilities
       Accrued expenses and other current liabilities consist of the following:

	As of
	December 31,		As of
			Sept. 30,
	2003	2004	2005

			(Unaudited)
	(In thousands)
Payroll and related accruals	$657	$671	$2,019
Other	176	461	1,007

	$833	$1,132	$3,026

7.	Line of Credit
       The Company has a credit facility with a bank, which expires in May 2006, and provides for a $10.0 million revolving line of credit, subject to a sub-limit of $4.0 million for commercial and stand-by letters of credit for the purchase of imported goods. At December 31, 2004 and September 30, 2005 (unaudited), there was no outstanding balance, and $9.6 million and $9.5 million, respectively, was available under the credit facility. The Company had $431,000 and $517,000 outstanding in letters of credit at December 31, 2004 and September 30, 2005 (unaudited), respectively. The credit facility bears a variable interest rate equal to the bank’s prime rate (6.75% at September, 2005, unaudited) or LIBOR plus 1.50%. Any borrowings under the credit facility are collateralized by substantially all assets of the Company. The credit facility subjects the Company to various restrictive covenants, including maintenance of certain financial ratios and certain net worth and net income requirements. At December 31, 2004 and September 30, 2005 (unaudited), the Company was in compliance with all of its covenants under this credit facility.

8.	Commitments and Contingencies
       Operating Leases — The Company leases certain office, warehouse and retail facilities under long-term operating lease agreements. Total rent expense for the years ended December 31, 2002, 2003 and 2004 was $507,000, $526,000 and $567,000, respectively.

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       The following is a schedule of future minimum lease payments required under such leases as of December 31, 2004 (in thousands):

Year Ending December 31,

2005	$718
2006	687
2007	659
2008	648
2009	404

$3,116

       Capital Leases — The Company has leased computer and office equipment pursuant to capital lease obligations. These leases bear interest at rates ranging from 3.4% to 13.7% per year, and expire at various dates through October 2009. The gross amount of capital lease assets was $296,000 and $483,000 and accumulated amortization was $89,000 and $154,000 at December 31, 2003 and 2004, respectively. Future commitments under capital lease obligations at December 31, 2004 are as follows (in thousands):

Year Ending December 31,

2005	$105
2006	87
2007	87
2008	75
2009	34

Total payments including interest	388
Less interest portion	(47)

Total principal payments remaining at December 31, 2004	$341

Current portion of capital lease obligation	$85
Long-term portion of capital lease obligation	256

Total capital lease obligation at December 31, 2004	$341

       Professional Athlete Sponsorships — The Company establishes relationships with professional athletes in order to promote its products and brands. The Company has entered into endorsement agreements with professional athletes in skateboarding, snowboarding, and surfing. Many of these contracts provide incentives for magazine exposure and competitive victories while wearing or using the Company’s products. Such expenses are an ordinary part of the Company’s operations and are expensed as incurred. The following is a schedule of future estimated minimum payments required under such endorsement agreements as of December 31, 2004 (in thousands):

Year Ending December 31,

2005	$2,948
2006	2,487
2007	1,991
2008	375

$7,801

       The amounts listed above are the approximate amounts of the minimum obligations required to be paid under these contracts. The additional estimated maximum amount that could be paid under the

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company’s existing contracts, assuming that all bonuses, victories and similar incentives are achieved during the five year period ending December 31, 2009, is approximately $1.2 million. The actual amounts paid under these agreements may be higher or lower than the amounts discussed above as a result of the variable nature of these obligations.
       Litigation — In August 2002, The Active Wallace Group filed a complaint against the Company in the Superior Court of the State of California for the County of Los Angeles. The complaint contained, among other things, allegations of violation of certain competition laws and unfair business practices. The alleged basis of the Active Wallace Group’s complaint is that the Company entered into an agreement to set minimum retail prices in October 2001 with the Active Wallace Group, a retail merchant. The Active Wallace Group claims that the Company coerced the Active Wallace Group’s assent to the alleged agreement and that the Company later terminated sales of its merchandise to the Active Wallace Group in May 2002 due to the Active Wallace Group’s failure to comply with the alleged minimum retail pricing agreement. The Company denies that it entered into any such agreement or that it terminated the Active Wallace Group as a dealer as a result of its breach of this alleged agreement. The Active Wallace Group also alleges that the Company slandered it, which claim the Company also denies. The complaint seeks unspecified general damages, special damages, compensatory damages and injunctive relief. In May 2003, the Company answered the complaint and denied its allegations. A jury trial on The Active Wallace Group complaint is currently set for July 2005. The Company believes that this action is without merit, and that it has substantial meritorious defenses and intends to defend the matter vigorously. Due to the uncertainties related to the litigation, the Company is presently unable to estimate any possible loss or range of loss that may result.
       The Company is involved from time to time in litigation incidental to its business. In the opinion of management, the resolution of any such matter currently pending will not have a material adverse effect on the Company’s consolidated financial position or results of operations.
       Indemnities and Guarantees — During its normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to the Company’s customers and licensees in connection with the use, sale and license of Company products, (ii) indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, (iii) indemnities to vendors and service providers pertaining to claims based on the negligence or willful misconduct of the Company, and (iv) indemnities involving the accuracy of representations and warranties in certain contracts. The duration of these indemnities, commitments and guarantees varies, and in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential future payments the Company could be obligated to make. The Company has not been required to record nor has it recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets.

9.	Stockholders’ Equity
       Stock Option Plan — In 1996, the Company adopted the 1996 Stock Option Plan (the “Plan”), which authorizes the Company to grant or issue options to purchase up to a total of 4,663,838 shares of the Company’s common stock. The Plan is administered by the Board of Directors and permits the issuance for purchase of the Company’s common stock at exercise prices not less than fair market value of the underlying shares on the date of grant. Options granted under the plan are exercisable over a period of time designated by the Board of Directors and are subject to other terms and conditions, as determined by the Board of Directors. As of December 31, 2004, 2003 and 2002, 2,632,737 shares were reserved for future issuance under the plan.

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       During 1996, the Company granted stock options to employees to acquire 1,811,901 shares of the Company’s common stock at an exercise price of $0.04 per share. The options had original vesting terms ranging from approximately one to three years and, accordingly, have been fully vested since December 1998. The options have all been fully exercised as of December 31, 2004.
       In 1999, the Company granted stock options to employees to acquire 219,200 shares of the Company’s common stock at an exercise price of $0.21 per share. The options vested immediately, expired one year from the date of grant, and were fully exercised as of December 31, 2000.
       A summary of the Company’s stock option activity under the Plan is as follows:

Weighted-
		Average	Range of
	Number of	Exercise	Exercise
	Options	Price	Price

Outstanding, January 1, 2002	1,310,538	$0.04	$0.04
Granted	—	—	—
Exercised	(1,193,942)	0.04	0.04
Canceled or forfeited	—	—	—

Outstanding, January 1, 2003	116,596	0.04	0.04
Granted	—	—	—
Exercised	—	—	—
Canceled or forfeited	—	—	—

Outstanding, January 1, 2004	116,596	0.04	0.04
Granted	—	—	—
Exercised	(116,596)	0.04	0.04
Canceled or forfeited	—	—	—

Outstanding, December 31, 2004	—	$—	$—

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       Nonemployee Share-Based Compensation — In December 1999, the Company redeemed 373,107 shares held by a shareholder and current service provider at a price of $0.04 per share. On January 1, 2000, the Company issued a fully vested and non-forfeitable option to the same service provider to purchase 373,107 shares of the Company’s common stock. The terms of the option provide the service provider with the right to purchase shares of the Company’s common stock at $0.04 per share at any time after January 1, 2010, the tenth anniversary of the grant date. Alternatively, in the event of (i) a change in control, (ii) an initial public offering, or (iii) the liquidation or dissolution of the Company, the option will automatically be converted into shares of common stock of the Company on a net settlement basis. The Company has accounted for the transactions as a modification (exchange transaction). Because the option was fully vested and non-forfeitable, the measurement date for the option was the date of the modification (exchange transaction), and the incremental amount of compensation received by the service provider over the fair value of the shares redeemed, which equaled the cash amount paid, was recorded as compensation expense in 1999. The dilutive effect of this option has been reflected in diluted net income per share for all periods presented using the treasury stock method.
       In January 2004, the Company entered into a contractual agreement with a service provider in exchange for services to be rendered over a five year period. Under the terms of the contractual agreement, the service provider will receive the right to purchase $200,000 of the Company’s common stock at the initial public offering (“IPO”) price for a period of five years after an IPO. Alternatively, if the Company does not consummate an IPO, the service provider will receive the right to purchase $200,000 of the Company’s common stock based on a formula price intended to approximate the fair market value of the Company’s common stock. In accordance with EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, due to the fact that a sufficient disincentive for nonperformance does not exist, and because the service provider’s performance is not complete, no measurement date exists for the award at this time. The Company is recording share-based compensation expense related to this award over the five year vesting period based on the current fair value of the award as of each reporting period. The fair value of the award is calculated through the use of the Black-Scholes option-pricing model assuming an exercise price equal to the fair market value of the Company’s stock and the following additional significant assumptions: expected life of 5 years; volatility of 103%; risk-free interest rate of 3.27%; and no dividends during the expected term. For the year ended December 31, 2004, the Company recorded $31,000 in share-based compensation expense related to this award. Because the exercise price of the options is intended to equal the fair market value of the Company’s stock when the exercise price becomes known, the options are not presently dilutive and hence have been excluded from diluted net income per share for the year ended December 31, 2004.
       Additionally, as part of the same agreement, the Company granted the service provider rights to receive a 25% ownership interest in the Volcom related entity that would own and operate a new retail store for the Company in Hawaii, if and when one is opened. As no plans currently exist to open a store in Hawaii and the award of the ownership interest is not probable at this time, the Company has recorded no compensation expense related to this right.
       Share Repurchase — During the year ended December 31, 2002, the Company repurchased and retired 55,966 shares of common stock for $36,000. The Company did not repurchase any shares during the years ended December 31, 2003 and 2004.

10.	Retirement Savings Plan
       The Company has a 401(k) profit sharing plan (the “401(k) Plan”) covering all eligible full-time employees over age 21 with six months of service. The Company’s contributions to the 401(k) Plan are made at the discretion of management. Contributions by the Company amounted to zero, $52,000, and $36,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Licensing
       In addition to the Company’s licensing arrangements with investees in Europe and Australia described in Note 5, the Company has entered into licensing arrangements with independent licensees in Brazil, South Africa and Indonesia. Pursuant to the license agreements, the Company is paid a royalty based on a stated percentage of the net sales of its licensees.
       All of the Company’s license agreements, except its European license agreement, may be extended at the option of the licensee for an additional five year term after the initial expiration of the agreement. The Company’s international license agreements expire as follows:

Licensee	Initial Expiration Date	Extension Termination Date

Europe	December 31, 2006	N/A
Australia	June 30, 2007	June 30, 2012
Brazil	December 31, 2008	December 31, 2013
South Africa	December 31, 2006	December 31, 2011
Indonesia	December 31, 2009	December 31, 2014

12.	Income Taxes
       The Company has elected to be treated as an S corporation for Federal and state income tax purposes. Under this election, the Company’s stockholders, rather than the Company, are subject to income taxes on their respective share of the Company’s taxable income. The Company is required to pay California franchise taxes of 1.5% on its corporate income.
       The provision for income taxes consists of the following:

	Year Ended
	December 31,

	2002	2003	2004

	(In thousands)
Current	$125	$209	$364
Deferred	90	5	10

	$215	$214	$374

       The components of deferred tax assets and liabilities are as follows at December 31:

	2003	2004

	(In
	thousands)
Deferred tax assets:
Accrued liabilities	$5	$5
Other	5	4

Total deferred tax assets	10	9
Deferred tax liabilities:
Investment in unconsolidated investee	(7)	(17)
Property and equipment	(1)	(1)

Total deferred tax liabilities	(8)	(18)

Net deferred tax assets (liabilities)	$2	$(9)

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Segment Information
       Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The Company operates exclusively in the consumer products industry in which the Company designs, produces and distributes clothing, accessories and related products. Based on the nature of the financial information that is received by the chief operating decision maker, the Company operates within a single operating and reportable segment.
       Although the Company operates within one reportable segment, it has several different product categories within the segment, for which the revenues attributable to the each product category are as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands)
Mens	$31,744	$42,574	$61,451	$43,576	$63,294
Girls	15,515	21,777	35,362	25,182	38,456
Snow	6,146	6,863	9,106	8,428	8,377
Boys	2,618	2,456	3,785	2,697	5,031
Other	279	719	897	978	1,101

Subtotal product categories	56,302	74,389	110,601	80,861	116,259
Licensing revenues	833	1,877	2,574	1,956	2,477

Total consolidated revenues	$57,135	$76,266	$113,175	$82,817	$118,736

       Other includes revenues primarily related to Volcom Entertainment, films and related accessories.
       The table below summarizes product revenues by geographic regions attributed by customer location:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands)
United States	$48,850	$63,302	$93,812	$67,658	$94,539
Canada	3,617	5,381	8,155	6,505	12,605
Asia Pacific	2,080	3,371	5,174	4,326	5,312
Other	1,755	2,335	3,460	2,372	3,803

	$56,302	$74,389	$110,601	$80,861	$116,259

       During the last three years, substantially all of the Company’s long-lived assets were located in the United States.

14.	Subsequent Events
       In January 2005 and in April 2005, the Company made distributions totaling $10.1 million and $2.5 million, respectively, to its stockholders.
       In April 2005, the Company sold its investment in Volcom Europe for $1.4 million which had a carrying value of $1.3 million as of December 31, 2004. Under the terms of the sale agreement, Volcom

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Europe will continue to function as a licensee of the Company until the expiration of their license agreement on December 31, 2006.
       In April 2005, the Company purchased real property on the North Shore of Oahu for $2.0 million in cash to support the Company’s team rider and marketing programs. The property is currently in escrow and the purchase transaction is expected to close in May 2005.
       In June 2005, the Company’s Board of Directors and stockholders approved an amendment to the Company’s Restated Certificate of Incorporation to effect a 23.3192 for 1 split of the Company’s common stock (the “Stock Split”). The Stock Split became effective on June 14, 2005. All references to shares in the consolidated financial statements and the accompanying notes, including but not limited to the number of shares and per share amounts, have been adjusted to reflect the Stock Split on a retroactive basis. Stockholders’ equity has been adjusted to give retroactive recognition to the Stock Split in prior periods by reclassifying the par value ($18,000) of the additional shares arising from the Stock Split from additional paid-in capital to common stock.
       Subsequent Events (unaudited) — For the three months ended March 31, 2005, the Company recorded $331,000 of earnings attributable to its equity method investee, Volcom Europe, which reflects its share of Volcom Europe’s earnings of $609,000 offset by an impairment charge of $278,000 to reduce the carrying amount of its investment in Volcom Europe to $1.6 million as of March 31, 2005. After consideration of the effects of the accumulated foreign currency translation adjustments related to the Company’s investment in Volcom Europe of $167,000, the Company recorded no gain or loss on the sale of this investment in April 2005.
       The Company’s purchase of real property on the North Shore of Oahu as described above closed as planned in May 2005.
       On June 15, 2005, the Company executed a settlement agreement related to the Active Wallace Group litigation described in Note 8. Pursuant to the settlement agreement, the Company paid the Active Wallace Group $1.0 million within 30 days of the settlement at which time the litigation with the Active Wallace Group was dismissed with prejudice. The Company had not previously recorded any liability or expense related to this litigation. Accordingly, based on the terms of the settlement agreement, the Company recorded a $1.0 million expense in June 2005 related to this matter.
       In June 2005, the Company made distributions totaling $6.6 million to its stockholders.
       In June 2005, the Company’s Board of Directors and stockholders approved the 2005 Incentive Award Plan (the Incentive Plan). A total of 2,300,000 shares of common stock are initially authorized and reserved for issuance under the Incentive Plan for incentives such as stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares, and deferred stock awards. The actual number of awards reserved for issuance under the Incentive Plan will automatically increase on the first trading day in January of each calendar year by an amount equal to 2% of the total number of shares of common stock outstanding on the last trading day in December of the preceding calendar year, but in no event will any such annual increase exceed 750,000 shares.
       In June 2005, the Company’s Board of Directors approved the grant of 586,526 options to purchase the Company’s common stock. The Company granted these options under the Incentive Plan at the effective date of the Company’s initial public offering at an exercise price of $19.00 which was equal to the initial public offering price. The grant included 10,526 options that were required to satisfy the Company’s obligation to provide a service provider the right to purchase $200,000 of the Company’s common stock at the initial public offering price as described in Note 9.

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       On June 29, 2005 the Company changed its tax status from an S corporation to a C corporation. For the period from January 1, 2002 until the Company’s initial public offering on June 29, 2005, for Federal and state income tax purposes the Company had elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state laws. Therefore, no provision or liability for Federal or state income tax has been included in the Company’s consolidated financial statements for 2002, 2003, 2004 and the period from January 1, 2005 to June 29, 2005, except that the Company was subject to California franchise taxes of 1.5% on its corporate income and a provision for these taxes was included in the consolidated financial statements for those periods. Subsequent to June 29, 2005, the Company recorded a provision and liability for Federal and state income taxes using an estimated annual effective tax rate. In accordance with APB Opinion No. 28, Interim Financial Reporting, the Company has computed its provision for income taxes for the nine months ended September 30, 2005 using an estimated annual effective tax rate of 27.3%. Upon the change in the Company’s tax status, the Company also established and recorded a net deferred tax asset of $0.4 million to reflect its deferred income taxes at the Company’s C corporation effective tax rate.
       On June 29, 2005, in conjunction with the Company’s initial public offering, a service provider exercised an option that was automatically converted into 372,264 shares of common stock on a net settlement basis. A tax benefit of $2.8 million for the excess tax deduction the Company will receive related to this award was recognized as additional paid-in capital.
       On June 29, 2005, in conjunction with the Company’s initial public offering, a service provider exercised an option and received 10,526 shares of the Company’s common stock. On June 29, 2005, upon the exercise of the award, the Company recorded $116,000 of share-based compensation which represented the unamortized portion of the fair value of the award.
       On July 6, 2005, the Company announced the completion of its initial public offering of 4,687,500 shares of common stock at a price of $19.00 per share and the simultaneous close of the underwriters’ over-allotment option to purchase an additional 703,125 shares of common stock at the initial public offering price. The Company sold 4,187,500 shares in the offering and 453,125 shares pursuant to the underwriters’ over-allotment option. Certain selling stockholders of the Company sold the remaining 500,000 shares in the offering and 250,000 shares pursuant to the underwriters’ over-allotment option. Upon the closing of the offering, the Company received net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, of approximately $80.1 million, of which the Company used $20.0 million to distribute its estimated undistributed S corporation earnings to its stockholders of record prior to the initial public offering.
       Effective October 25, 2005, the Company acquired Welcom Distribution SARL, the sole distributor of Volcom branded products in Switzerland. The Company will include the operations of Welcom Distribution SARL in its financial results beginning on October 26, 2005. The purchase price, excluding transaction costs, was approximately $1.5 million in cash for the purchase of all of the outstanding common stock of Welcom Distribution SARL. Due to the recent closing of the acquisition, the Company has not completed the allocation of its purchase price to the fair value of the assets acquired and liabilities assumed.

15.	Pro Forma Information (Unaudited)
       The pro forma unaudited income tax adjustments presented represent the estimated taxes which would have been reported had the Company been subject to Federal and state income taxes as a

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
C corporation. The pro forma provision for income taxes differs from the statutory income tax rate due to the following:

	Year Ended December 31,

	2002	2003	2004

	(In thousands)
Federal income taxes at the statutory rate	$2,694	$4,924	$8,533
State income taxes — net of Federal benefit	445	813	1,401
Equity in earnings of investee	53	166	240
Other	5	6	4

Total pro forma income tax provision	$3,197	$5,909	$10,178

VOLCOM, INC. 5,000,500 Shares Common Stock PROSPECTUS , 2005 Wachovia Securities D.A. Davidson & Co.Piper Jaffray

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
       The following table sets forth the costs and expenses, other than the underwriting discount and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

Amount to
be Paid

SEC registration fee	$21,559
NASD filing fee	18,817
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving	*
Blue sky fees and expenses (including legal fees)	*
Transfer agent fees	*
Miscellaneous	*
Total	$ *

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers
       Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under the circumstances described in Section 145 of the Delaware General Corporation Law, for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our restated certificate of incorporation, as amended, and our amended and restated bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, we have entered into indemnification agreements, a form of which is filed as Exhibit 10.1 to this registration statement with our officers and directors. The agreement between us and the representatives of the underwriters, a form of which is filed as Exhibit 1.1 to this registration statement, also provides for cross-indemnification among us and the underwriters with respect to the matters described in the underwriting agreement, including matters arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities
       In June 2005, we issued 372,264 shares of common stock to one of our service providers pursuant to an option with an exercise price of $0.04 per share that automatically converted on a net settlement basis upon the closing of our initial public offering. The sales of these securities was deemed to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act. The recipient of the common stock was a bona fide consultant and received the securities under a compensatory benefit plan or a contract relating to compensation. Appropriate legends were affixed to the share certificates issued in the transaction.

Item 16.	Exhibits and Financial Statement Schedules
       (a) Exhibits.

Number		Description

**1	.1	Form of Underwriting Agreement.
*3	.1	Restated Certificate of Incorporation of Volcom, Inc.
*3	.2	Amended and Restated Bylaws of Volcom, Inc.
*3	.3	Certificate of Amendment of Restated Certificate of Incorporation of Volcom, Inc.
*4	.1	Specimen Common Stock certificate.

Number		Description

**5	.1	Opinion of Latham & Watkins LLP.
*10	.1	Form of Indemnification Agreement between Volcom and each of its directors and officers.
*10	.2	Credit Agreement by and between Bank of the West and Stone Boardwear, Inc., dated as of August 12, 2003.
*10	.3	First Amendment to Credit Agreement by and between Bank of the West and Stone Boardwear, Inc. dated as of August 12, 2003, made and entered into as of October 8, 2004.
*10	.4	Lease dated as of May 19, 1999 by and between Griswold Industries and Stone Boardwear, Inc. for the real property known as 1740 Monrovia Avenue, Costa Mesa.
*10	.5	Form of 2005 Incentive Award Plan.
*10	.6	Form of Restricted Stock Award Grant Notice and Agreement.
*10	.7	Form of Stock Option Grant Notice and Agreement.
*10	.8	Software License Agreement by and between Innovative Systems, LLC and Volcom Stone Board Wear, Inc., made and effective September 1, 2002.
16.1		Letter from Moss Adams LLP.
23.1		Consent of Moss Adams LLP.
23.2		Consent of Deloitte & Touche LLP.
**23	.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1		Powers of Attorney (included on signature page).

*	Incorporated by reference to Volcom, Inc.’s Registration Statement on Form S-1 (File Number: 333-124498).

**	To be filed by amendment.
      (b) Financial Statement Schedules.
      None.

Item 17.	Undertakings
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
       Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Costa Mesa, State of California, on this 11th day of November, 2005.

Volcom, Inc.

By:	/s/ Douglas P. Collier

Douglas P. Collier,
Chief Financial Officer, Secretary and
Treasurer
POWER OF ATTORNEY
       Each person whose signature appears below constitutes and appoints Richard R. Woolcott and Douglas P. Collier and each of them individually, as attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendment to this registration statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or each of them individually, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
       Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ René R. Woolcott René R. Woolcott	Chairman	November 11, 2005

/s/ Richard R. Woolcott Richard R. Woolcott	President, Chief Executive Officer and Director (Principal Executive Officer)	November 11, 2005

/s/ Douglas P. Collier Douglas P. Collier	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)	November 11, 2005

/s/ Douglas S. Ingram Douglas S. Ingram	Director	November 11, 2005

Anthony M. Palma	Director	November 11, 2005

Signature	Title	Date

/s/ Joseph B. Tyson Joseph B. Tyson	Director	November 11, 2005

/s/ Carl W. Womack Carl W. Womack	Director	November 11, 2005

/s/ Kevin G. Wulff Kevin G. Wulff	Director	November 11, 2005

INDEX TO EXHIBITS

Number		Description

**1	.1	Form of Underwriting Agreement.
*3	.1	Restated Certificate of Incorporation of Volcom, Inc.
*3	.2	Amended and Restated Bylaws of Volcom, Inc.
*3	.3	Certificate of Amendment of Restated Certificate of Incorporation of Volcom, Inc.
*4	.1	Specimen Common Stock certificate.
**5	.1	Opinion of Latham & Watkins LLP.
*10	.1	Form of Indemnification Agreement between Volcom and each of its directors and officers.
*10	.2	Credit Agreement by and between Bank of the West and Stone Boardwear, Inc., dated as of August 12, 2003.
*10	.3	First Amendment to Credit Agreement by and between Bank of the West and Stone Boardwear, Inc. dated as of August 12, 2003, made and entered into as of October 8, 2004.
*10	.4	Lease dated as of May 19, 1999 by and between Griswold Industries and Stone Boardwear, Inc. for the real property known as 1740 Monrovia Avenue, Costa Mesa.
*10	.5	Form of 2005 Incentive Award Plan.
*10	.6	Form of Restricted Stock Award Grant Notice and Agreement.
*10	.7	Form of Stock Option Grant Notice and Agreement.
*10	.8	Software License Agreement by and between Innovative Systems, LLC and Volcom Stone Board Wear, Inc., made and effective September 1, 2002.
16.1		Letter from Moss Adams LLP.
23.1		Consent of Moss Adams LLP.
23.2		Consent of Deloitte & Touche LLP.
**23	.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1		Powers of Attorney (included on signature page).

*	Incorporated by reference to Volcom, Inc.’s Registration Statement on Form S-1 (File Number: 333-124498).

**	To be filed by amendment.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED NOVEMBER 14, 2005
PROSPECTUS
5,000,000 Shares
VOLCOM, INC.
Common Stock

       The selling stockholders identified in this prospectus are offering 5,000,000  shares of our common stock. We are not selling shares of our common stock in this offering and will not receive any proceeds from the sale of the shares of our common stock offered by the selling stockholders.
       Our common stock is quoted on the Nasdaq National Market under the symbol “VLCM.” On November 11, 2005, the last sale price of our common stock as reported on the Nasdaq National Market was $33.02 per share.

        Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to the Selling Stockholders	$	$
       Delivery of the shares of our common stock will be made on or about                     , 2005.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
       Some of the selling stockholders have granted the underwriters an option to purchase a maximum of 750,000 additional shares of our common stock to cover over-allotments of shares, if any, exercisable at any time until 30 days after the date of this prospectus.

Wachovia Securities

D.A. Davidson & Co.	Piper Jaffray
The date of this prospectus is                     , 2005.

VOLCOM, INC.
5,000,000 Shares
Common Stock

PROSPECTUS
                    , 2005

Wachovia Securities
D.A. Davidson & Co.
Piper Jaffray